
12025588

TATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



Received SEC
MAR 16 2012
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File No. 1-8661

The Chubb Corporation

(Exact name of registrant as specified in its charter)

New Jersey	**13-2595722**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
15 Mountain View Road **Warren, New Jersey**	**07059**
(Address of principal executive offices)	*(Zip Code)*

(908) 903-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	*(Name of each exchange on which registered)*
Common Stock, par value $1 per share	New York Stock Exchange
Series B Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [✔] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [✔]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✔] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [✔] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✔]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [✔]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [✔]

The aggregate market value of common stock held by non-affiliates of the registrant was $17,852,043,816 as of June 30, 2011, computed on the basis of the closing sale price of the common stock on that date.

271,126,567

Number of shares of common stock outstanding as of February 10, 2012

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the 2012 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

CONTENTS

PART I.

Item 1. *Business*

General

The Chubb Corporation (Chubb) was incorporated as a business corporation under the laws of the State of New Jersey in June 1967. Chubb and its subsidiaries are referred to collectively as the Corporation. Chubb is a holding company for a family of property and casualty insurance companies known informally as the Chubb Group of Insurance Companies (the P&C Group). Since 1882, the P&C Group has provided property and casualty insurance to businesses and individuals around the world. According to A.M. Best, the P&C Group is the 12th largest U.S. property and casualty insurance group based on 2010 net written premiums.

At December 31, 2011, the Corporation had total assets of $50.9 billion and shareholders' equity of $15.6 billion. Revenues, income before income tax and assets for each operating segment for the three years ended December 31, 2011 are included in Note (14) of the Notes to Consolidated Financial Statements. The Corporation employed approximately 10,100 persons worldwide on December 31, 2011.

The Corporation's principal executive offices are located at 15 Mountain View Road, Warren, New Jersey 07059, and our telephone number is (908) 903-2000.

The Corporation's Internet address is www.chubb.com. The Corporation's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available free of charge on this website as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission. Chubb's Corporate Governance Guidelines, charters of certain key committees of its Board of Directors, Restated Certificate of Incorporation, By-Laws, Code of Business Conduct and Code of Ethics for CEO and Senior Financial Officers are also available on the Corporation's website or by writing to the Corporation's Corporate Secretary.

Property and Casualty Insurance

The P&C Group is divided into three strategic business units. Chubb Personal Insurance offers coverage of fine homes, automobiles and other personal possessions along with options for high limits of personal liability coverage. Chubb Personal Insurance also provides supplemental accident and health insurance in niche markets. Chubb Commercial Insurance offers a full range of commercial insurance products, including coverage for multiple peril, casualty, workers' compensation and property and marine. Chubb Commercial Insurance is known for writing niche business, where our expertise can add value for our agents, brokers and policyholders. Chubb Specialty Insurance offers a wide variety of specialized professional liability products for privately and publicly owned companies, financial institutions, professional firms and healthcare organizations. Chubb Specialty Insurance also includes our surety business.

The P&C Group provides insurance coverages principally in the United States, Canada, Europe, Australia, and parts of Latin America and Asia. Revenues of the P&C Group by geographic area for the three years ended December 31, 2011 are included in Note (14) of the Notes to Consolidated Financial Statements.

The principal members of the P&C Group are Federal Insurance Company (Federal), Pacific Indemnity Company (Pacific Indemnity), Executive Risk Indemnity Inc. (Executive Risk Indemnity), Great Northern Insurance Company (Great Northern), Vigilant Insurance Company (Vigilant), Chubb National Insurance Company (Chubb National), Chubb Indemnity Insurance Company (Chubb Indemnity), Chubb Custom Insurance Company, Executive Risk Specialty Insurance Company (Executive Risk Specialty), Northwestern Pacific Indemnity Company, Texas Pacific Indemnity Company (Texas Pacific Indemnity) and Chubb Insurance Company of New Jersey (Chubb New Jersey) in the United States, as well as Chubb Atlantic Indemnity Ltd. (a Bermuda company), Chubb Insurance Company of Canada, Chubb Insurance Company of Europe SE, Chubb Capital Ltd. (a United Kingdom company),

Chubb Insurance Company of Australia Ltd., Chubb Argentina de Seguros, S.A., Chubb Insurance (China) Company Limited and Chubb do Brasil Companhia de Seguros.

Chubb & Son, a division of Federal, is the manager of Pacific Indemnity, Executive Risk Indemnity, Great Northern, Vigilant, Chubb National, Chubb Indemnity, Executive Risk Specialty, Texas Pacific Indemnity and Chubb New Jersey. Chubb & Son also provides certain services to other members of the P&C Group. Acting subject to the supervision and control of the boards of directors of the members of the P&C Group, Chubb & Son provides day to day executive management and operating personnel and makes available the economy and flexibility inherent in the common operation of a group of insurance companies.

Premiums Written

A summary of the P&C Group's premiums written during the past three years is shown in the following table:

Year	Direct Premiums Written	Reinsurance Premiums Assumed (a)	Reinsurance Premiums Ceded (a)	Net Premiums Written
		(in millions)		
2011	$12,302	$548	$1,092	$11,758
2010	11,952	391	1,107	11,236
2009	11,813	370	1,106	11,077

(a) Intercompany items eliminated.

The net premiums written during the last three years for major classes of the P&C Group's business are included in the Property and Casualty Insurance — Underwriting Results section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

One or more members of the P&C Group are licensed and transact business in each of the 50 states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Canada, Europe, Australia, and parts of Latin America and Asia. In 2011, approximately 75% of the P&C Group's direct premiums written were produced in the United States, where the P&C Group's businesses enjoy broad geographic distribution with a particularly strong market presence in the Northeast. The five states accounting for the largest amounts of direct premiums written were New York with 12%, California with 9%, Texas with 5%, Florida with 4% and New Jersey with 4%. Of the approximately 25% of the P&C Group's direct premiums written that were produced outside of the United States, approximately 5% were produced in the United Kingdom, 5% in Canada, 4% in Brazil and 3% in Australia.

Underwriting Results

A frequently used industry measurement of property and casualty insurance underwriting results is the combined loss and expense ratio. The P&C Group uses the combined loss and expense ratio calculated in accordance with statutory accounting principles applicable to property and casualty insurance companies. This ratio is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable. Investment income is not reflected in the combined ratio. The profitability of property and casualty insurance companies depends on the results of both underwriting and investments operations.

The combined loss and expense ratios during the last three years in total and for the major classes of the P&C Group's business are included in the Property and Casualty Insurance — Underwriting Operations section of MD&A.

Another frequently used measurement in the property and casualty insurance industry is the ratio of statutory net premiums written to policyholders' surplus. At December 31, 2011 and 2010, the ratio for the P&C Group was 0.84 and 0.77, respectively.

Producing and Servicing of Business

The P&C Group does not utilize a significant in-house distribution model for its products. Instead, in the United States, the P&C Group offers products through independent insurance agencies and accepts business on a regular basis from insurance brokers. In most instances, these agencies and brokers also offer products of other companies that compete with the P&C Group. The P&C Group's branch and service offices assist these agencies and brokers in producing and servicing the P&C Group's business. In addition to the administrative offices in Warren and Whitehouse Station, New Jersey, the P&C Group has territory, branch and service offices throughout the United States.

The P&C Group primarily offers products through insurance brokers outside the United States. Local branch offices of the P&C Group assist the brokers in producing and servicing the business. In conducting its foreign business, the P&C Group mitigates the risks relating to currency fluctuations by generally maintaining investments in those foreign currencies in which the P&C Group has loss reserves and other liabilities. The net asset or liability exposure to the various foreign currencies is regularly reviewed.

Business for the P&C Group is also produced through participation in certain underwriting pools and syndicates. Such pools and syndicates provide underwriting capacity for risks which an individual insurer cannot prudently underwrite because of the magnitude of the risk assumed or which can be more effectively handled by one organization due to the need for specialized loss control and other services.

Reinsurance Ceded

In accordance with the normal practice of the insurance industry, the P&C Group cedes reinsurance to reinsurance companies. Reinsurance is ceded to provide greater diversification of risk and to limit the P&C Group's maximum net loss arising from large risks or from catastrophic events.

A large portion of the P&C Group's ceded reinsurance is effected under contracts known as treaties under which all risks meeting prescribed criteria are automatically covered. Most of the P&C Group's treaty reinsurance arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. In certain circumstances, reinsurance is also effected by negotiation on individual risks. The amount of each risk retained by the P&C Group is subject to maximum limits that vary by line of business and type of coverage. Retention limits are regularly reviewed and are revised periodically as the P&C Group's capacity to underwrite risks changes. For a discussion of the P&C Group's reinsurance program and the cost and availability of reinsurance, see the Property and Casualty Insurance — Underwriting Results section of MD&A.

Ceded reinsurance contracts do not relieve the P&C Group of the primary obligation to its policyholders. Thus, a credit exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable to meet its obligations or disputes the liabilities assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers, coverage interpretations and other factors. The P&C Group is selective in regard to its reinsurers, placing reinsurance with only those reinsurers that the P&C Group believes have strong balance sheets and superior underwriting ability. The P&C Group monitors the financial strength of its reinsurers on an ongoing basis.

Unpaid Losses and Loss Adjustment Expenses and Related Amounts Recoverable from Reinsurers

Insurance companies are required to establish a liability in their accounts for the ultimate costs (including loss adjustment expenses) of claims that have been reported but not settled and of claims that have been incurred but not reported. Insurance companies are also required to report as assets the portion of such liability that will be recovered from reinsurers.

The process of establishing the liability for unpaid losses and loss adjustment expenses is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

The anticipated effect of inflation is implicitly considered when estimating liabilities for unpaid losses and loss adjustment expenses. Estimates of the ultimate value of all unpaid losses are based in part on the development of paid losses, which reflect actual inflation. Inflation is also reflected in the case estimates established on reported open claims which, when combined with paid losses, form another basis to derive estimates of reserves for all unpaid losses. There is no precise method for subsequently evaluating the adequacy of the consideration given to inflation, since claim settlements are affected by many factors.

The P&C Group continues to emphasize early and accurate reserving, inventory management of claims and suits, and control of the dollar value of settlements. The number of outstanding claims at year-end 2011 was approximately 11% higher than the number at year-end 2010 primarily due to an increase in outstanding catastrophe claims. The number of new arising claims during 2011 was approximately 8% higher than in the prior year.

Additional information related to the P&C Group's estimates related to unpaid losses and loss adjustment expenses and the uncertainties in the estimation process is presented in the Property and Casualty Insurance — Loss Reserves section of MD&A.

The table on page 7 presents the subsequent development of the estimated year-end liability for unpaid losses and loss adjustment expenses, net of reinsurance recoverable, for the ten years prior to 2011.

The top line of the table shows the estimated net liability for unpaid losses and loss adjustment expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in all years prior to the balance sheet date that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to the P&C Group.

The upper section of the table shows the reestimated amount of the previously recorded net liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for each individual year. The increase or decrease is reflected in operating results of the period in which the estimate is changed. The "cumulative deficiency (redundancy)" as shown in the table represents the aggregate change in the reserve estimates from the original balance sheet dates through December 31, 2011. The amounts noted are cumulative in nature; that is, an increase in a loss estimate that is related to a prior period occurrence generates a deficiency in each intermediate year. For example, a deficiency recognized in 2011 relating to losses incurred prior to December 31, 2001 would be included in the cumulative deficiency amount for each year in the period 2001 through 2010. Yet, the deficiency would be reflected in operating results only in 2011. The effect of changes in estimates of the liabilities for losses occurring in prior years on income before income taxes in each of the past three years is shown in the reconciliation of the beginning and ending liability for unpaid losses and loss adjustment expenses in the Property and Casualty Insurance — Loss Reserves section of MD&A.

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT

Year Ended	December 31 2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
						(in millions)					
Net Liability for Unpaid Losses and Loss Adjustment Expenses	$11,010	$12,642	$14,521	$16,809	$18,713	$19,699	$20,316	$20,155	$20,786	$20,901	$21,329
Net Liability Reestimated as of:											
One year later	11,799	13,039	14,848	16,972	18,417	19,002	19,443	19,393	20,040	20,134	
Two years later	12,143	13,634	15,315	17,048	17,861	18,215	18,619	18,685	19,229		
Three years later	12,642	14,407	15,667	16,725	17,298	17,571	18,049	17,965			
Four years later	13,246	14,842	15,584	16,526	16,884	17,184	17,510				
Five years later	13,676	14,907	15,657	16,411	16,636	16,829					
Six years later	13,812	15,064	15,798	16,310	16,459						
Seven years later	13,994	15,255	15,802	16,231							
Eight years later	14,218	15,305	15,801								
Nine years later	14,301	15,323									
Ten years later	14,344										
Total Cumulative Net Deficiency (Redundancy)	3,334	2,681	1,280	(578)	(2,254)	(2,870)	(2,806)	(2,190)	(1,557)	(767)	
Cumulative Net Deficiency Related to Asbestos and Toxic Waste Claims (Included in Above Total)	1,521	780	530	455	420	396	308	223	133	72	
Cumulative Amount of Net Liability Paid as of:											
One year later	3,135	3,550	3,478	3,932	4,118	4,066	4,108	4,063	4,074	4,300	
Two years later	5,499	5,911	6,161	6,616	6,896	6,789	6,565	6,711	6,831		
Three years later	7,133	7,945	8,192	8,612	8,850	8,554	8,436	8,605			
Four years later	8,564	9,396	9,689	10,048	10,089	9,884	9,734				
Five years later	9,588	10,543	10,794	10,977	10,994	10,821					
Six years later	10,366	11,353	11,530	11,606	11,697						
Seven years later	10,950	11,915	12,037	12,149							
Eight years later	11,390	12,292	12,497								
Nine years later	11,681	12,652									
Ten years later	11,991										
Gross Liability, End of Year	$15,515	$16,713	$17,948	$20,292	$22,482	$22,293	$22,623	$22,367	$22,839	$22,718	$23,068
Reinsurance Recoverable, End of Year	4,505	4,071	3,427	3,483	3,769	2,594	2,307	2,212	2,053	1,817	1,739
Net Liability, End of Year	$11,010	$12,642	$14,521	$16,809	$18,713	$19,699	$20,316	$20,155	$20,786	$20,901	$21,329
Reestimated Gross Liability	$19,894	$20,209	$19,667	$19,680	$19,975	$19,296	$19,678	$20,083	$21,235	$21,890	
Reestimated Reinsurance Recoverable	5,550	4,886	3,866	3,449	3,516	2,467	2,168	2,118	2,006	1,756	
Reestimated Net Liability	$14,344	$15,323	$15,801	$16,231	$16,459	$16,829	$17,510	$17,965	$19,229	$20,134	
Cumulative Gross Deficiency (Redundancy)	$ 4,379	$ 3,496	$ 1,719	$ (612)	$(2,507)	$(2,997)	$(2,945)	$(2,284)	$(1,604)	$ (828)	

The subsequent development of the net liability for unpaid losses and loss adjustment expenses as of year-ends 2001 through 2003 was adversely affected by substantial unfavorable development related to asbestos and toxic waste claims. The cumulative net deficiencies experienced related to asbestos and toxic waste claims were the result of: (1) an increase in the actual number of claims filed; (2) an increase in the estimated number of potential claims; (3) an increase in the severity of actual and potential claims; (4) an increasingly adverse litigation environment; and (5) an increase in litigation costs associated with such claims. For the years 2001 through 2003, in addition to the unfavorable development related to asbestos and toxic waste claims, there was significant unfavorable development in the professional liability classes — principally directors and officers liability and errors and omissions liability, due in large part to adverse loss trends related to corporate failures and allegations of management misconduct and accounting irregularities — and, to a lesser extent, workers' compensation and commercial casualty classes. For the years 2004 through 2010, unfavorable development related to asbestos and toxic waste claims was more than offset by significant favorable development, primarily in the professional liability classes and more recently in the commercial casualty classes due to favorable loss trends in recent years and in the commercial property and homeowners classes due to lower than expected emergence of losses.

Conditions and trends that have affected development of the liability for unpaid losses and loss adjustment expenses in the past will not necessarily recur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on the data in this table.

The middle section of the table on page 7 shows the cumulative amount paid with respect to the reestimated net liability as of the end of each succeeding year. For example, in the 2001 column, as of December 31, 2011 the P&C Group had paid $11,991 million of the currently estimated $14,344 million of net losses and loss adjustment expenses that were unpaid at the end of 2001; thus, an estimated $2,353 million of net losses incurred on or before December 31, 2001 remain unpaid as of December 31, 2011, approximately 37% of which relates to asbestos and toxic waste claims.

The lower section of the table on page 7 shows the gross liability, reinsurance recoverable and net liability recorded at the balance sheet date for each of the indicated years and the reestimation of these amounts as of December 31, 2011.

The liability for unpaid losses and loss adjustment expenses, net of reinsurance recoverable, reported in the accompanying consolidated financial statements prepared in accordance with generally accepted accounting principles (GAAP) comprises the liabilities of U.S. and foreign members of the P&C Group as follows:

	December 31	
	2011	2010
	(in millions)	
U.S. subsidiaries	$17,500	$17,193
Foreign subsidiaries	3,829	3,708
	$21,329	$20,901

Members of the P&C Group are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). The difference between the liability for unpaid losses and loss expenses, net of reinsurance recoverable, reported in the statutory basis financial statements of the U.S. members of the P&C Group and such liability reported on a GAAP basis in the consolidated financial statements is not significant.

Investments

Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the respective boards of directors for each company in the P&C Group.

Additional information about the Corporation's investment portfolio as well as its approach to managing risks is presented in the Invested Assets section of MD&A, the Investment Portfolio section of Quantitative and Qualitative Disclosures About Market Risk and Note (3) of the Notes to Consolidated Financial Statements.

The investment results of the P&C Group for each of the past three years are shown in the following table:

Year	Average Invested Assets (a)	Investment Income (b)	Percent Earned	
			Before Tax	After Tax
	(in millions)			
2011	$38,901	$1,562	4.02%	3.25%
2010	38,288	1,558	4.07	3.29
2009	36,969	1,549	4.19	3.39

(a) Average of amounts with fixed maturity securities at amortized cost, equity securities at fair value and other invested assets, which include private equity limited partnerships carried at the P&C Group's equity in the net assets of the partnerships.

(b) Investment income after deduction of investment expenses, but before applicable income tax.

Competition

There are numerous property and casualty insurance companies operating in the United States as well as in the international jurisdictions in which we write business. Accordingly, the property and casualty insurance industry is highly competitive both as to price and service. Members of the P&C Group compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. Some competitors produce their business at a lower cost through the use of salaried personnel rather than independent agents and brokers. Rates are not uniform among insurers and vary according to the types of insurers, product coverage and methods of operation. The P&C Group competes for business not only on the basis of price, but also on the basis of financial strength, availability of coverage desired by customers and quality of service, including claim adjustment service. The P&C Group's products and services are generally designed to serve specific customer groups or needs and to offer a degree of customization that is of value to the insured. The P&C Group continues to work closely with its distribution network of agents and brokers as well as customers and to reinforce with them the stability, expertise and added value the P&C Group's products provide.

There are approximately 2,500 property and casualty insurance companies in the United States operating independently or in groups and no single company or group is dominant across all lines of business or jurisdictions. However, the relatively large size and underwriting capacity of the P&C Group provide it opportunities not available to smaller companies.

Regulation and Premium Rates

Chubb is a holding company with subsidiaries primarily engaged in the property and casualty insurance business. In the United States, Chubb and the companies within the P&C Group are subject to regulation by certain states as members of an insurance holding company system. All states have enacted legislation that regulates insurance holding company systems such as the Corporation. This legislation generally provides that each insurance company in the system is required to register with the department of insurance of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and equitable. Notice to the insurance commissioners is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and any person in its holding company system and, in addition, certain of such transactions cannot be consummated without the commissioners' prior approval. Recent amendments to the model holding company law and regulation adopted by the National Association of Insurance Commissioners (NAIC), if passed by the state legislatures, will require insurance holding company systems to provide regulators with more information about the risks posed by any non-insurance company subsidiaries in the holding company system.

Companies within the P&C Group are subject to regulation and supervision in the respective states in which they do business. In general, such regulation is designed to protect the interests of policyholders, and not necessarily the interests of insurers, their shareholders and other investors. The extent of such regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative powers to a department of insurance.

State insurance departments impose regulations that, among other things, establish the standards of solvency that must be met and maintained. The NAIC has a risk-based capital requirement for property and casualty insurance companies. The risk-based capital formula is used by all state regulatory authorities to identify insurance companies that may be undercapitalized and that merit further regulatory attention. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company's actual policyholders' surplus to its minimum capital requirement will determine whether any state regulatory action is required. At December 31, 2011, each member of the P&C Group had more than sufficient capital to meet the risk-based capital requirement. The NAIC periodically reviews the risk-based capital formula and changes to the formula could be considered in the future. The NAIC recently has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. Among the changes under consideration by the NAIC is implementation of an Own Risk and Solvency Assessment (ORSA) rule that would require insurers to measure and share with solvency regulators their internal assessment of capital needs for the entire holding company group, including non-insurance subsidiaries.

State insurance departments also administer other aspects of insurance regulation and supervision that affect the P&C Group's operations including: the licensing of insurers and their agents; restrictions on insurance policy terminations; unfair trade practices; the nature of and limitations on investments; premium rates; restrictions on the size of risks that may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; limitations on dividends to policyholders and shareholders; and the adequacy of provisions for unearned premiums, unpaid losses and loss adjustment expenses, both reported and unreported, and other liabilities.

Regulatory requirements applying to premium rates vary from state to state, but generally provide that rates cannot be excessive, inadequate or unfairly discriminatory. In many states, these regulatory requirements can impact the P&C Group's ability to change rates, particularly with respect to personal lines products such as automobile and homeowners insurance, without prior regulatory approval. For example, in certain states there are measures that limit the use of catastrophe models or credit scoring in ratemaking and, at times, some states have adopted premium rate freezes or rate rollbacks. State limitations on the ability to cancel or nonrenew certain policies also can affect the P&C Group's ability to charge adequate rates.

Subject to legislative and regulatory requirements, the P&C Group's management determines the prices charged for its policies based on a variety of factors including loss and loss adjustment expense experience, inflation, anticipated changes in the legal environment, both judicial and legislative, and tax law and rate changes. Methods for arriving at prices vary by type of business, exposure assumed and size of risk. Underwriting profitability is affected by the accuracy of these assumptions, by the willingness of insurance regulators to approve changes in those rates that they control and by certain other matters, such as underwriting selectivity and expense control.

In all states, insurers authorized to transact certain classes of property and casualty insurance are required to become members of an insolvency fund. In the event of the insolvency of a licensed insurer writing a class of insurance covered by the fund in the state, companies in the P&C Group, together with the other fund members, are assessed in order to provide the funds necessary to pay certain claims against the insolvent insurer. Generally, fund assessments are proportionately based on the members' written premiums for the classes of insurance written by the insolvent insurer. In certain states, the P&C Group can recover a portion of these assessments through premium tax offsets or policyholder surcharges. In 2011, assessments of the members of the P&C Group were insignificant. The amount of future assessments cannot be reasonably estimated and can vary significantly from year to year.

Insurance regulation in certain states requires the companies in the P&C Group, together with other insurers operating in the state, to participate in assigned risk plans, reinsurance facilities and joint underwriting associations, which are mechanisms that generally provide applicants with various basic insurance coverages when they are not available in voluntary markets. Such mechanisms are most prevalent for automobile and workers' compensation insurance, but a majority of states also mandate that insurers, such as the P&C Group, participate in Fair Plans or Windstorm Plans, which offer basic property coverages to insureds where not otherwise available. Some states also require insurers to participate in facilities that provide homeowners, crime and other classes of insurance where periodic market constrictions may occur. Participation is based upon the amount of a company's voluntary written premiums in a particular state for the classes of insurance involved. These involuntary market plans generally are underpriced and produce unprofitable underwriting results.

In several states, insurers, including members of the P&C Group, participate in market assistance plans. Typically, a market assistance plan is voluntary, of limited duration and operates under the supervision of the insurance commissioner to provide assistance to applicants unable to obtain commercial and personal liability and property insurance. The assistance may range from identifying sources where coverage may be obtained to pooling of risks among the participating insurers. A few states require insurers, including members of the P&C Group, to purchase reinsurance from a mandatory reinsurance fund.

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in July 2010, two federal government bodies, the Federal Insurance Office (FIO) and the Financial Stability Oversight Council (FSOC), were created which may impact the regulation of insurance. Although the FIO is prohibited from directly regulating the business of insurance, it has authority to represent the United States in international insurance matters and has limited powers to preempt certain types of state insurance laws. The FIO also can recommend to the FSOC that it designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer's material financial distress or failure. An insurer so designated by FSOC could be subject to Federal Reserve supervision and heightened prudential standards. Other current and proposed federal measures that may significantly affect the P&C Group's business and the market as a whole include those concerning federal terrorism insurance, tort law, natural catastrophes, corporate governance, ergonomics, health care reform including the containment of medical costs, privacy, e-commerce, international trade, federal regulation of insurance companies and the taxation of insurance companies.

Companies in the P&C Group are also affected by a variety of state and federal legislative and regulatory measures as well as by decisions of their courts that define and extend the risks and benefits for which insurance is provided. These include: redefinitions of risk exposure in areas such as water damage, including mold, flood and storm surge; products liability and commercial general liability; credit scoring; and extension and protection of employee benefits, including workers' compensation and disability benefits.

Outside the United States, the extent of insurance regulation varies significantly among the countries in which the P&C Group operates, and regulatory and political developments in international markets could impact the P&C Group's business. Some countries have minimal regulatory requirements, while others regulate insurers extensively. Foreign insurers in many countries are subject to greater restrictions than domestic competitors. In certain countries, the P&C Group has incorporated insurance subsidiaries locally to improve its competitive position. Regulators in many countries are working with the International Association of Insurance Supervisors (IAIS) to consider changes to insurance company solvency standards and group supervision of companies in a holding company system, including non-insurance companies. These IAIS initiatives include a set of Insurance Core Principles (ICPs) for a globally-accepted framework for insurance sector regulation and supervision and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame). The European Union Solvency II directive, being implemented to harmonize insurance regulation across the European Union member states, will require regulated companies such as the P&C Group's European operations to meet new requirements in relation to risk and capital management. Solvency II is scheduled to be effective January 1, 2013, but will not be fully enforced until January 1, 2014.

Legislative and judicial developments pertaining to asbestos and toxic waste exposures are discussed in the Property and Casualty Insurance — Loss Reserves section of MD&A.

Real Estate

The Corporation's wholly owned subsidiary, Bellemead Development Corporation (Bellemead), and its subsidiaries were involved in commercial development activities primarily in New Jersey and residential development activities primarily in central Florida. The real estate operations are in runoff.

Chubb Financial Solutions

Chubb Financial Solutions (CFS) provided customized financial products, primarily derivative financial instruments, to corporate clients. CFS has been in runoff since 2003. Since that date, CFS has terminated early or run off nearly all of its contractual obligations within its financial products portfolio. Additional information related to CFS's operations is included in the Corporate and Other — Chubb Financial Solutions section of MD&A.

Item 1A. *Risk Factors*

The Corporation's business is subject to a number of risks, including those described below, that could have a material effect on the Corporation's results of operations, financial condition or liquidity and that could cause our operating results to vary significantly from period to period. References to "we," "us" and "our" appearing in this Form 10-K should be read to refer to the Corporation.

If our property and casualty loss reserves are insufficient, our results could be adversely affected.

The process of establishing loss reserves is complex and imprecise because it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process. Variations between our loss reserve estimates and the actual emergence of losses could be material and could have a material adverse effect on our results of operations or financial condition.

A further discussion of the risk factors related to our property and casualty loss reserves is presented in the Property and Casualty Insurance — Loss Reserves section of MD&A.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social, environmental and other conditions change, unexpected or unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these issues may not become apparent for some time after we have written the insurance policies that are affected by such issues. As a result, the full extent of liability under our insurance policies may not be known for many years after the policies are issued. Emerging claim and coverage issues could have a material adverse effect on our results of operations or financial condition.

Catastrophe losses could materially and adversely affect our business.

As a property and casualty insurance holding company, our insurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various natural perils, including hurricanes and other windstorms, earthquakes, tsunamis, tidal waves, severe winter weather and brush fires. Catastrophes can also be man-made, such as a terrorist attack. The frequency and severity of catastrophes are inherently unpredictable. It is possible that both the frequency and severity of natural and man-made catastrophic events will increase.

The extent of losses from a catastrophe is a function of both the total amount of exposure under our insurance policies in the area affected by the event and the severity of the event. Most catastrophes are restricted to relatively small geographic areas; however, hurricanes and earthquakes may produce significant damage over larger areas, especially those that are heavily populated.

We are exposed to natural and man-made catastrophe risks in both our U.S. and international operations. Catastrophe risks include hurricanes and cyclones along the coastlines of North America, the Caribbean Region, Latin America, Asia and Australia. Catastrophe risks also include winter storms, northeasters, thunderstorms, hail storms, tornadoes, flooding and other water damage, earthquakes, other seismic or volcanic eruption, wildfires, and terrorism that may occur in locations in and outside the United States where we insure properties.

We utilize proprietary and third party catastrophe modeling tools to assist us in managing our catastrophe exposures. These models rely on various methodologies and assumptions which are subjective and subject to uncertainty. The methodologies and assumptions also may be changed from time to time by the third party modeling company. The use of different methodologies or assumptions would result in the model generating substantially different estimations of our catastrophe exposures. Moreover, modeled loss estimates may be materially different from actual results.

Natural or man-made catastrophic events could cause claims under our insurance policies to be higher than we anticipated and could cause substantial volatility in our financial results for any fiscal quarter or year. Our ability to write new business could also be affected. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation limiting insurers ability to increase rates and prohibiting insurers from withdrawing from catastrophe-exposed areas.

As a result of the foregoing, it is possible that the occurrence of any natural or man-made catastrophic event could have a material adverse effect on our business, results of operations, financial condition and liquidity. A further discussion of the risk factors related to catastrophes is presented in the Property and Casualty Insurance — Catastrophe Risk Management section of MD&A.

We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms and fires) in certain parts of the world. In response to this belief, a number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which may be chief contributors to global climate change.

We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business.

We rely on pricing and capital models, but actual results could differ materially from the model outputs.

We employ various predictive modeling, stochastic modeling and/or forecasting techniques to analyze and estimate loss trends and the risks associated with our assets and liabilities. We utilize the modeled outputs and related analyses to assist us in making underwriting, pricing, reinsurance and capital decisions. The modeled outputs and related analyses are subject to numerous assumptions, uncertainties and the inherent limitations of any statistical analysis. Consequently, modeled results may differ materially from our actual experience. If, based upon these models or otherwise, we under price our products or underestimate the frequency and/or severity of loss events, our results of operations or financial condition may be adversely affected. If, based upon these models or otherwise, we over price our products or overestimate the risks we are exposed to, new business growth and retention of our existing business may be adversely affected which could have a material adverse effect on our results of operations.

We may experience reduced returns or losses on our investments especially during periods of heightened volatility, which could have a material adverse effect on our results of operations or financial condition.

The returns on our investment portfolio may be reduced or we may incur losses as a result of changes in general economic conditions, interest rates, real estate markets, fixed income markets, equity markets, alternative investment markets, credit markets, exchange rates, global capital market conditions and numerous other factors that are beyond our control.

During prolonged periods of low interest rates and investment returns, we may not be able to invest new money generated by our operations or reinvest funds at rates that generate the same level of investment income generated by our existing invested assets, which could have a material adverse effect on our results of operations and financial condition.

The worldwide financial markets experience high levels of volatility during certain periods, which could have an increasingly adverse impact on the U.S. and foreign economies. The financial market volatility and the resulting negative economic impact could continue and it is possible that it may be prolonged, which could adversely affect our current investment portfolio, make it difficult to determine the value of certain assets in our portfolio and/or make it difficult for us to purchase suitable investments that meet our risk and return criteria. These factors could cause us to realize less than expected returns on invested assets, sell investments for a loss or write off or write down investments, any of which could have a material adverse effect on our results of operations or financial condition.

A significant portion of our investment portfolio is invested in obligations of states, municipalities and political subdivisions (often referred to as municipal bonds). The recent financial market volatility and the resulting negative economic impact have resulted in actual or projected budget deficits for many municipal bond issuers. These deficits, combined with declining municipal tax bases and revenues, have raised concerns over the potential for an increased risk of default or impairment of municipal bonds. Such concerns, as well actual defaults or impairments, could adversely impact these investments in terms of volatility, liquidity and value.

Our investment portfolio includes commercial mortgage-backed securities, residential mortgage-backed securities, collateralized mortgage obligations and pass-through securities. Continuation of the prolonged stress in the U.S. housing market and/or financial market disruption could adversely impact these investments.

Our investment portfolio includes securities that may be more volatile than fixed maturity instruments and certain of these instruments may be illiquid.

Our investment portfolio includes equity securities and private equity limited partnership interests which may experience significant volatility in their investment returns and valuation. Moreover, our private equity limited partnership interests are subject to transfer restrictions and may be illiquid. If the investment returns or value of these investments decline, or if we are unable to dispose of these investments at their carrying value, it could have a material adverse effect on our results of operations or financial condition.

Changes to federal and/or state laws could adversely affect the value of our investment portfolio.

A significant portion of our investment portfolio consists of tax exempt securities and we receive certain tax benefits relating to such securities based on current laws and regulations. Our portfolio has also benefited from certain other laws and regulations, including without limitation, tax credits (such as foreign tax credits). Federal and/or state tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting us and could negatively impact the value of our investment portfolio.

We are exposed to credit risk and foreign currency risk in our business operations and in our investment portfolio.

We are exposed to credit risk in several areas of our business operations, including, without limitation, credit risk relating to reinsurance, co-sureties on surety bonds, policyholders of certain of our insurance products, independent agents and brokers, issuers of securities, insurers of certain securities and certain other counterparties relating to our investment portfolio.

With respect to reinsurance coverages that we have purchased, our ability to recover amounts due from reinsurers may be affected by the creditworthiness and willingness to pay of the reinsurers. Although certain reinsurance we have purchased is collateralized, the collateral is exposed to credit risk of the counterparty that has guaranteed an investment return on such collateral.

It is customary practice in the surety business for multiple insurers to participate as co-sureties on large surety bonds, meaning that each insurer (each referred to as a co-surety) assumes its proportionate share of the risk and receives a corresponding percentage of the bond premium. Under these arrangements, the co-sureties' obligations are joint and several. Consequently, if a co-surety defaults on its obligations, the remaining co-surety or co-sureties are obligated to make up the shortfall to the beneficiary of the surety bond even though the non-defaulting co-sureties did not receive the premium for that portion of the risk. Therefore, we are subject to credit risk with respect to the insurers with whom we are co-sureties on surety bonds.

In accordance with industry practice, when insureds purchase our insurance products through independent agents and brokers, they generally pay the premiums to the agent or broker, which in turn is required to remit the collected premium to us. In many jurisdictions, we are deemed to have received payment upon the receipt of the payment by the agent or broker, regardless of whether the agent or broker actually remits payment to us. As a result, we assume credit risk associated with amounts due from independent agents and brokers.

The value of our investment portfolio is subject to credit risk from the issuers and/or guarantors of the securities in the portfolio, other counterparties in certain transactions and, for certain securities, insurers that guarantee specific issuer's obligations. Defaults by the issuer and, where applicable, an issuer's guarantor, insurer or other counterparties with regard to any of such investments could reduce our net investment income and net realized investment gains or result in investment losses.

We report our financial results in U.S. dollars, but a significant amount of the business we write and expenses we incur outside the United States are denominated in currencies other than the U.S. dollar. In addition, a substantial portion of our investment portfolio is denominated in non-U.S. dollar currencies. As a result, changes in the strength of the U.S. dollar relative to these foreign currencies could adversely affect our results of operations and financial condition.

Our exposure to any of the above credit risks and foreign currency risk could have a material adverse effect on our results of operations or financial condition.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure, such as:

- engaging in rigorous underwriting;
- carefully evaluating terms and conditions of our policies;
- focusing on our risk aggregations by geographic zones, industry type, credit exposure and other bases; and
- ceding reinsurance.

However, there are inherent limitations in all of these tactics and no assurance can be given that an event or series of events will not result in loss levels in excess of our probable maximum loss models, which could have a material adverse effect on our financial condition or results of operations. It is also possible that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Such a manifestation of losses could have a material adverse effect on our financial condition or results of operations.

These risks may be heightened during difficult economic conditions such as those currently being experienced in the United States and elsewhere.

Reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all.

The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control. No assurances can be made that reinsurance will remain continuously available to us in amounts that we consider sufficient and at rates that we consider acceptable, which would cause us to increase the amount of risk we retain, reduce the amount of business we underwrite or look for alternatives to reinsurance. This, in turn, could have a material adverse effect on our financial condition or results of operations.

Cyclicality of the property and casualty insurance industry may cause fluctuations in our results.

The property and casualty insurance business historically has been cyclical, experiencing periods characterized by intense price competition, relatively low premium rates and less restrictive underwriting standards followed by periods of relatively low levels of competition, high premium rates and more selective underwriting standards. We expect this cyclicality to continue. The periods of intense price competition in the cycle could adversely affect our financial condition, profitability or cash flows.

A number of factors, including many that are volatile and unpredictable, can have a significant impact on cyclical trends in the property and casualty insurance industry and the industry's profitability. These factors include:

- an apparent trend of courts to grant increasingly larger awards for certain damages;
- catastrophic hurricanes, windstorms, earthquakes and other natural disasters, as well as the occurrence of man-made disasters (e.g., a terrorist attack);

- availability, price and terms of reinsurance;
- fluctuations in interest rates;
- changes in the investment environment that affect market prices of and income and returns on investments; and
- inflationary pressures that may tend to affect the size of losses experienced by insurance companies.

We cannot predict whether or when market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our ability to transact business would be materially and adversely affected.

We may be unsuccessful in our efforts to sell new products and/or to expand our existing product offerings to new markets.

Our strategy for enhancing profitable growth includes new product initiatives as well as expanding existing product offerings to new markets. We may not be successful in these efforts, which could have a material adverse effect on our results of operations. If we are successful, results attributable to these product offerings could be different than we anticipate and could have an adverse effect on our results of operations or financial condition.

Payment of obligations under surety bonds could adversely affect our future operating results.

The surety business tends to be characterized by infrequent but potentially high severity losses. The majority of our surety obligations are intended to be performance-based guarantees. When losses occur, they may be mitigated, at times, by recovery rights to the customer's assets, contract payments, collateral and bankruptcy recoveries. We have substantial commercial and construction surety exposure for current and prior customers. In that regard, we have exposures related to surety bonds issued on behalf of companies that have experienced or may experience deterioration in creditworthiness. If the financial condition of these companies were adversely affected by the economy or otherwise, we may experience an increase in filed claims and may incur high severity losses, which could have a material adverse effect on our results of operations.

A downgrade in our credit ratings and financial strength ratings could adversely impact the competitive positions of our operating businesses.

Credit ratings and financial strength ratings can be important factors in establishing our competitive position in the insurance markets. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed. If our credit ratings were downgraded in the future, we could incur higher borrowing costs and may have more limited means to access capital. In addition, a downgrade in our financial strength ratings could adversely affect the competitive position of our insurance operations, including a possible reduction in demand for our products in certain markets.

The inability of our insurance subsidiaries to pay dividends in sufficient amounts would harm our ability to meet our obligations and to pay future dividends.

As a holding company, Chubb relies primarily on dividends from its insurance subsidiaries to meet its obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders. The ability of our insurance subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. We are subject to regulation by some states as an insurance holding company system. Such regulation generally provides that transactions between companies within the holding company system must be fair and equitable. Transfers of assets among affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior notice to, or prior approval by, state regulatory authorities. The ability of our insurance subsidiaries to pay dividends is also restricted by regulations that set standards of solvency that must be met and maintained, that limit investments and that limit dividends to shareholders. These regulations may affect Chubb's insurance subsidiaries' ability to provide Chubb with dividends.

Our businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

Our insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, and not necessarily the interests of insurers, their shareholders or other investors. The regulation relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines and other sanctions.

Virtually all states in which we operate require the P&C Group, together with other insurers licensed to do business in that state, to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. In addition, in various states, our insurance subsidiaries must participate in mandatory arrangements to provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. A few states require us to purchase reinsurance from a mandatory reinsurance fund. Such reinsurance funds can create a credit risk for insurers if not adequately funded by the state and, in some cases, the existence of a reinsurance fund could affect the prices charged for our policies. The effect of these and similar arrangements could reduce our profitability in any given period or limit our ability to grow our business.

In recent years, the state insurance regulatory framework has come under increased scrutiny, including scrutiny by federal officials, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are continually reexamining existing laws and regulations, specifically focusing on modifications to statutory accounting principles, interpretations of existing laws and the development of new laws and regulations. The NAIC recently has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. Any proposed or future legislation or NAIC initiatives, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs or increased capital requirements.

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the P&C Group's business and the market as a whole include measures concerning federal terrorism insurance, systemic risk regulation, tort law, natural catastrophes, corporate governance, ergonomics, health care reform including containment of medical costs, privacy, e-commerce, international trade, federal regulation of insurance companies and the taxation of insurance companies. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in July 2010, two federal government bodies, the Federal Insurance Office (FIO) and the Financial Stability Oversight Council (FSOC), were created which may impact the regulation of insurance. Although the FIO is prohibited from directly regulating the business of insurance, it has authority to represent the United States in international insurance matters and has limited powers to preempt certain types of state insurance laws. The FIO also can recommend to the FSOC that it designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer's material financial distress or failure. An insurer so designated by FSOC could be subject to Federal Reserve supervision and heightened prudential standards. While we do not believe the P&C Group or any of its companies are systemically significant, it is possible the FSOC could conclude otherwise. If the FSOC were to designate the P&C Group or any of its insurance subsidiaries for supervision by the Federal Reserve, it could place more restrictions on our ability to conduct business and may result in higher costs, increased capital requirements and lower profitability. Even if an insurance company is not designated as a systemically important institution, it still could be adversely impacted by new rules governing such institutions, as non-bank financial institutions may, under certain circumstances, be subject to possible assessment to fund the orderly resolution of a financially distressed systemically important financial institution.

Our insurance subsidiaries also are subject to extensive regulation and supervision in jurisdictions outside the United States. Regulators in many countries are working with the International Association of Insurance Supervisors (IAIS) to consider changes to insurance company solvency standards and group supervision of companies in a holding company system, including noninsurance companies. Some IAIS initiatives are particularly focused on the supervision of internationally active insurance groups, such as the P&C Group. The European Union Solvency II directive will require regulated companies such as the P&C Group's European operations to meet new requirements in relation to risk and capital management. A U.S. parent of an European Union subsidiary could be subject to certain Solvency II requirements if the U.S. state-based regulatory system is not deemed "equivalent" to Solvency II. Solvency II is scheduled to be effective January 1, 2013 and will be fully enforced beginning January 1, 2014. Such proposed or future legislation and regulatory initiatives in countries where we operate, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs, increased capital requirements and lower profitability.

The IAIS also is working with the Financial Stability Board (FSB) to decide if any insurers should be designated globally significant financial institutions. While we do not believe the P&C Group or any of its companies are globally systemically significant institutions, it is possible the FSB could conclude otherwise. The ramifications of an FSB globally systemically significant designation for the P&C Group or any of its insurance subsidiaries is unknown at this time; however, it is likely to result in greater regulatory scrutiny and could place more restrictions on our ability to conduct business, result in higher costs, increased capital requirements or lower profitability.

Changes in accounting principles and financial reporting requirements may impact the manner in which we present our results of operations and financial condition.

The Financial Accounting Standards Board (FASB) and the Securities and Exchange Commission may issue from time to time new accounting and reporting standards or changes in the interpretation of existing standards. These new standards or changes in interpretation could have an effect on how we report our results of operations and financial condition in the future.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

The property and casualty insurance industry is highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. We compete for business not only on the basis of price, but also on the basis of financial strength, availability of coverage desired by customers and quality of service, including claim adjustment service. We may have difficulty in continuing to compete successfully on any of these bases in the future.

If competition limits our ability to write new business at adequate rates, our results of operations could be adversely affected.

We are subject to a number of risks associated with our business outside the United States.

A significant portion of our business is conducted outside the United States, including in Asia, Australia, Canada, Europe and Latin America. By doing business outside the United States, we are subject to a number of risks, including without limitation, dealing with jurisdictions, especially in emerging markets, that may lack political, financial or social stability and/or a strong legal and regulatory framework, which may make it difficult to do business and comply with local laws and regulations in such jurisdictions. Failure to comply with local laws in a particular jurisdiction or doing business in a country that becomes increasingly unstable could have a significant adverse effect on our business and operations in that market as well as on our reputation generally.

As part of our international operations, we engage in transactions denominated in currencies other than the U.S. dollar. To reduce our exposure to currency fluctuation, we attempt to match the currency of the liabilities we incur under insurance policies with assets denominated in the same local currency. However, in the event that we underestimate our exposure, negative movements in the U.S. dollar versus the local currency will exacerbate the impact of the exposure on our results of operations and financial condition.

We report the results of our international operations on a consolidated basis with our domestic business. These results are reported in U.S. dollars. A significant portion of the business we write outside the United States, however, is transacted in local currencies. Consequently, fluctuations in the relative value of local currencies in which the policies are written versus the U.S. dollar can mask the underlying trends in our international business.

The United States and other jurisdictions in which we operate have adopted various laws and regulations that may apply to the business we conduct outside of the United States, including those relating to antibribery and economic sanctions compliance. Although we have policies and controls in place that are designed to ensure compliance with these laws and regulations, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions. In addition, such violations could damage our business and/or our reputation. Such civil penalties, criminal penalties, other sanctions and damage to our business and/or reputation could have a material adverse effect on our results of operations or financial condition.

We are dependent on a distribution network comprised of independent insurance brokers and agents to distribute our products.

We generally do not use salaried employees to promote or distribute our insurance products. Instead, we rely on a large number of independent insurance brokers and agents. Accordingly, our business is dependent on the willingness of these brokers and agents to recommend our products to their customers. Deterioration in relationships with our broker and agent distribution network could materially and adversely affect our ability to sell our products, which, in turn, could have a material adverse effect on our results of operations or financial condition.

If we experience difficulties with outsourcing relationships, our ability to conduct our business might be negatively impacted.

We outsource certain business and administrative functions to third parties and may do so increasingly in the future. If we fail to develop and implement our outsourcing strategies or our third party providers fail to perform as anticipated, we may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on our results of operations or financial condition. By outsourcing certain business and administrative functions to third parties, we may be exposed to enhanced risk of data security breaches. Any breach of data security could damage our reputation and/or result in monetary damages, which, in turn, could have a material adverse effect on our results of operations or financial condition.

The occurrence of certain events could have a materially adverse effect on our systems and could impact our ability to conduct business effectively.

Our computer, information technology and telecommunications systems, which we use to conduct our business, interface with and rely upon third party systems. Systems failures or outages could compromise our ability to perform business functions in a timely manner, which could harm our ability to conduct business and hurt our relationships with our business partners and customers.

In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, a computer virus, a terrorist attack or war, our systems may be inaccessible to our employees, customers or business partners for an extended period of time. Even if our employees or third party providers are able to report to work, they might be unable to perform their duties for an extended period of time if our computer, information technology or telecommunication systems were disabled or destroyed.

Our systems could also be subject to physical break-ins, electronic hacking, and subject to similar disruptions from unauthorized tampering. This may impede or interrupt our business operations, which could have a material adverse effect on our results of operations or financial condition. In addition, such events could result in data security breaches. Any breach of data security could damage our reputation and/or result in monetary damages, which, in turn, could have a material adverse effect on our results of operations or financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The executive offices of the Corporation are in Warren, New Jersey. The administrative offices of the P&C Group are located in Warren and Whitehouse Station, New Jersey. The P&C Group maintains territory, branch and service offices in major cities throughout the United States and also has offices in Canada, Europe, Australia, Latin America and Asia. Office facilities are leased with the exception of buildings in Whitehouse Station, New Jersey and Simsbury, Connecticut. Management considers its office facilities suitable and adequate for the current level of operations.

Item 3. *Legal Proceedings*

The information required with respect to Item 3 is included in Note (13)(a) of the Notes to Consolidated Financial Statements, which information is incorporated by reference into this Item 3.

Executive Officers of the Registrant

	Age (a)	Year of Election (b)
John D. Finnegan, Chairman, President and Chief Executive Officer	63	2002
W. Brian Barnes, Senior Vice President and Chief Actuary of Chubb & Son, a division of Federal	49	2008
Maureen A. Brundage, Executive Vice President and General Counsel	55	2005
Robert C. Cox, Executive Vice President of Chubb & Son, a division of Federal	53	2003
John J. Kennedy, Senior Vice President and Chief Accounting Officer	56	2008
Mark P. Korsgaard, Executive Vice President of Chubb & Son, a division of Federal	56	2010
Paul J. Krump, President of Commercial and Specialty Lines of Chubb & Son, a division of Federal	52	2001
Harold L. Morrison, Jr., Executive Vice President, Chief Global Field Officer and Chief Administrative Officer of Chubb & Son, a division of Federal	54	2008
Steven R. Pozzi, Executive Vice President of Chubb & Son, a division of Federal	55	2009
Dino E. Robusto, President of Personal Lines and Claims of Chubb & Son, a division of Federal	53	2006
Richard G. Spiro, Executive Vice President and Chief Financial Officer	47	2008
Kathleen M. Tierney, Executive Vice President of Chubb & Son, a division of Federal	43	2010

(a) Ages listed above are as of April 24, 2012.

(b) Date indicates year first elected or designated as an executive officer.

All of the foregoing officers serve at the pleasure of the Board of Directors of the Corporation and have been employees of the Corporation for more than five years except for Mr. Spiro.

Before joining the Corporation in 2008, Mr. Spiro was an investment banker at Citigroup Global Markets Inc., where he served as a Managing Director in Citigroup's financial institutions investment banking group.

PART II.

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The common stock of Chubb is listed and principally traded on the New York Stock Exchange (NYSE) under the trading symbol "CB". The following are the high and low closing sale prices as reported on the NYSE Composite Tape and the quarterly dividends declared per share for each quarter of 2011 and 2010.

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$61.31	$65.87	$64.45	$70.31
Low	57.32	60.50	55.43	58.12
Dividends declared	.39	.39	.39	.39

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$52.47	$53.75	$58.14	$60.23
Low	47.66	49.10	49.20	56.05
Dividends declared	.37	.37	.37	.37

At February 10, 2012, there were approximately 8,000 common shareholders of record.

The declaration and payment of future dividends to Chubb's shareholders will be at the discretion of Chubb's Board of Directors and will depend upon many factors, including the Corporation's operating results, financial condition and capital requirements, and the impact of regulatory constraints discussed in Note (17)(e) of the Notes to Consolidated Financial Statements.

The following table summarizes Chubb's repurchases of its common stock during each month in the quarter ended December 31, 2011.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (b)
October 2011	443,900	$58.70	443,900	6,461,380
November 2011	2,795,903	65.37	2,795,903	3,665,477
December 2011	2,756,070	68.04	2,756,070	909,407
Total	5,995,873	66.10	5,995,873	

(a) The stated amounts exclude 2,050 shares and 227 shares delivered to Chubb during the months of October 2011 and December 2011, respectively, by employees of the Corporation to cover option exercise prices in connection with the Corporation's stock-based compensation plans.

(b) On December 9, 2010, the Board of Directors authorized the repurchase of up to 30,000,000 shares of Chubb's common stock. On January 26, 2012, the Board of Directors authorized the repurchase of up to $1.2 billion of Chubb's common stock. These authorizations have no expiration date.

Stock Performance Graph

The following performance graph compares the performance of Chubb's common stock during the five-year period from December 31, 2006 through December 31, 2011 with the performance of the Standard & Poor's 500 Index and the Standard & Poor's Property & Casualty Insurance Index. The graph plots the changes in value of an initial $100 investment over the indicated time periods, assuming all dividends are reinvested.

Cumulative Total Return
Based upon an initial investment of $100 on December 31, 2006
with dividends reinvested


$200
$150
$100
$50
2006
2007
2008
2009
2010
2011
The Chubb Corporation
S&P 500
S&P Property & Casualty Insurance

	December 31					
	2006	2007	2008	2009	2010	2011
Chubb	$100	$105	$101	$101	$125	$149
S&P 500	100	105	66	84	97	99
S&P 500 Property & Casualty Insurance	100	86	61	68	74	74

Our filings with the Securities and Exchange Commission (SEC) may incorporate information by reference, including this Form 10-K. Unless we specifically state otherwise, the information under this heading "Stock Performance Graph" shall not be deemed to be "soliciting materials" and shall not be deemed to be "filed" with the SEC or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. *Selected Financial Data*

	2011	2010	2009	2008	2007
	(in millions except for per share amounts)				
FOR THE YEAR					
Revenues					
Property and Casualty Insurance					
Premiums Earned	$11,644	$11,215	$11,331	$11,828	$11,946
Investment Income	1,598	1,590	1,585	1,652	1,622
Other Revenues	—	—	2	4	11
Corporate and Other	55	88	75	108	154
Realized Investment Gains (Losses), Net	288	426	23	(371)	374
Total Revenues	$13,585	$13,319	$13,016	$13,221	$14,107
Income					
Property and Casualty Insurance					
Underwriting Income	$ 574	$ 1,222	$ 1,631	$ 1,361	$ 2,116
Investment Income	1,562	1,558	1,549	1,622	1,590
Other Income (Charges)	21	2	(3)	9	6
Property and Casualty Insurance Income	2,157	2,782	3,177	2,992	3,712
Corporate and Other	(246)	(220)	(238)	(214)	(149)
Realized Investment Gains (Losses), Net	288	426	23	(371)	374
Income Before Income Tax	2,199	2,988	2,962	2,407	3,937
Federal and Foreign Income Tax	521	814	779	603	1,130
Net Income	$ 1,678	$ 2,174	$ 2,183	$ 1,804	$ 2,807
Per Share					
Net Income	$ 5.76	$ 6.76	$ 6.18	$ 4.92	$ 7.01
Dividends Declared on Common Stock	1.56	1.48	1.40	1.32	1.16
AT DECEMBER 31					
Total Assets	$50,865	$50,249	$50,449	$48,429	$50,574
Long Term Debt	3,575	3,975	3,975	3,975	3,460
Total Shareholders' Equity	15,574	15,530	15,634	13,432	14,445
Book Value Per Share	57.15	52.24	47.09	38.13	38.56

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of the Corporation as of December 31, 2011 compared with December 31, 2010 and the results of operations for each of the three years in the period ended December 31, 2011. This discussion should be read in conjunction with the consolidated financial statements and related notes and the other information contained in this report.

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). These forward-looking statements are made pursuant to the safe harbor provisions of the PSLRA and include statements regarding our loss reserve and reinsurance recoverable estimates; asbestos and toxic waste liabilities and related developments; the number and severity of surety-related claims; the impact of an improving economy on our business; the impact of changes to our reinsurance program in 2011 and the cost of reinsurance in 2012; the adequacy of the rates at which we renewed and wrote new business; premium volume, pricing and competition in 2012; actions we may take in connection with our estimates of our exposure to catastrophes; property and casualty investment income during 2012; cash flows generated by our fixed income investments; currency rate fluctuations; estimates with respect to our credit derivatives exposure; the repurchase of common stock under our share repurchase program; our capital adequacy and funding of liquidity needs; the expected impact of new guidance related to accounting for costs associated with acquiring or renewing insurance contracts; the funding and timing of loss payments; and the redemption of our capital securities. Forward-looking statements are made based upon management's current expectations and beliefs concerning trends and future developments and their potential effects on us. These statements are not guarantees of future performance. Actual results may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties, which include, among others, those discussed or identified from time to time in our public filings with the Securities and Exchange Commission and those associated with:

- global political conditions and the occurrence of terrorist attacks, including any nuclear, biological, chemical or radiological events;
- the effects of the outbreak or escalation of war or hostilities;
- premium pricing and profitability or growth estimates overall or by lines of business or geographic area, and related expectations with respect to the timing and terms of any required regulatory approvals;
- adverse changes in loss cost trends;
- our ability to retain existing business and attract new business;
- our expectations with respect to cash flow and investment income and with respect to other income;
- the adequacy of loss reserves, including:
    - our expectations relating to reinsurance recoverables;
    - the willingness of parties, including us, to settle disputes;
    - developments in judicial decisions or regulatory or legislative actions relating to coverage and liability, in particular, for asbestos, toxic waste and other mass tort claims;
    - development of new theories of liability;
    - our estimates relating to ultimate asbestos liabilities; and
    - the impact from the bankruptcy protection sought by various asbestos producers and other related businesses;
- the availability and cost of reinsurance coverage;
- the occurrence of significant weather-related or other natural or human-made disasters, particularly in locations where we have concentrations of risk;
- the impact of economic factors on companies on whose behalf we have issued surety bonds, and in particular, on those companies that file for bankruptcy or otherwise experience deterioration in creditworthiness;

- the effects of disclosures by, and investigations of, companies relating to possible accounting irregularities, practices in the financial services industry, investment losses or other corporate governance issues, including:
  - the effects on the capital markets and the markets for directors and officers and errors and omissions insurance;
  - claims and litigation arising out of actual or alleged accounting or other corporate malfeasance by other companies;
  - claims and litigation arising out of practices in the financial services industry;
  - claims and litigation relating to uncertainty in the credit and broader financial markets; and
  - legislative or regulatory proposals or changes;
- the effects of changes in market practices in the U.S. property and casualty insurance industry arising from any legal or regulatory proceedings, related settlements and industry reform, including changes that have been announced and changes that may occur in the future;
- the impact of legislative, regulatory and similar developments on our business, including those relating to terrorism, catastrophes, the financial markets, solvency standards, capital requirements and accounting guidance;
- any downgrade in our claims-paying, financial strength or other credit ratings;
- the ability of our subsidiaries to pay us dividends;
- general political, economic and market conditions, whether globally or in the markets in which we operate, including:
  - changes in interest rates, market credit spreads and the performance of the financial markets;
  - currency fluctuations;
  - the effects of inflation;
  - changes in domestic and foreign laws, regulations and taxes;
  - changes in competition and pricing environments;
  - regional or general changes in asset valuations;
  - the inability to reinsure certain risks economically; and
  - changes in the litigation environment;
- our ability to implement management's strategic plans and initiatives.

Chubb assumes no obligation to update any forward-looking information set forth in this document, which speak as of the date hereof.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements include amounts based on informed estimates and judgments of management for transactions that are not yet complete. Such estimates and judgments affect the reported amounts in the financial statements. Those estimates and judgments that were most critical to the preparation of the financial statements involved the determination of loss reserves and the recoverability of related reinsurance recoverables and the evaluation of whether a decline in value of any investment is temporary or other than temporary. These estimates and judgments, which are discussed within the following analysis of our results of operations, require the use of assumptions about matters that are highly uncertain and therefore are subject to change as facts and circumstances develop. If different estimates and judgments had been applied, materially different amounts might have been reported in the financial statements.

OVERVIEW

The following highlights do not address all of the matters covered in the other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations or contain all of the information that may be important to Chubb's shareholders or the investing public. This overview should be read in conjunction with the other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

- Net income was $1.7 billion in 2011 and $2.2 billion in both 2010 and 2009. The decrease in net income in 2011 compared with 2010 was due primarily to lower operating income and, to a lesser extent, lower net realized investment gains. Net income was similar in 2010 and 2009 as lower operating income in 2010 was offset by higher net realized investment gains. We define operating income as net income excluding realized investment gains and losses after tax.

- Operating income was $1.5 billion in 2011, $1.9 billion in 2010 and $2.2 billion in 2009. The lower operating income in 2011 compared with that in 2010 and in 2010 compared with that in 2009 was due to lower underwriting income in our property and casualty insurance business, attributable in large part to an increasingly higher impact of catastrophes. Property and casualty investment income was flat in 2011 and increased slightly in 2010 compared with the respective prior year. Management uses operating income, a non-GAAP financial measure, among other measures, to evaluate its performance because the realization of investment gains and losses in any period could be discretionary as to timing and can fluctuate significantly, which could distort the analysis of operating trends.

- Underwriting results were profitable in 2011 and highly profitable in both 2010 and 2009. Our combined loss and expense ratio was 95.3% in 2011 compared with 89.3% in 2010 and 86.0% in 2009. The less profitable results in 2011 and 2010 compared to the respective prior year were primarily due to a substantially higher impact of catastrophes. The impact of catastrophes accounted for 8.9 percentage points of the combined ratio in 2011 compared with 5.7 percentage points in 2010 and 0.8 of a percentage point in 2009.

- During 2011, 2010 and 2009, we experienced overall favorable development of $767 million, $746 million and $762 million, respectively, on loss reserves established as of the previous year end. The favorable development in 2011 and 2010 was due primarily to favorable loss experience in certain professional liability, commercial liability and personal insurance classes. The favorable development in 2009 was due primarily to favorable loss experience in certain professional liability and commercial liability classes as well as lower than expected emergence of losses in the homeowners and commercial property classes.

- Total net premiums written increased by 5% in 2011 and 1% in 2010. Premium growth in 2010 was limited by the general economic downturn, especially in the United States. Growth in 2011 in the United States benefited from positive pricing trends in the standard commercial market as well as improving general economic conditions. Premium growth in both years benefited slightly from the impact of currency fluctuation on business written outside the United States. Net premiums written in the United States increased by 2% in 2011 and decreased by 1% in 2010. Net premiums written outside the United States increased by 11% in 2011 and 9% in 2010. Measured in local currencies, premiums outside the United States grew significantly in 2011 and modestly in 2010. In both years, overall premium growth reflected our emphasis on underwriting discipline in a highly competitive market.

- Property and casualty investment income after tax was flat in 2011 and increased by 1% in 2010 in what continued to be a low yield investment environment. The increase in 2010 reflected the positive effect of currency fluctuation on income from our investments denominated in currencies other than the U.S. dollar. Management uses property and casualty investment income after tax, a non-GAAP financial measure, to evaluate its investment results because it reflects the impact of any change in the proportion of the investment portfolio invested in tax exempt securities and is therefore more meaningful for analysis purposes than investment income before income tax.

- Net realized investment gains before tax were $288 million ($187 million after tax) in 2011 compared with $426 million ($277 million after tax) in 2010 and $23 million ($15 million after tax) in 2009. The net realized gains in 2011 and 2010 were primarily related to investments in limited partnerships, which generally are reported on a quarter lag.

A summary of our consolidated net income is as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Property and casualty insurance	$2,157	$2,782	$3,177
Corporate and other	(246)	(220)	(238)
Consolidated operating income before income tax	1,911	2,562	2,939
Federal and foreign income tax	420	665	771
Consolidated operating income	1,491	1,897	2,168
Realized investment gains after income tax	187	277	15
Consolidated net income	$1,678	$2,174	$2,183

PROPERTY AND CASUALTY INSURANCE

A summary of the results of operations of our property and casualty insurance business is as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Underwriting			
Net premiums written	$11,758	$11,236	$11,077
Decrease (increase) in unearned premiums	(114)	(21)	254
Premiums earned	11,644	11,215	11,331
Losses and loss expenses	7,407	6,499	6,268
Operating costs and expenses	3,695	3,496	3,377
Decrease (increase) in deferred policy acquisition costs	(63)	(30)	27
Dividends to policyholders	31	28	28
Underwriting income	574	1,222	1,631
Investments			
Investment income before expenses	1,598	1,590	1,585
Investment expenses	36	32	36
Investment income	1,562	1,558	1,549
Other income (charges)	21	2	(3)
Property and casualty income before tax	$ 2,157	$ 2,782	$ 3,177
Property and casualty investment income after tax	$ 1,265	$ 1,261	$ 1,252

Property and casualty income before tax was lower in 2011 than in 2010, which in turn was lower than in 2009. The successively lower level of income was due to a decrease in underwriting income. The decrease in underwriting income in 2011 compared with 2010 was primarily the result of a higher impact of catastrophes during 2011 and a decrease in current accident year underwriting profitability excluding the impact of catastrophes. The decrease in underwriting income in 2010 compared with 2009 was primarily attributable to a higher impact of catastrophes during 2010, offset in part by a modest improvement in current accident year underwriting profitability excluding the impact of catastrophes. Investment income in 2011 was flat and was slightly higher in 2010 compared with the respective prior year.

The profitability of our property and casualty insurance business depends on the results of both our underwriting and investment operations. We view these as two distinct operations since the underwriting functions are managed separately from the investment function. Accordingly, in assessing our performance, we evaluate underwriting results separately from investment results.

Underwriting Operations

Underwriting Results

We evaluate the underwriting results of our property and casualty insurance business in the aggregate and also for each of our separate business units.

Net Premiums Written

Net premiums written amounted to $11.8 billion in 2011, $11.2 billion in 2010 and $11.1 billion in 2009.

Net premiums written by business unit were as follows:

	Years Ended December 31				
	2011	% Increase 2011 vs. 2010	2010	% Increase 2010 vs. 2009	2009
			(dollars in millions)		
Personal insurance	$ 3,977	4%	$ 3,825	5%	$ 3,657
Commercial insurance	5,051	8	4,676	—	4,660
Specialty insurance	2,720	—	2,727	—	2,739
Total insurance	11,748	5	11,228	2	11,056
Reinsurance assumed	10	*	8	*	21
Total	$11,758	5	$11,236	1	$11,077

* The change in net premiums written is not presented since this business is in runoff.

Net premiums written increased by 5% in 2011 compared with 2010 and increased 1% in 2010 compared with 2009. Premiums written in the United States, which we define as premiums for U.S.-based exposures and which in 2011 represented about 72% of our total net premiums, increased by 2% in 2011 and decreased by 1% in 2010. Premiums written outside the United States, expressed in U.S. dollars, increased by 11% in 2011 and 9% in 2010. In both 2011 and 2010, the increase in net premiums written outside the United States included the positive impact of foreign currency fluctuation due to the impact of the weaker U.S. dollar relative to several currencies in which we wrote business in 2011 and 2010 compared to the respective prior year. As a result, overall premium growth in both 2011 and 2010 benefited slightly from the impact of currency fluctuation on business written outside the United States. Measured in local currencies, net premiums written outside the United States grew in both years, but more significantly in 2011. We experienced particularly strong growth in our personal insurance business outside the United States in both years. The countries outside the United States which were significant contributors to net premiums written in recent years were the United Kingdom, Canada, Brazil, Australia and Germany.

Premium growth continued to be constrained in both 2011 and 2010 by the general economic conditions in recent years. The amounts of coverage purchased or the insured exposures, both of which are bases upon which we calculate the premiums we charge, were down slightly or were flat for many classes of business in both 2011 and 2010 compared to the respective prior year. Also, in both 2011 and 2010, our ability to grow premiums was constrained by our emphasis on underwriting discipline in the highly competitive market environment. In 2010, the competitive environment placed pressure on renewal rates, resulting in overall average U.S. renewal rates in the personal, commercial and professional liability businesses being down slightly compared to 2009. While the market remained competitive in 2011, the pricing environment improved steadily during the year, primarily in the commercial classes. Overall average U.S. renewal rates in the commercial business in 2011 were up slightly while rates in the professional liability business were down slightly. Average renewal rates for our personal auto and homeowners business were close to flat.

In 2011 and 2010, we retained a high percentage of our existing customers and renewed those accounts at what we believe are acceptable rates relative to the risks. Overall, the percentage of business we retained on renewal was similar in 2011 compared with 2010. In both years, the slow improvement in the economic environment and the highly competitive market continued to make it challenging to obtain new business at acceptable rates. The overall level of new business improved slightly in 2011 compared with 2010, as an increase in new personal and commercial business, driven by business written outside the United States, was mostly offset by a modest decline in new professional liability business. The overall level of new business also improved slightly in 2010 over 2009 levels, as a modest increase in new commercial business was offset to a small extent by a decline in new professional liability business.

The highly competitive market is likely to continue in 2012. Nevertheless, we expect that the positive pricing environment experienced in 2011, particularly in the commercial classes, will continue into 2012. In addition, there were some signs during 2011 that the economy was improving, which if it continues and is sustained, should have a positive impact on premiums, although there is typically a lag between a recovery and any resulting growth in premiums. We expect our net written premiums will be modestly higher in 2012 compared with 2011, assuming average foreign currency to U.S. dollar exchange rates in 2012 remain similar to 2011 year-end levels.

The reinsurance assumed business has been in runoff since the sale of our ongoing reinsurance assumed business in December 2005.

Reinsurance Ceded

Our premiums written are net of amounts ceded to reinsurers who assume a portion of the risk under the insurance policies we write that are subject to reinsurance. Most of our ceded reinsurance arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. Therefore, unless we incur losses that exceed our initial retention under these contracts, we do not receive any loss recoveries. As a result, in certain years, we cede premiums to reinsurance companies and receive few, if any, loss recoveries. However, in a year in which there is a significant catastrophic event or a series of large individual losses, we may receive substantial loss recoveries. The impact of ceded reinsurance on net premiums written and net premiums earned and on net losses and loss expenses incurred for the three years ended December 31, 2011 is presented in Note (9) of the Notes to Consolidated Financial Statements.

The most significant component of our ceded reinsurance program is property reinsurance. We purchase two main types of property reinsurance: catastrophe and property per risk.

For property risks in the United States and Canada, we purchase traditional catastrophe reinsurance, including our primary treaty which we refer to as our North American catastrophe treaty, as well as supplemental catastrophe reinsurance that provides additional coverage for our exposures in the northeastern United States. For certain exposures in the United States, we also have arranged for the purchase of multi-year, collateralized reinsurance funded through the issuance of collateralized risk linked securities, known as catastrophe bonds. For events outside the United States, we also purchase traditional catastrophe reinsurance.

The North American catastrophe treaty has an initial retention of $500 million and provides coverage for United States and Canadian exposures of approximately 64% of losses (net of recoveries from other available reinsurance) between $500 million and $1.65 billion. For catastrophic events in the northeastern part of the United States and in Florida, the North American catastrophe treaty, supplemental catastrophe reinsurance and/or the catastrophe bond arrangements provide additional coverages as discussed below.

The catastrophe bond arrangements generally provide reinsurance coverage for specific types of losses in specific geographic locations. They are generally designed to supplement coverage provided under the North American catastrophe treaty. We currently have two catastrophe bond arrangements in effect: a $150 million reinsurance arrangement that expires in March 2012 that provides coverage for homeowners-related hurricane losses in Florida and a $475 million reinsurance arrangement, a portion of which expires in March 2014 and the remainder in March 2015, that provides coverage for homeowners and commercial exposures for loss events in the northeastern United States.

For catastrophic events in the northeastern United States, the combination of the North American catastrophe treaty, the supplemental catastrophe reinsurance and the $475 million catastrophe bond arrangement provides additional coverage of approximately 64% of losses (net of recoveries from other available reinsurance) between $1.65 billion and $3.55 billion.

For hurricane events in Florida, we have reinsurance from the Florida Hurricane Catastrophe Fund (FHCF), which is a state-mandated fund designed to reimburse insurers for a portion of their residential catastrophic hurricane losses. Our participation in this mandatory program limits our initial retention in Florida for homeowners-related losses to approximately $160 million and provides coverage of 90% of covered losses between approximately $160 million and $570 million. Additionally, the $150 million catastrophe bond arrangement provides coverage of approximately 60% of Florida homeowners-related hurricane losses between $750 million and $1.0 billion.

Our primary property catastrophe treaty for events outside the United States, including Canada, provides coverage of approximately 75% of losses (net of recoveries from other available reinsurance) between $100 million and $350 million. For catastrophic events in Australia and Canada, additional reinsurance provides coverage of 80% of losses between $350 million and $475 million.

In addition to catastrophe treaties, we also have a commercial property per risk treaty. This treaty provides coverage per risk of approximately $625 million to $850 million (depending upon the currency in which the insurance policy was issued) in excess of our initial retention. Our initial retention is generally between $25 million and $35 million.

In addition to our major property catastrophe and property per risk treaties, we purchase several smaller property treaties that only cover specific classes of business or locations having potential concentrations of risk.

Recoveries under our property reinsurance treaties are subject to certain coinsurance requirements that affect the interaction of some elements of our reinsurance program.

Our property reinsurance treaties generally contain terrorism exclusions for acts perpetrated by foreign terrorists, and for nuclear, biological, chemical and radiological loss causes whether such acts are perpetrated by foreign or domestic terrorists.

After decreasing somewhat in 2010, reinsurance rates for property risks stabilized in 2011. Consequently, the overall cost of our property reinsurance program was similar in 2011 and 2010. We do not expect the changes we made to our reinsurance program during 2011 to have a material effect on the Corporation's results of operations, financial condition or liquidity.

Our major, traditional property reinsurance treaties expire on April 1, 2012 and we are in the process of evaluating our 2012 property reinsurance program. Due to the significant worldwide catastrophe losses incurred by the industry in 2011, we expect that reinsurance rates for property risks will increase somewhat in 2012. The final structure of our reinsurance program and amount of coverage purchased, including the mixture of traditional catastrophe reinsurance and collateralized reinsurance coverage funded through the issuance of collateralized risk linked securities, is still being determined and will affect our total reinsurance costs in 2012.

Profitability

The combined loss and expense ratio (or combined ratio), expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business. Management evaluates the performance of our underwriting operations and of each of our business units using, among other measures, the combined loss and expense ratio calculated in accordance with statutory accounting principles. It is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.

Statutory accounting principles applicable to property and casualty insurance companies differ in certain respects from generally accepted accounting principles (GAAP). Under statutory accounting principles, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned. Management uses underwriting results determined in accordance with GAAP, among other measures, to assess the overall performance of our underwriting operations. To convert statutory underwriting results to a GAAP basis, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. Underwriting income determined in accordance with GAAP is defined as premiums earned less losses and loss expenses incurred and GAAP underwriting expenses incurred.

An accident year is the calendar year in which a loss is incurred or, in the case of claims-made policies, the calendar year in which a loss is reported. The total losses and loss expenses incurred for a particular calendar year include current accident year losses and loss expenses as well as any increases or decreases to our estimates of losses and loss expenses that occurred in all prior accident years, which we refer to as prior year loss development.

Underwriting results were profitable in 2011 and highly profitable in both 2010 and 2009. The combined loss and expense ratio for our overall property and casualty business was as follows:

	Years Ended December 31		
	2011	2010	2009
Loss ratio	63.8%	58.1%	55.4%
Expense ratio	31.5	31.2	30.6
Combined loss and expense ratio	95.3%	89.3%	86.0%

The loss ratio was higher in 2011 compared to 2010 due to a higher impact of catastrophes and a modest increase in the current accident year loss ratio excluding catastrophes. The loss ratio was higher in 2010 compared to 2009 also due primarily to a higher impact of catastrophes, but offset in part by a modest decrease in the current accident year loss ratio excluding catastrophes. In each of the last three years, the loss ratio reflected positive loss experience excluding catastrophes that we believe resulted from our disciplined underwriting in recent years. Results in all three years benefited to a similar extent from favorable prior year loss development. For more information on prior year loss development, see "Property and Casualty Insurance — Loss Reserves, *Prior Year Loss Development.*"

In 2011, the impact of catastrophes was $1.0 billion, which represented 8.9 percentage points of the combined ratio. The impact of catastrophes was $634 million in 2010 and $91 million in 2009, which represented 5.7 percentage points and 0.8 percentage points, respectively, of the combined ratio. A significant portion of the catastrophe losses in 2011 related to flooding in Australia as well as tornadoes and other storms in the United States, including losses of about $300 million related to Hurricane Irene. A significant portion of the catastrophe losses in 2010 related to numerous storms in the United States and, to a lesser extent, an earthquake in Chile.

We did not have any recoveries from our primary catastrophe reinsurance treaties during the three year period ended December 31, 2011 because there was no individual catastrophe for which our losses exceeded our retention under the treaties. Under a region-specific property catastrophe reinsurance treaty, we made recoveries of about $60 million of our gross losses related to the 2010 earthquake in Chile.

Our expense ratio was higher in 2011 compared with 2010, which in turn was higher compared with 2009. The increase in 2011 was due primarily to an increase in commission rates on business written outside the United States partially offset by overhead expenses increasing at a lower rate than the rate of growth of premiums written. The increase in 2010 was due to an increase in commissions and, to a lesser extent, overhead expenses increasing at a rate that exceeded the rate of growth of premiums written. In both 2011 and 2010, our overall commission rate increased due primarily to premium growth outside the United States in classes of business with higher commission rates.

Review of Underwriting Results by Business Unit

Personal Insurance

Net premiums written from personal insurance, which represented 34% of our premiums written in 2011, increased by 4% in 2011 and 5% in 2010 compared with the respective prior year. Net premiums written for the classes of business within the personal insurance segment were as follows:

	Years Ended December 31				
	2011	% Increase 2011 vs. 2010	2010	% Increase 2010 vs. 2009	2009
	(dollars in millions)				
Automobile	$ 682	7%	$ 638	11%	$ 577
Homeowners	2,477	4	2,382	2	2,339
Other	818	2	805	9	741
Total personal	$3,977	4	$3,825	5	$3,657

Personal automobile premiums increased in 2011 and 2010, reflecting new business growth in select non-U.S. locations and the positive impact of currency fluctuation on business written outside the United States. Personal automobile premiums in the United States increased slightly in 2011 and decreased slightly in 2010 as growth continued to be constrained by the highly competitive marketplace. Premiums for our homeowners business increased modestly in 2011 and increased slightly in 2010. Premium growth in this business has been constrained due to the downturn in the U.S. economy in recent years, which resulted in a slowdown in new housing construction as well as lower demand for jewelry and fine arts policy endorsements. In 2011, however, growth was achieved both inside and outside the United States, due primarily to new business and, to a lesser extent, increases in coverage on some existing policies. Premiums from our other personal business, which includes accident and health, excess liability and yacht coverages, increased slightly in 2011 due to moderate growth in the excess liability business. In accident and health, significant growth in our non-U.S. business in 2011, attributable to new business initiatives and, to a lesser extent, to the positive effect of currency fluctuation, was offset by a significant decrease in premiums in the United States, due to our decision to exit and run off the employer health care stop loss component of this business. The growth in other personal premiums in 2010 was primarily in our non-U.S. accident and health business and approximately half was attributable to the effect of currency fluctuation.

Our personal insurance business produced modestly profitable underwriting results in 2011. Results were highly profitable in 2010 and 2009, but less so in 2010. Results were less profitable in each successive year due in large part to a higher impact of catastrophe losses on our homeowners business. The impact of catastrophes accounted for 13.1 percentage points of the combined loss and expense ratio for our personal business in 2011, compared with 10.2 percentage points in 2010 and 0.9 percentage points in 2009. A significant portion of the catastrophe losses in 2011 related to storms in the United States, including Hurricane Irene. A significant portion of the catastrophe losses in 2010 related to numerous storms in the United States. The less profitable results in 2011 compared to 2010 were also attributable to a higher expense ratio, a higher current accident year loss ratio excluding catastrophes and a lower amount of favorable prior year loss development. The combined loss and expense ratios for the classes of business within the personal insurance segment were as follows:

	Years Ended December 31		
	2011	2010	2009
Automobile	94.4%	90.8%	90.4%
Homeowners	100.2	91.7	80.4
Other	95.7	91.2	90.8
Total personal	98.3	91.5	84.1

Our personal automobile results were profitable in 2011 and highly profitable in 2010 and 2009. Results in all three years benefited from moderate claim frequency and favorable prior year loss development.

Homeowners results were breakeven in 2011 and highly profitable in 2010 and 2009. Results in each succeeding year were less profitable than the respective prior year due primarily to higher catastrophe losses. The impact of catastrophes accounted for 20.6 percentage points of the combined loss and expense ratio for this class in 2011 compared with 15.6 percentage points in 2010 and 1.5 percentage points in 2009. Results in 2011 were also adversely impacted by more severe non-catastrophe weather-related losses than in 2010.

Other personal business produced profitable results in each of the past three years, but less so in 2011. The less profitable results in 2011 compared to 2010 were primarily due to reduced profitability in the accident and health and excess liability components. Results for our excess liability business, however, were highly profitable in all three years and benefited from favorable prior year loss development as a result of better than expected loss trends. Our yacht business was also highly profitable in each of the past three years. Our accident and health business produced breakeven results in 2011 and 2009 compared with profitable results in 2010.

Commercial Insurance

Net premiums written from commercial insurance, which represented 43% of our premiums written in 2011, increased by 8% in 2011 and were flat in 2010 compared with the respective prior year. Net premiums written for the classes of business within the commercial insurance segment were as follows:

	Years Ended December 31				
	2011	% Increase 2011 vs. 2010	2010	% Increase (Decrease) 2010 vs. 2009	2009
	(dollars in millions)				
Multiple peril	$1,136	4%	$1,094	(2)%	$1,121
Casualty	1,639	7	1,532	1	1,514
Workers' compensation	860	14	756	(1)	761
Property and marine	1,416	9	1,294	2	1,264
Total commercial	$5,051	8	$4,676	—	$4,660

In 2011, premium growth occurred in all classes of our commercial insurance business. This premium growth reflected higher rates, new business opportunities and slightly higher amounts of audit and endorsement premiums in a market that continued to be highly competitive. In 2011, there was improvement in the overall rate environment, particularly in the United States, throughout the year. Average renewal rates in the United States increased over those in 2010 for all major classes of our commercial business. In 2011, the average renewal exposure change was flat in the United States and up slightly outside the United States, an improvement from 2010. Growth in our commercial classes in 2010 was limited by a very competitive marketplace and the restrained insurance purchasing demand of customers operating in weakened economies worldwide. Net premiums written in 2010 reflected slightly reduced exposures on renewal business in the United States due to the continuing effects of the weak economy, although the effect on renewal exposures progressively lessened throughout the year. On average, renewal rates in the United States for most classes of commercial insurance business were about flat in 2010 compared with 2009. Premium growth in both 2011 and 2010 in our commercial insurance business benefited slightly from the impact of currency fluctuation on business written outside the United States.

Retention levels of our existing policyholders remained strong over the last three years. New business volume was up modestly in 2011 compared with 2010, driven by activity outside the United States. New business volume was up modestly in 2010 compared with 2009.

We continued to maintain our underwriting discipline in the highly competitive market, renewing business and writing new business only where we believe we are securing acceptable rates and appropriate terms and conditions for the exposures.

Our commercial insurance business produced near breakeven underwriting results in 2011 compared to profitable results in 2010 and highly profitable results in 2009. Results in all three years benefited from favorable loss experience, disciplined risk selection and appropriate terms and conditions in recent years. Results were less profitable in each successive year mainly due to a higher impact of catastrophes. The impact of catastrophes accounted for 10.5 percentage points of the combined loss and expense ratio for our commercial insurance business in 2011, compared with 5.4 percentage points in 2010 and 1.2 percentage points in 2009. The less profitable results in 2011 compared with 2010 were also due to a higher current accident year loss ratio excluding catastrophes. Excluding the effect of catastrophes, our commercial insurance results were slightly more profitable in 2010 compared to 2009, due to a higher amount of favorable prior year loss development in 2010.

The combined loss and expense ratios for the classes of business within commercial insurance were as follows:

	Years Ended December 31		
	2011	2010	2009
Multiple peril	101.5%	94.7%	85.8%
Casualty	87.9	91.7	96.7
Workers' compensation	93.2	93.4	92.7
Property and marine	114.7	90.5	83.3
Total commercial	99.3	92.3	89.9

Multiple peril results were slightly unprofitable in 2011 compared with profitable results in 2010 and highly profitable results in 2009. The less profitable results in 2011 compared with 2010 were mainly due to a higher impact of catastrophes in the property component of this business, offset in part by more profitable results in the liability component due to a higher amount of favorable prior year loss development. The less profitable results in 2010 compared with 2009 were due primarily to a higher impact of catastrophes in the property component and, to a lesser extent, less profitable results in the liability component. The impact of catastrophes accounted for 15.1 percentage points of the combined loss and expense ratio for the multiple peril class in 2011 compared with 10.3 percentage points in 2010 and 1.6 percentage points in 2009. The property component reflected moderate non-catastrophe losses in all three years, particularly outside the United States in 2010.

Results for our casualty business were profitable in each of the past three years, increasingly so in 2011 and 2010 compared to the respective prior year. The automobile and primary liability components of our casualty business were profitable in each of the past three years, but more so in 2011 due to a higher amount of favorable prior year loss development. Results in the excess liability component were increasingly profitable in each of the past three years. Excess liability results in all three years benefited from favorable prior year loss development mainly due to lower than expected claim severity. Casualty results in each of the three years were adversely affected by incurred losses related to toxic waste claims and, to a lesser extent in 2011, asbestos claims. Our analysis of these exposures resulted in increases in the estimate of our ultimate liabilities. Such losses represented 4.0 percentage points of the combined loss and expense ratio for this class in 2011, 3.5 percentage points in 2010 and 4.1 percentage points in 2009.

Workers' compensation results were profitable in each of the past three years reflecting our disciplined risk selection during the past several years. Results in 2011 benefited from modest favorable prior year loss development.

Property and marine results were highly unprofitable in 2011 compared with profitable results in 2010 and highly profitable results in 2009. The deterioration in results in each succeeding year was primarily due to higher catastrophe losses. Catastrophe losses accounted for 24.9 percentage points of the combined loss and expense ratio in 2011 compared with 8.9 percentage points in 2010 and 1.5 percentage points in 2009. Excluding the impact of catastrophes, the combined ratio was 89.8%, 81.6% and 81.8% in 2011, 2010 and 2009, respectively. On this basis, the worse result in 2011 compared to 2010 and 2009 primarily reflected a higher non-catastrophe loss ratio, including a higher frequency of large losses, in the current accident year.

Specialty Insurance

Net premiums written from specialty insurance, which represented 23% of our premiums written in 2011, were flat in 2011 and 2010 compared with the respective prior year. Net premiums written for the classes of business within the specialty insurance segment were as follows:

	Years Ended December 31				
	2011	% Increase 2011 vs. 2010	2010	% Increase (Decrease) 2010 vs. 2009	2009
	(dollars in millions)				
Professional liability	$2,388	—%	$2,398	(1)%	$2,413
Surety	332	1	329	1	326
Total specialty	$2,720	—	$2,727	—	$2,739

Net premiums written in our professional liability business were relatively flat in 2011 and 2010 compared with the respective prior year. Premium growth for this business has been constrained by the continuing effect of the economic downturn in recent years and a highly competitive marketplace due to an oversupply of capacity available from market participants. We experienced a slight overall decrease in our average renewal rates and new business volume but relatively strong retention of our expiring policies in 2011 and 2010 compared with the respective prior year. Premium growth in our professional liability business in 2011 and 2010 benefited slightly from the impact of currency fluctuation on business written outside the United States.

Overall, the average renewal rates of our professional liability business written in the United States decreased in both 2011 and 2010, but less so in 2011. Rates were down in most lines of our professional liability business in 2010, with the most significant reduction in rates in our directors and officers liability business. However, in 2011, renewal rate reductions moderated throughout the year for most lines of professional liability business.

Retention levels in the professional liability classes remained strong over the last three years. New business volume declined slightly in each of the past two years, due in varying degrees to the competition in the marketplace as well as the effects of the economic downturn. We maintained our focus on small and middle market publicly traded and privately held companies and our commitment to maintaining underwriting discipline in this environment. We continued to obtain what we believe are acceptable rates and appropriate terms and conditions on both new and renewal business.

Premium growth in our surety business was constrained in 2011 and 2010 by the highly competitive environment and the lingering effects of the weak economic conditions on the construction business during the last few years. The slight growth in both 2011 and 2010 was attributable to new business in non-U.S. locations.

Our specialty insurance business produced highly profitable underwriting results in each of the last three years. The combined loss and expense ratios for the classes of business within specialty insurance were as follows:

	Years Ended December 31		
	2011	*2010*	*2009*
Professional liability	89.9%	87.8%	90.1%
Surety	49.1	41.3	37.4
Total specialty	85.1	82.2	84.1

Our professional liability business produced highly profitable results in each of the past three years. The profitability of our professional liability business was particularly strong outside the United States in all three years, especially in 2010. The fiduciary liability class produced highly profitable results in each of the three past years. The directors and officers liability class was profitable in all three years, particularly in 2011 and 2010. The fidelity class was profitable in each of the past three years, but less so in each successive year, primarily due to increased large loss activity resulting from alleged third party and insured-employee criminal activity in recent years. The employment practices liability class was near breakeven in 2011 compared with highly profitable results in 2010 and 2009. The less profitable results in 2011 in this class were due to deterioration in the current accident year loss ratio, while results in 2010 and 2009 benefited from favorable prior year loss development. Our errors and omissions liability business produced highly unprofitable results in each of the past three years partly reflecting the impact of the financial crisis and unfavorable prior year loss development.

Collectively, the results for the professional liability classes benefited from favorable prior year loss development in the past three years that was driven mainly by positive loss experience related to accident years 2008 and prior. The combined ratio for the current accident year in our professional liability business in 2011 and 2010 was near breakeven, while the combined ratio for the current accident year in 2009 was higher since that accident year was more affected by the crisis in the financial markets.

Our surety business produced highly profitable results in each of the past three years due to favorable loss experience. Our surety business tends to be characterized by losses that are infrequent but have the potential to be highly severe. When losses occur, they are mitigated, at times, by recovery rights to the customer's assets, contract payments, collateral and bankruptcy recoveries.

The majority of our surety obligations are intended to be performance-based guarantees. We manage our exposure by individual account and by specific bond type. We have substantial commercial and construction surety exposure for current and prior customers, including exposures related to surety bonds issued on behalf of companies that have experienced deterioration in creditworthiness since we issued bonds to them. We therefore may experience an increase in filed claims and may incur high severity losses, especially in light of ongoing economic conditions. Such losses would be recognized if and when claims are filed and determined to be valid, and could have a material adverse effect on the Corporation's results of operations.

Reinsurance Assumed

In 2005, we transferred our ongoing reinsurance assumed business and certain related assets, including renewal rights, to a reinsurance company. The reinsurer generally did not assume our reinsurance liabilities relating to reinsurance contracts incepting prior to December 31, 2005. We retained those liabilities and the related assets.

For a transition period of about two years, the same reinsurer underwrote specific reinsurance business on our behalf. We retained a portion of this business and ceded the balance to the reinsurer.

Net premiums written from our reinsurance assumed business during the past three years have not been significant as this business is in runoff.

Reinsurance assumed results were profitable in each of the past three years. Prior year loss development was favorable in all three years, but more so in 2009.

Catastrophe Risk Management

Our property and casualty subsidiaries have exposure to losses caused by natural perils such as hurricanes and other windstorms, earthquakes, severe winter weather and brush fires as well as from man-made catastrophic events such as terrorism. The frequency and severity of catastrophes are inherently unpredictable.

Natural Catastrophes

The extent of losses from a natural catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. We regularly assess our concentration of risk exposures in natural catastrophe exposed areas globally and have strategies and underwriting standards to manage this exposure through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance coverage. We use catastrophe modeling and a risk concentration management tool to monitor and control our accumulations of potential losses in natural catastrophe exposed areas in the United States, such as California and the gulf and east coasts, as well as in natural catastrophe exposed areas in other countries. The information provided by the catastrophe modeling and the risk concentration management tool has resulted in our non-renewing some accounts and refraining from writing others.

A new version of one of the third party catastrophe modeling tools that we and others in the insurance industry utilize for estimating potential losses from natural catastrophes was released during the first quarter of 2011. Overall, the model indicates higher risk estimates for our exposure to hurricanes in the United States, but the impact of the new model on our book of business varies significantly among the regions that we model for hurricanes. Based on our analysis, and the indications of other catastrophe models, we are implementing targeted underwriting and rate initiatives in some regions and we purchased additional catastrophe reinsurance. We will continue to take underwriting actions and/or purchase additional reinsurance to reduce or mitigate our exposure as we believe is warranted.

Catastrophe modeling generally relies on multiple inputs based on experience, science, engineering and history, and the selection of those inputs requires a significant amount of judgment. The modeling results may also fail to account for risks that are outside the range of normal probability or are otherwise unforeseen. Because of this, actual results may differ materially from those derived from our modeling exercises.

We also continue to actively explore and analyze credible scientific evidence, including the potential impact of global climate change, that may affect our ability to manage exposure under the insurance policies we issue as well as the impact that laws and regulations intended to combat climate change may have on us.

Despite our efforts to manage our catastrophe exposure, the occurrence of one or more severe natural catastrophic events in heavily populated areas could have a material effect on the Corporation's results of operations, financial condition or liquidity.

Terrorism Risk and Legislation

The September 11, 2001 attack changed the way the property and casualty insurance industry views catastrophic risk. That tragic event demonstrated that numerous classes of business we write are subject to terrorism related catastrophic risks in addition to the catastrophic risks related to natural occurrences. This, together with the limited availability of terrorism reinsurance, required us to change how we identify and evaluate risk accumulations. We have licensed a terrorism model that provides loss estimates under numerous event scenarios. Actual results may differ materially from those suggested by the model. The risk concentration management tool referred to above also enables us to identify locations and geographic areas that are exposed to risk accumulations. The information provided by the terrorism model and the risk concentration management tool has resulted in our non-renewing some accounts, subject to regulatory constraints, and refraining from writing others.

The Terrorism Risk Insurance Act of 2002 and more recently, the Terrorism Risk Insurance Program Reauthorization Act of 2007 (collectively TRIA), are limited duration programs under which the U.S. federal government has agreed to share the risk of loss arising from certain acts of terrorism with the insurance industry. The current program, which will terminate on December 31, 2014, is applicable to many lines of commercial business but excludes, among others, commercial automobile, surety and professional liability insurance, other than directors and officers liability. The current program provides protection from all foreign and domestic acts of terrorism.

As a precondition to recovery under TRIA, insurance companies with direct commercial insurance exposure in the United States for TRIA lines of business are required to make insurance for covered acts of terrorism available under their policies. In the event of an act of terrorism, each insurer has a separate deductible that it must meet before federal assistance becomes available. The deductible is based on a percentage of direct U.S. earned premiums for the covered lines of business in the previous calendar year. For 2012, that deductible is 20% of direct premiums earned in 2011 for these lines of business. For losses above the deductible, the federal government will pay for 85% of covered losses, while the insurer retains 15%. There is a combined annual aggregate limit for the federal government and all insurers of $100 billion. If acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers are not liable for additional losses. While the provisions of TRIA will serve to mitigate our exposure in the event of a large-scale terrorist attack, our deductible is substantial, approximating $930 million in 2012.

For certain classes of business, such as workers' compensation, terrorism coverage is mandatory. For those classes of business where it is not mandatory, policyholders may choose not to purchase terrorism coverage, which would, subject to other statutory or regulatory restrictions, reduce our exposure.

We also have exposure outside the United States to risk of loss from acts of terrorism. In some jurisdictions, we have access to government mechanisms that would mitigate our exposure.

We will continue to manage this type of catastrophic risk by monitoring terrorism risk aggregations. Nevertheless, given the unpredictability of the targets, frequency and severity of potential terrorist events as well as the very limited terrorism reinsurance coverage available in the market and the limitations of existing government programs and uncertainty regarding their availability in the future, the occurrence of a terrorist event could have a material adverse effect on the Corporation's results of operations, financial condition or liquidity.

Loss Reserves

Unpaid losses and loss expenses, also referred to as loss reserves, are the largest liability of our property and casualty subsidiaries.

Our loss reserves include case estimates for claims that have been reported and estimates for claims that have been incurred but not reported at the balance sheet date as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Our loss reserves are not discounted to present value.

We regularly review our loss reserves using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

Incurred but not reported (IBNR) reserve estimates are generally calculated by first projecting the ultimate cost of all claims that have occurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. The IBNR reserve includes a provision for claims that have occurred but have not yet been reported to us, some of which are not yet known to the insured, as well as a provision for future development on reported claims. A relatively large proportion of our net loss reserves, particularly for long tail liability classes, are reserves for IBNR losses. In fact, about 70% of our aggregate net loss reserves at December 31, 2011 were for IBNR losses.

Our gross case and IBNR loss reserves and related reinsurance recoverable by class of business were as follows:

December 31, 2011	Gross Loss Reserves Case	IBNR	Total	Reinsurance Recoverable	Net Loss Reserves
			(in millions)		
Personal insurance					
Automobile	$ 269	$ 151	$ 420	$ 16	$ 404
Homeowners	431	349	780	11	769
Other	392	649	1,041	139	902
Total personal	1,092	1,149	2,241	166	2,075
Commercial insurance					
Multiple peril	600	1,169	1,769	34	1,735
Casualty	1,388	5,229	6,617	343	6,274
Workers' compensation	913	1,669	2,582	190	2,392
Property and marine	896	558	1,454	336	1,118
Total commercial	3,797	8,625	12,422	903	11,519
Specialty insurance					
Professional liability	1,498	6,098	7,596	416	7,180
Surety	27	54	81	6	75
Total specialty	1,525	6,152	7,677	422	7,255
Total insurance	6,414	15,926	22,340	1,491	20,849
Reinsurance assumed	240	488	728	248	480
Total	$6,654	$16,414	$23,068	$1,739	$21,329

December 31, 2010	Gross Loss Reserves Case	IBNR	Total	Reinsurance Recoverable	Net Loss Reserves
			(in millions)		
Personal insurance					
Automobile	$ 257	$ 155	$ 412	$ 17	$ 395
Homeowners	383	327	710	18	692
Other	359	663	1,022	145	877
Total personal	999	1,145	2,144	180	1,964
Commercial insurance					
Multiple peril	607	1,136	1,743	38	1,705
Casualty	1,446	5,058	6,504	363	6,141
Workers' compensation	897	1,512	2,409	175	2,234
Property and marine	664	487	1,151	332	819
Total commercial	3,614	8,193	11,807	908	10,899
Specialty insurance					
Professional liability	1,477	6,329	7,806	418	7,388
Surety	16	50	66	8	58
Total specialty	1,493	6,379	7,872	426	7,446
Total insurance	6,106	15,717	21,823	1,514	20,309
Reinsurance assumed	261	634	895	303	592
Total	$6,367	$16,351	$22,718	$1,817	$20,901

Loss reserves, net of reinsurance recoverable, increased by $428 million or 2% in 2011. The effect of catastrophes increased loss reserves by $285 million and the effect of foreign currency fluctuation increased reserves by $67 million, due to a weaker U.S. dollar at December 31, 2011 compared to December 31, 2010. Loss reserves related to our insurance business increased by $540 million. Loss reserves related to our reinsurance assumed business, which is in runoff, decreased by $112 million.

Total gross case reserves related to our insurance business increased by $308 million in 2011. A majority of this increase was in the homeowners and property and marine classes due to catastrophe losses reported during the year that remained unpaid as of December 31, 2011. Total gross IBNR reserves related to our insurance business increased by $209 million in 2011. An increase in gross IBNR reserves in the commercial classes, primarily in the casualty and workers' compensation classes due to increased exposures and in the property-related classes due to higher catastrophe-related reserves, was offset in part by a decrease in gross IBNR reserves in the professional liability classes, reflecting increased case activity and favorable prior year development.

In establishing the loss reserves of our property and casualty subsidiaries, we consider facts currently known and the present state of the law and coverage litigation. Based on all information currently available, we believe that the aggregate loss reserves at December 31, 2011 were adequate to cover claims for losses that had occurred as of that date, including both those known to us and those yet to be reported. However, as described below, there are significant uncertainties inherent in the loss reserving process. It is therefore possible that management's estimate of the ultimate liability for losses that had occurred as of December 31, 2011 may change, which could have a material effect on the Corporation's results of operations and financial condition.

Estimates and Uncertainties

The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

Given the inherent complexity of the loss reserving process and the potential variability of the assumptions used, the actual emergence of losses could vary, perhaps substantially, from the estimate of losses included in our financial statements, particularly in those instances where settlements do not occur until well into the future. Our net loss reserves at December 31, 2011 were $21.3 billion. Therefore, a relatively small percentage change in the estimate of net loss reserves would have a material effect on the Corporation's results of operations.

Reserves Other than Those Relating to Asbestos and Toxic Waste Claims. Our loss reserves include amounts related to short tail and long tail classes of business. "Tail" refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Short tail classes consist principally of homeowners, commercial property and marine business. For these classes, claims are generally reported and settled shortly after the loss occurs and the claims usually relate to tangible property. Consequently, the estimation of loss reserves for these classes is less complex.

Most of our loss reserves relate to long tail liability classes of business. Long tail classes include directors and officers liability, errors and omissions liability and other professional liability coverages, commercial primary and excess liability, workers' compensation and other liability coverages. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long tail liability classes has limited statistical credibility because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses.

An accident year is the calendar year in which a loss is incurred or, in the case of claims-made policies, the calendar year in which a loss is reported. Liability claims are also more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal and economic environment. Consequently, the estimation of loss reserves for these classes is more complex and typically subject to a higher degree of variability than for short tail classes. As a result, the role of judgment is much greater for these reserve estimates.

Most of our reinsurance assumed business is long tail casualty reinsurance. Reserve estimates for this business are therefore subject to the variability caused by extended loss emergence periods. The estimation of loss reserves for this business is further complicated by delays between the time the claim is reported to the ceding insurer and when it is reported by the ceding insurer to us and by our dependence on the quality and consistency of the loss reporting by the ceding company.

Our actuaries perform a comprehensive review of loss reserves for each of the numerous classes of business we write at least once a year. The timing of such review varies by class of business and, for some classes, the jurisdiction in which the policy was written. The review process takes into consideration the variety of trends that impact the ultimate settlement of claims in each particular class of business. Additionally, each quarter our actuaries review the emergence of paid and reported losses relative to expectations and, as necessary, conduct reserve reviews for particular classes of business.

The loss reserve estimation process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. As part of that process, our actuaries use a variety of actuarial methods that analyze experience, trends and other relevant factors. The principal standard actuarial methods used by our actuaries in the loss reserve reviews include loss development factor methods, expected loss ratio methods, Bornheutter-Ferguson methods and frequency/severity methods.

Loss development factor methods generally assume that the losses yet to emerge for an accident year are proportional to the paid or reported loss amounts observed so far. Historical patterns of the development of paid and reported losses by accident year can be predictive of the expected future patterns that are applied to current paid and reported losses to generate estimated ultimate losses by accident year.

Expected loss ratio methods use loss ratios for prior accident years, adjusted to reflect our evaluation of recent loss trends, the current risk environment, changes in our book of business and changes in our pricing and underwriting, to determine the appropriate expected loss ratio for a given accident year. The expected loss ratio for each accident year is multiplied by the earned premiums for that year to calculate estimated ultimate losses.

Bornheutter-Ferguson methods are combinations of an expected loss ratio method and a loss development factor method, where the loss development factor method is given more weight as an accident year matures.

Frequency/severity methods first project ultimate claim counts (using one or more of the other methods described above) and then multiply those counts by an estimated average claim cost to calculate estimated ultimate losses. The average claim costs are often estimated through a regression analysis of historical severity data. Generally, these methods work best for high frequency, low severity classes of business.

In completing their loss reserve analysis, our actuaries are required to determine the most appropriate actuarial methods to employ for each class of business. Within each class, the business is further segregated by accident year and, where appropriate, by jurisdiction. Each estimation method has its own pattern, parameter and/or judgmental dependencies, with no estimation method being better than the others in all situations. The relative strengths and weaknesses of the various estimation methods when applied to a particular class of business can also change over time, depending on the underlying circumstances. In many cases, multiple estimation methods will be valid for the particular facts and circumstances of the relevant class of business. The manner of application and the degree of reliance on a given method will vary by class of business, by accident year and by jurisdiction based on our actuaries' evaluation of the above dependencies and the potential volatility of the loss frequency and severity patterns. The estimation methods selected or given weight by our actuaries at a particular valuation date are those that are believed to produce the most reliable indication for the loss reserves being evaluated. These selections incorporate input from claims personnel, pricing actuaries and underwriting management on loss cost trends and other factors that could affect the reserve estimates.

For short tail classes, the emergence of paid and incurred losses generally exhibits a reasonably stable pattern of loss development from one accident year to the next. Thus, for these classes, the loss development factor method is generally relatively straightforward to apply and usually requires only modest extrapolation. For long tail classes, applying the loss development factor method often requires more judgment in selecting development factors as well as more significant extrapolation. For those long tail classes with high frequency and relatively low per-loss severity (e.g., workers' compensation), volatility will often be sufficiently modest for the loss development factor method to be given significant weight, except in the most recent accident years.

For certain long tail classes of business, however, anticipated loss experience is less predictable because of the small number of claims and erratic claim severity patterns. These classes include directors and officers liability, errors and omissions liability and commercial excess liability, among others. For these classes, the loss development factor methods may not produce a reliable estimate of ultimate losses in the most recent accident years since many claims either have not yet been reported to us or are only in the early stages of the settlement process. Therefore, the actuarial estimates for these accident years are based on less extrapolatory methods, such as expected loss ratio and Bornheutter-Ferguson methods. Over time, as a greater number of claims are reported and the statistical credibility of loss experience increases, loss development factor methods are given increasingly more weight.

Using all the available data, our actuaries select an indicated loss reserve amount for each class of business based on the various assumptions, projections and methods. The total indicated reserve amount determined by our actuaries is an aggregate of the indicated reserve amounts for the individual classes of business. The ultimate outcome is likely to fall within a range of potential outcomes around this indicated amount, but the indicated amount is not expected to be precisely the ultimate liability.

Senior management meets with our actuaries at the end of each quarter to review the results of the latest loss reserve analysis. Based on this review, management determines the carried reserve for each class of business. In making the determination, management considers numerous factors, such as changes in actuarial indications in the period, the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular class of business. In doing so, management must evaluate whether a change in the data represents credible actionable information or an anomaly. Such an assessment requires considerable judgment. Even if a change is determined to be permanent, it is not always possible to determine the extent of the change until sometime later. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the carried loss reserves. In general, changes are made more quickly to more mature accident years and less volatile classes of business.

Among the numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves are the following:

- changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs,
- changes in the judicial interpretation of policy provisions relating to the determination of coverage,
- changes in the general attitude of juries in the determination of liability and damages,
- legislative actions,
- changes in the medical condition of claimants,
- changes in our estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements,
- changes in our book of business,
- changes in our underwriting standards, and
- changes in our claim handling procedures.

In addition, we must consider the uncertain effects of emerging or potential claims and coverage issues that arise as legal, judicial and social conditions change. These issues have had, and may continue to have, a negative effect on our loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. Examples of such issues include professional liability claims arising out of the recent crisis in the financial markets, directors and officers liability and errors and omissions liability claims arising out of accounting and other corporate malfeasance, and exposure to claims asserted for bodily injury as a result of long term exposure to harmful products or substances. As a result of issues such as these, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have grown, further complicating the already complex loss reserving process.

As part of our loss reserving analysis, we take into consideration the various factors that contribute to the uncertainty in the loss reserving process. Those factors that could materially affect our loss reserve estimates include loss development patterns and loss cost trends, rate and exposure level changes, the effects of changes in coverage and policy limits, business mix shifts, the effects of regulatory and legislative developments, the effects of changes in judicial interpretations, the effects of emerging claims and coverage issues and the effects of changes in claim handling practices. In making estimates of reserves, however, we do not necessarily make an explicit assumption for each of these factors. Moreover, all estimation methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a class of business. Consequently, changes in our loss reserve estimates generally are not the result of changes in any one assumption. Instead, the variability will be affected by the interplay of changes in numerous assumptions, many of which are implicit to the approaches used.

For each class of business, we regularly adjust the assumptions and actuarial methods used in the estimation of loss reserves in response to our actual loss experience as well as our judgments regarding changes in trends and/or emerging patterns. In those instances where we primarily utilize analyses of historical patterns of the development of paid and reported losses, this may be reflected, for example, in the selection of revised loss development factors. In those long tail classes of business that comprise a majority of our loss reserves and for which loss experience is less predictable due to potential changes in judicial interpretations, potential legislative actions and potential claims issues, this may be reflected in a judgmental change in our estimate of ultimate losses for particular accident years.

The future impact of the various factors that contribute to the uncertainty in the loss reserving process is extremely difficult to predict. There is potential for significant variation in the development of loss reserves, particularly for long tail classes of business. We do not derive statistical loss distributions or outcome confidence levels around our loss reserve estimate. Actuarial ranges of reasonable estimates are not a true reflection of the potential volatility between carried loss reserves and the ultimate settlement amount of losses incurred prior to the balance sheet date. This is due, among other reasons, to the fact that actuarial ranges are developed based on known events as of the valuation date whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that were unknown as of the valuation date.

The following discussion includes disclosure of possible variation from current estimates of loss reserves due to a change in certain key assumptions for particular classes of business. These impacts are estimated individually, without consideration for any correlation among such assumptions or among lines of business. Therefore, it would be inappropriate to take the amounts and add them together in an attempt to estimate volatility for our loss reserves in total. We believe that the estimated variation in reserves detailed below is a reasonable estimate of the possible variation that may occur in the future. However, if such variation did occur, it would likely occur over a period of several years and therefore its impact on the Corporation's results of operations would be spread over the same period. It is important to note, however, that there is the potential for future variation greater than the amounts discussed below.

Two of the larger components of our loss reserves relate to the professional liability classes other than fidelity and to commercial excess liability. The respective reported loss development patterns are key assumptions in estimating loss reserves for these classes of business, both as applied directly to more mature accident years and as applied indirectly (e.g., via Bornheutter-Ferguson methods) to less mature accident years.

Reserves for the professional liability classes other than fidelity were $6.8 billion, net of reinsurance, at December 31, 2011. Based on a review of our loss experience, if the loss development factor for each accident year changed such that the cumulative loss development factor for the most recent accident year changed by 10%, we estimate that the net reserves for professional liability classes other than fidelity would change by approximately $700 million, in either direction. This degree of change in the reported loss development pattern is within the historical variation around the averages in our data.

Reserves for commercial excess liability (excluding asbestos and toxic waste claims) were $3.1 billion, net of reinsurance, at December 31, 2011. These reserves are included within commercial casualty. Based on a review of our loss experience, if the loss development factor for each accident year changed such that the cumulative loss development factor for the most recent accident year changed by 20%, we estimate that the net reserves for commercial excess liability would change by approximately $400 million, in either direction. This degree of change in the reported loss development pattern is within the historical variation around the averages in our data.

Reserves Relating to Asbestos and Toxic Waste Claims. The estimation of loss reserves relating to asbestos and toxic waste claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Reserves for asbestos and toxic waste claims cannot be estimated with traditional actuarial loss reserving techniques that rely on historical accident year loss development factors. Instead, we rely on an exposure-based analysis that involves a detailed review of individual policy terms and exposures. Because each policyholder presents different liability and coverage issues, we generally evaluate our exposure on a policyholder-by-policyholder basis, considering a variety of factors that are unique to each policyholder. Quantitative techniques have to be supplemented by subjective considerations including management's judgment.

We establish case reserves and expense reserves for costs of related litigation where sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims.

We believe that the loss reserves carried at December 31, 2011 for asbestos and toxic waste claims were adequate. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, it is possible that our estimate of loss reserves relating to these exposures may increase in future periods as new information becomes available and as claims develop.

Asbestos Reserves. Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Tort theory affecting asbestos litigation has evolved over the years. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance policies over many years and increases insurance companies' exposure to liability. Until recently, judicial interpretations and legislative actions attempted to maximize insurance availability from both a coverage and liability standpoint.

New asbestos claims and new exposures on existing claims have continued despite the fact that usage of asbestos has declined since the mid-1970's. Many claimants were exposed to multiple asbestos products over an extended period of time. As a result, claim filings typically name dozens of defendants. The plaintiffs' bar has solicited new claimants through extensive advertising and through asbestos medical screenings. A vast majority of asbestos bodily injury claims have been filed by claimants who do not show any signs of asbestos related disease. New asbestos cases are often filed in those jurisdictions with a reputation for judges and juries that are extremely sympathetic to plaintiffs.

Approximately 90 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos related liabilities. A bankruptcy sometimes involves an agreement to a plan between the debtor and its creditors, including current and future asbestos claimants. Although the debtor is negotiating in part with its insurers' money, insurers are generally given only limited opportunity to be heard. In addition to contributing to the overall number of claims, bankruptcy proceedings have also caused increased settlement demands against remaining solvent defendants.

There have been some positive legislative and judicial developments in the asbestos environment over the past several years:

- Various challenges to the mass screening of claimants have been mounted, which have led to higher medical evidentiary standards. For example, several asbestos injury settlement trusts have suspended their acceptance of claims that were based on the diagnosis of specific physicians or screening companies. Further investigations of the medical screening process for asbestos claims are underway.

- A number of states have implemented legislative and judicial reforms that focus the courts' resources on the claims of the most seriously injured. Those who allege serious injury and can present credible evidence of their injuries are receiving priority trial settings in the courts, while those who have not shown any credible disease manifestation are having their hearing dates delayed or placed on an inactive docket, which preserves the right to pursue litigation in the future.

- A number of key jurisdictions have adopted venue reform that requires plaintiffs to have a connection to the jurisdiction in order to file a complaint.

- In recognition that many aspects of bankruptcy plans are unfair to certain classes of claimants and to the insurance industry, these plans are being more closely scrutinized by the courts and rejected when appropriate.

Our most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who were engaged in the manufacture, distribution or installation of asbestos products. We wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, their exposure has become substantial due to the increased volume of claims, the erosion of the underlying limits and the bankruptcies of target defendants.

Our other asbestos exposures involve products and non-products liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners or operators of properties where asbestos was present. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these viable peripheral parties with greater frequency and, in many cases, for large awards.

Asbestos claims against the major manufacturers, distributors or installers of asbestos products were typically presented under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's exposure. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners or operators who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits on coverage, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify previously settled products claims as non-products claims to restore a portion of previously exhausted products aggregate limits. It is difficult to predict whether insureds will be successful in asserting claims under non-products coverage or whether insurers will be successful in asserting additional defenses. Accordingly, the ultimate cost to insurers of the claims for coverage not subject to aggregate limits is uncertain.

In establishing our asbestos reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider a variety of factors including: the available insurance coverage; limits and deductibles; the jurisdictions involved; past settlement values of similar claims; the potential role of other insurance, particularly underlying coverage below our excess liability policies; potential bankruptcy impact; relevant judicial interpretations; and applicable coverage defenses, including asbestos exclusions.

Various U.S. federal proposals to solve the ongoing asbestos litigation crisis have been considered by the U.S. Congress over the years, but none have yet been enacted. The prospect of federal asbestos reform legislation remains uncertain. As a result, we have assumed a continuation of the current legal environment with no benefit from any federal asbestos reform legislation.

Our actuaries and claim personnel perform periodic analyses of our asbestos related exposures. The analyses during 2011 noted modest adverse developments related to a small number of accounts. Based on these developments, we increased our net asbestos loss reserves by $22 million in 2011. The analyses during 2010 and 2009 noted no significant developments that required a change in our estimate of ultimate liabilities related to asbestos claims.

The following table presents a reconciliation of the beginning and ending loss reserves related to asbestos claims.

	Years Ended December 31		
	2011	2010	2009
	(in millions)		
Gross loss reserves, beginning of year	$658	$728	$794
Reinsurance recoverable, beginning of year	27	39	47
Net loss reserves, beginning of year	631	689	747
Net incurred losses	22	—	—
Net losses paid	48	58	58
Net loss reserves, end of year	605	631	689
Reinsurance recoverable, end of year	22	27	39
Gross loss reserves, end of year	$627	$658	$728

The following table presents the number of policyholders for whom we have open asbestos case reserves and the related net loss reserves at December 31, 2011 as well as the net losses paid during 2011 by component.

	Number of Policyholders	Net Loss Reserves	Net Losses Paid
		(in millions)	
Traditional defendants	16	$143	$ 5
Peripheral defendants	349	347	43
Future claims from unknown policyholders		115	—
		$605	$48

Significant uncertainty remains as to our ultimate liability related to asbestos related claims. This uncertainty is due to several factors including:

- the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims;
- plaintiffs' expanding theories of liability and increased focus on peripheral defendants;
- the volume of claims by unimpaired plaintiffs and the extent to which they can be precluded from making claims;
- the sizes of settlements related to more severely impaired plaintiffs;
- the efforts by insureds to claim the right to non-products coverage not subject to aggregate limits;
- the number of insureds seeking bankruptcy protection as a result of asbestos related liabilities;
- the ability of claimants to bring a claim in a state in which they have no residency or exposure;
- the impact of the exhaustion of primary limits and the resulting increase in claims on excess liability policies we have issued;
- inconsistent court decisions and diverging legal interpretations; and
- the possibility, however remote, of federal legislation that would address the asbestos problem.

These significant uncertainties are not likely to be resolved in the near future.

Toxic Waste Reserves. Toxic waste claims relate primarily to pollution and related cleanup costs. Our insureds have two potential areas of exposure — hazardous waste dump sites and pollution at the insured site primarily from underground storage tanks and manufacturing processes.

The U.S. federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (Superfund) has been interpreted to impose strict, retroactive and joint and several liability on potentially responsible parties (PRPs) for the cost of remediating hazardous waste sites. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. These PRPs had proper government authorization in many instances. However, relative fault has not been a factor in establishing liability. Insurance policies issued to PRPs were not intended to cover claims arising from gradual pollution. Since 1986, most policies have specifically excluded such exposures.

Environmental remediation claims tendered by PRPs and others to insurers have frequently resulted in disputes over insurers' contractual obligations with respect to pollution claims. The resulting litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is substantial uncertainty involved in estimating our liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given waste site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability has occasionally shifted to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. In a few states, we have seen cases brought against insureds or directly against insurance companies for environmental pollution and natural resources damages. To date, only a few natural resource claims have been filed and they are being vigorously defended. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

In establishing our toxic waste reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider a variety of factors including: the probable liability, available insurance coverage, past settlement values of similar claims, relevant judicial interpretations, applicable coverage defenses as well as facts that are unique to each insured.

In each of the past three years, the analysis of our toxic waste exposures indicated that some of our insureds had become responsible for the remediation of additional polluted sites and that, as clean up standards continue to evolve as a result of technology advances, the estimated cost of remediation of certain sites had increased. Defense costs associated with some of these cases have also increased. Based on these developments, we increased our net toxic waste loss reserves by $50 million in 2011, $61 million in 2010 and $90 million in 2009.

The following table presents a reconciliation of our beginning and ending loss reserves, net of reinsurance recoverable, related to toxic waste claims. The reinsurance recoverable related to these claims is minimal.

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Reserves, beginning of year	$248	$215	$181
Incurred losses	50	61	90
Losses paid	37	28	56
Reserves, end of year	$261	$248	$215

At December 31, 2011, $169 million of the net toxic waste loss reserves were IBNR reserves.

Reinsurance Recoverable. Reinsurance recoverable is the estimated amount recoverable from reinsurers related to the losses we have incurred. At December 31, 2011, reinsurance recoverable included $139 million recoverable with respect to paid losses and loss expenses, which is included in other assets, and $1.7 billion recoverable on unpaid losses and loss expenses.

Reinsurance recoverable on unpaid losses and loss expenses represents an estimate of the portion of our gross loss reserves that will be recovered from reinsurers. Such reinsurance recoverable is estimated as part of our loss reserving process using assumptions that are consistent with the assumptions used in estimating the gross loss reserves. Consequently, the estimation of reinsurance recoverable is subject to similar judgments and uncertainties as the estimation of gross loss reserves.

Ceded reinsurance contracts do not relieve us of our primary obligation to our policyholders. Consequently, an exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable to meet its obligations or disputes the liabilities we believe it has assumed under the reinsurance contracts. We are selective in regard to our reinsurers, placing reinsurance with only those reinsurers who we believe have strong balance sheets and superior underwriting ability, and we monitor the financial strength of our reinsurers on an ongoing basis. Nevertheless, in recent years, certain of our reinsurers have experienced financial difficulties or exited the reinsurance business. In addition, we may become involved in coverage disputes with our reinsurers. A provision for estimated uncollectible reinsurance is recorded based on periodic evaluations of balances due from reinsurers, the financial condition of the reinsurers, coverage disputes and other relevant factors.

Prior Year Loss Development

Changes in loss reserve estimates are unavoidable because such estimates are subject to the outcome of future events. Loss trends vary and time is required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development or reserve releases.

A reconciliation of our beginning and ending loss reserves, net of reinsurance, for the three years ended December 31, 2011 is as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Net loss reserves, beginning of year	$20,901	$20,786	$20,155
Net incurred losses and loss expenses related to			
Current year	8,174	7,245	7,030
Prior years	(767)	(746)	(762)
	7,407	6,499	6,268
Net payments for losses and loss expenses related to			
Current year	2,746	2,280	1,943
Prior years	4,300	4,074	4,063
	7,046	6,354	6,006
Foreign currency translation effect	67	(30)	369
Net loss reserves, end of year	$21,329	$20,901	$20,786

During 2011, we experienced overall favorable prior year development of $767 million, which represented 3.7% of the net loss reserves as of December 31, 2010. This compares with favorable prior year development of $746 million during 2010, which represented 3.6% of the net loss reserves at December 31, 2009, and favorable prior year development of $762 million during 2009, which represented 3.8% of the net loss reserves at December 31, 2008. Such favorable development was reflected in operating results in these respective years.

The following table presents the overall prior year loss development for the three years ended December 31, 2011 by accident year.

	Calendar Year (Favorable) Unfavorable Development		
Accident Year	2011	2010	2009
		(in millions)	
2010	$ 44		
2009	(91)	$ (38)	
2008	(181)	(138)	$ 62
2007	(184)	(183)	(180)
2006	(178)	(139)	(230)
2005	(98)	(147)	(299)
2004	(78)	(105)	(256)
2003	(19)	(46)	(50)
2002	(25)	(33)	(33)
2001 and prior	43	83	224
	$(767)	$(746)	$(762)

The net favorable development of $767 million in 2011 was due to various factors. The most significant factors were:

- We experienced favorable development of about $355 million in the aggregate in the personal and commercial liability classes. Favorable development in the more recent accident years, particularly in accident years 2004 to 2009, more than offset adverse development in accident years 2001 and prior, which included $72 million of incurred losses related to asbestos and toxic waste claims. The overall frequency and severity of prior period liability claims were lower than expected and the effects of underwriting changes that affected these years have been more positive than expected, especially in the commercial excess liability class. These factors were reflected in the determination of the carried loss reserves for these classes at December 31, 2011.

- We experienced overall favorable development of about $310 million in the professional liability classes other than fidelity. The most significant amount of favorable development occurred in the directors and officers liability class, particularly from our business outside the United States, with additional favorable development in the fiduciary liability class, partially offset by adverse development in the errors and omissions liability class. The aggregate reported loss activity related to accident years 2008 and prior was less than expected. As these years have become increasingly mature, and as the reported loss experience has emerged better than we expected, we have gradually decreased the expected loss ratios for these accident years. The favorable development was recognized as one among many factors in the determination of loss reserves for more current accident years. Among other important factors were the continued uncertainty surrounding the recent crisis in the financial markets and its aftermath and the general downward trend in prices in recent years.

- We experienced favorable development of about $80 million in the aggregate in the personal and commercial property classes, primarily related to the 2009 and 2010 accident years. The severity and frequency of late developing property claims that emerged during 2011 were lower than expected. Because the incidence of large property losses is subject to a considerable element of fortuity, reserve estimates for these claims are based on an analysis of past loss experience on average over a period of years. As a result, the favorable development in 2011 was recognized, but this factor had a relatively modest effect on our determination of carried property loss reserves at December 31, 2011.

- We experienced unfavorable development of about $70 million in the fidelity class due to higher than expected reported loss emergence, related to the 2010 accident year and, to a lesser extent, the 2009 accident year. Loss reserve estimates at the end of 2010 included an expectation of less prior year loss activity than actually occurred in 2011. This activity was driven by case developments on a relatively small number of large claims related to the recent economic and financial environment. This continued adverse development was reflected in the determination of carried loss reserves at December 31, 2011.

- We experienced favorable development of about $30 million in the personal automobile business due primarily to lower than expected frequency of prior year claims. This factor was reflected in our determination of carried personal automobile loss reserves at December 31, 2011.

- We experienced favorable development of about $30 million in the runoff of our reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

- We experienced favorable development of about $15 million in the surety business due to lower than expected loss emergence in recent accident years. Loss reserve estimates at the end of 2010 in this class included an expectation of more late reported losses than actually occurred in 2011. However, since the experience in this class is volatile and we would still expect such losses to occur over time, the favorable development in 2011 was given only modest weight in our determination of carried surety loss reserves at December 31, 2011.

The net favorable development of $746 million in 2010 was also due to various factors. The most significant factors were:

- We experienced overall favorable development of about $315 million in the professional liability classes other than fidelity, including about $190 million from our business outside the United States. The most significant amount of favorable development occurred in the directors and officers liability class, particularly from our business outside the United States, with additional favorable development in the fiduciary liability and employment practices liability classes, partially offset by adverse development in the errors and omissions liability class. The aggregate reported loss activity related to accident years 2007 and prior was less than expected, reflecting a favorable business climate, lower policy limits and better terms and conditions.

- We experienced favorable development of about $265 million in the aggregate in the personal and commercial liability classes. Favorable development, primarily in accident years 2004 to 2008, more than offset adverse development in accident years 2000 and prior, which included $61 million of incurred losses related to toxic waste claims. The overall frequency and severity of prior period liability claims were lower than expected and the effects of underwriting changes that affected these years have been more positive than expected, especially in the commercial excess liability class.

- We experienced favorable development of about $110 million in the aggregate in the personal and commercial property classes, primarily related to the 2008 and 2009 accident years. The severity and frequency of late developing property claims that emerged during 2010 were lower than expected.

- We experienced unfavorable development of about $70 million in the fidelity class due to higher than expected reported loss emergence, mainly related to the 2009 accident year and primarily in the United States.

- We experienced favorable development of about $40 million in the personal automobile business due primarily to lower than expected frequency of prior year claims.

- We experienced favorable development of about $40 million in the surety business due to lower than expected loss emergence.

- We experienced favorable development of about $25 million in the runoff of our reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

The net favorable development of $762 million in 2009 was also due to various factors. The most significant factors were:

- We experienced favorable development of about $340 million in the professional liability classes other than fidelity, including about $110 million from our business outside the United States. A significant amount of favorable development occurred in the directors and officers liability, fiduciary liability and employment practices liability classes. We had a modest amount of unfavorable development in the errors and omissions liability class, particularly from our business outside the United States. A majority of the favorable development in the professional liability classes was in accident years 2004 through 2006. Reported loss activity related to these accident years was less than expected reflecting a favorable business climate, lower policy limits and better terms and conditions.

- We experienced favorable development of about $160 million in the aggregate in the homeowners and commercial property classes, primarily related to the 2007 and 2008 accident years. The severity of late reported property claims that emerged during 2009 was lower than expected and development on prior year catastrophe events was favorable.

- We experienced favorable development of about $150 million in the aggregate in the commercial and personal liability classes. Favorable development, primarily in accident years 2004 through 2006, was partially offset by adverse development in accident years 1999 and prior, which included $90 million of incurred losses related to toxic waste claims. The frequency and severity of prior period excess and primary liability claims have been generally lower than expected and the effects of underwriting changes that affected these years appear to have been more positive than expected.

- We experienced favorable development of about $55 million in the runoff of our reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

- We experienced favorable development of about $35 million in the surety business due to lower than expected loss emergence.
- We experienced favorable development of about $30 million in the personal automobile business due primarily to lower than expected severity.

In Item 1 of this report, we present an analysis of our consolidated loss reserve development on a calendar year basis for each of the ten years prior to 2011. The variability in reserve development over the ten year period illustrates the uncertainty of the loss reserving process. Conditions and trends that have affected reserve development in the past will not necessarily recur in the future. It is not appropriate to extrapolate future favorable or unfavorable reserve development based on amounts experienced in prior years.

Our U.S. property and casualty subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. These annual statements include an analysis of loss reserves, referred to as Schedule P, that presents accident year loss development information by line of business for the nine years prior to 2011. It is our intention to post the Schedule P for our combined U.S. property and casualty subsidiaries on our website as soon as it becomes available.

Investment Results

Property and casualty investment income before taxes was flat in 2011 compared with 2010 and increased by 1% in 2010 compared with 2009. In 2011, the slightly positive impact of currency fluctuation on income from our investments denominated in currencies other than the U.S. dollar was offset by the impact of lower average yields on our investment portfolio. In 2010, the impact of growth in average invested assets on investment income was substantially offset by the impact of lower average yields on our investment portfolio. In 2011 and 2010, the decrease in the average yield of our investment portfolio primarily resulted from lower reinvestment yields on fixed maturity securities that matured, were redeemed by the issuer or were sold during the year. The growth in investment income in 2011 was limited as average invested assets were similar in 2011 and 2010 as a result of substantial dividend distributions made by the property and casualty subsidiaries to Chubb during 2011 and 2010. Average invested assets increased only modestly in 2010 compared to 2009 also as a result of substantial dividend distributions made by the property and casualty subsidiaries during 2010 and 2009.

The effective tax rate on our investment income was 19.0% in 2011 compared with 19.1% in 2010 and 19.2% in 2009. The effective tax rate fluctuates as the proportion of tax exempt investment income relative to total investment income changes from period to period.

On an after-tax basis, property and casualty investment income was flat in 2011 compared to 2010 and increased by 1% in 2010 compared to 2009. The after-tax annualized yield on the investment portfolio that supports our property and casualty insurance business was 3.25% in 2011 compared with 3.29% in 2010 and 3.39% in 2009.

If both investment yields and average foreign currency to U.S. dollar exchange rates are similar in 2012 to 2011 year-end levels, property and casualty investment income after taxes for 2012 is expected to decline modestly. This expected decline results, in part, from the effect of investing funds from securities that matured in 2011 in securities with yields lower than the yields of the maturing securities, and the expectation that this pattern will continue in 2012. To a lesser extent, the decline is also impacted by the lower amount of average invested assets estimated to be held during 2012, based on expectations of cash flows during the year.

Other Income and Charges

Other income and charges, which includes miscellaneous income and expenses of the property and casualty subsidiaries, was income of $21 million in 2011 compared with income of $2 million in 2010 and a loss of $3 million in 2009. The income in 2011 primarily included income from several small property and casualty insurance companies in which we have an interest.

CORPORATE AND OTHER

Corporate and other comprises investment income earned on corporate invested assets, interest expense and other expenses not allocated to our operating subsidiaries and the results of our non-insurance subsidiaries.

Corporate and other produced a loss before taxes of $246 million in 2011 compared with losses of $220 million and $238 million in 2010 and 2009, respectively. The higher loss in 2011 and 2009 compared to 2010 was primarily due to lower investment income in 2011 and 2009. Investment income in 2010 included a $20 million special dividend received on an equity security investment.

Chubb Financial Solutions

Chubb Financial Solutions (CFS), a wholly owned subsidiary of Chubb, participated in derivative financial instruments and has been in runoff since 2003. Since that date, CFS has terminated early or run off nearly all of its contractual obligations under its derivative contracts.

CFS's aggregate exposure, or retained risk, from its remaining derivative contracts is referred to as notional amount. Notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. Notional amounts are not recorded on the balance sheet.

CFS's remaining derivative contracts at December 31, 2011 included a contract linked to an equity market index that terminates in 2012 and a few other insignificant contracts. We estimate that the notional amount under the remaining contracts was about $340 million and the fair value of our future obligations was $2 million at December 31, 2011.

REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses were as follows:

	Years Ended December 31		
	2011	2010	2009
	(in millions)		
Net realized gains (losses)			
Fixed maturities	$ 31	$ 72	$ 72
Equity securities	73	49	84
Other invested assets	207	316	(21)
	311	437	135
Other-than-temporary impairment losses			
Fixed maturities	(1)	(5)	(23)
Equity securities	(22)	(6)	(89)
	(23)	(11)	(112)
Realized investment gains before tax	$288	$426	$ 23
Realized investment gains after tax	$187	$277	$ 15

Decisions to sell equity securities and fixed maturities are governed principally by considerations of investment opportunities and tax consequences. As a result, realized gains and losses on the sale of these investments may vary significantly from period to period. However, such gains and losses generally have little, if any, impact on shareholders' equity as all of these investments are carried at fair value, with the unrealized appreciation or depreciation reflected in accumulated other comprehensive income.

The net realized gains and losses of other invested assets represent primarily the aggregate of realized gain distributions to us from the limited partnerships in which we have an interest and changes in our equity in the net assets of those partnerships based on valuations provided to us by the manager of each partnership. Due to the timing of our receipt of valuation data from the investment managers, these investments are generally reported on a one quarter lag. The net realized gains of the limited partnerships reported in 2011 reflect the strong performance of the equity and high yield investment markets in the fourth quarter of 2010 and in the first quarter of 2011. The net realized gains of the limited partnerships reported in 2010 reflected the strong performance of the equity and high yield investment markets in the fourth quarter of 2009 and for the first nine months of 2010.

We regularly review invested assets that have a fair value less than cost to determine if an other-than-temporary decline in value has occurred. We have a monitoring process overseen by a committee of investment and accounting professionals that is responsible for identifying those securities to be specifically evaluated for a potential other-than-temporary impairment.

The determination of whether a decline in value of any investment is temporary or other than temporary requires the judgment of management. The assessment of other-than-temporary impairment of fixed maturities and equity securities is based on both quantitative criteria and qualitative information and also considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, whether the issuer is current on contractually obligated interest and principal payments, general market conditions and industry or sector specific factors. The decision to recognize a decline in the value of a security carried at fair value as other than temporary rather than temporary has no impact on shareholders' equity.

In determining whether fixed maturities are other than temporarily impaired, prior to April 1, 2009, we considered many factors including the intent and ability to hold a security for a period of time sufficient to allow for the recovery of the security's cost. When an impairment was deemed other than temporary, the security was written down to fair value and the entire writedown was included in net income as a realized investment loss. Effective April 1, 2009, the Corporation adopted new guidance that modified the previous guidance on the recognition and presentation of other-than-temporary impairments of debt securities. Under the new guidance, we are required to recognize an other-than-temporary impairment loss for a fixed maturity when we conclude that we have the intent to sell or it is more likely than not that we will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value or it is likely we will not recover the entire amortized cost value of an impaired security. Also under this guidance, if we have the intent to sell or it is more likely than not we will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value, the security is written down to fair value and the entire amount of the writedown is included in net income as a realized investment loss. For all other impaired fixed maturities, the impairment loss is separated into the amount representing the credit loss and the amount representing the loss related to all other factors. The amount of the impairment loss that represents the credit loss is included in net income as a realized investment loss and the amount of the impairment loss that relates to all other factors is included in other comprehensive income.

In determining whether equity securities are other than temporarily impaired, we consider our intent and ability to hold a security for a period of time sufficient to allow us to recover our cost. If a decline in the fair value of an equity security is deemed to be other than temporary, the security is written down to fair value and the amount of the writedown is included in net income as a realized investment loss.

During each of the last three years, the fair value of some of our investments declined to a level below our cost. Some of these investments were deemed to be other than temporarily impaired. The issuers of the equity securities deemed to be other than temporarily impaired in each of the last three years were not concentrated within any individual industry or sector.

Information related to investment securities in an unrealized loss position at December 31, 2011 and 2010 is included in Note (3)(b) of the Notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources and liquidity represent a company's overall financial strength and its ability to generate cash flows, borrow funds at competitive rates and raise new capital to meet operating and growth needs.

Capital Resources

Capital resources provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. At December 31, 2011, the Corporation had shareholders' equity of $15.6 billion and total debt of $3.6 billion.

In November 2011, Chubb repaid $400 million of outstanding 6% notes upon maturity.

Chubb has outstanding $275 million of 5.2% notes due in 2013, $600 million of 5.75% notes and $100 million of 6.6% debentures due in 2018, $200 million of 6.8% debentures due in 2031, $800 million of 6% notes due in 2037 and $600 million of 6.5% notes due in 2038, all of which are unsecured.

Chubb also has outstanding $1.0 billion of unsecured junior subordinated capital securities that will become due on April 15, 2037, the scheduled maturity date, but only to the extent that Chubb has received sufficient net proceeds from the sale of certain qualifying capital securities. Chubb must use its commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the capital securities on the scheduled maturity date or as soon thereafter as possible. Any remaining outstanding principal amount will be due on March 29, 2067, the final maturity date. The capital securities bear interest at a fixed rate of 6.375% through April 14, 2017. Thereafter, the capital securities will bear interest at a rate equal to the three-month LIBOR rate plus 2.25%. Subject to certain conditions, Chubb has the right to defer the payment of interest on the capital securities for a period not exceeding ten consecutive years. During any such period, interest will continue to accrue and Chubb generally may not declare or pay any dividends on or purchase any shares of its capital stock.

In connection with the issuance of the capital securities, Chubb entered into a replacement capital covenant in which it agreed that it will not repay, redeem or purchase the capital securities before March 29, 2047, unless, subject to certain limitations, it has received proceeds from the sale of specified replacement capital securities. Subject to the replacement capital covenant, the capital securities may be redeemed, in whole or in part, at any time on or after April 15, 2017 at a redemption price equal to the principal amount plus any accrued interest on or prior to April 15, 2017 at a redemption price equal to the greater of (i) the principal amount or (ii) a make-whole amount, in each case plus any accrued interest.

Management regularly monitors the Corporation's capital resources. In connection with our long term capital strategy, Chubb from time to time contributes capital to its property and casualty subsidiaries. In addition, in order to satisfy capital needs as a result of any rating agency capital adequacy or other future rating issues, or in the event we were to need additional capital to make strategic investments in light of market opportunities, we may take a variety of actions, which could include the issuance of additional debt and/or equity securities. We believe that our strong financial position and current debt level provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short term and long term basis.

In 2008 and 2009, the Board of Directors authorized the repurchase of up to 20,000,000 shares and 25,000,000 shares, respectively, of Chubb's common stock. In June 2010, the Board of Directors authorized an increase of 14,000,000 shares of common stock to the authorization approved in 2009. In December 2010, the Board of Directors authorized the repurchase of up to an additional 30,000,000 shares of common stock.

In 2009, we repurchased 22,623,775 shares of Chubb's common stock in open market transactions at a cost of $1,065 million. In 2010, we repurchased 37,667,829 shares of Chubb's common stock in open market transactions at a cost of $2,008 million. In 2011, we repurchased 27,582,889 shares of Chubb's common stock in open market transactions at a cost of $1,718 million. As of December 31, 2011, 909,407 shares remained under the December 2010 share repurchase authorization. We repurchased the shares remaining under the December 2010 authorization during January 2012 at a cost of $63 million.

In January 2012, the Board of Directors authorized the repurchase of up to $1.2 billion of Chubb's common stock. The authorization has no expiration date. We expect to complete the repurchase of shares under this authorization by the end of January 2013, subject to market conditions.

Ratings

Chubb and its property and casualty insurance subsidiaries are rated by major rating agencies. These ratings reflect the rating agency's opinion of our financial strength, operating performance, strategic position and ability to meet our obligations to policyholders.

Credit ratings assess a company's ability to make timely payments of interest and principal on its debt. Financial strength ratings assess an insurer's ability to meet its financial obligations to policyholders.

Ratings are an important factor in establishing our competitive position in the insurance markets. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed.

It is possible that one or more of the rating agencies may raise or lower our existing ratings in the future. If our credit ratings were downgraded, we might incur higher borrowing costs and might have more limited means to access capital. A downgrade in our financial strength ratings could adversely affect the competitive position of our insurance operations, including a possible reduction in demand for our products in certain markets.

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short and long term cash requirements of its business operations.

The Corporation's liquidity requirements in the past have generally been met by funds from operations and we expect that in the future funds from operations will continue to be sufficient to meet such requirements. Liquidity requirements could also be met by funds received upon the maturity or sale of marketable securities in our investment portfolio. The Corporation also has the ability to borrow under its existing $500 million credit facility and we believe we could issue debt or equity securities.

Our property and casualty operations provide liquidity in that insurance premiums are generally received months or even years before losses are paid under the policies purchased by such premiums. Cash receipts from operations, consisting of insurance premiums and investment income, provide funds to pay losses, operating expenses and dividends to Chubb. After satisfying our cash requirements, excess cash flows are used to build the investment portfolio with the expectation of generating increased future investment income.

Our strong underwriting and investment results generated substantial operating cash flows in 2011. In 2011, cash provided by the property and casualty subsidiaries' operating activities declined compared to 2010 primarily as a result of higher loss payments partially offset by higher premium collections. Cash used by the property and casualty subsidiaries for financing activities (primarily the payment of dividends to Chubb) exceeded the cash provided by operating activities by approximately $650 million. In 2011, dividends paid to Chubb by the property and casualty subsidiaries increased by $500 million compared to 2010. In 2010 and 2009, our strong underwriting and investment results also generated substantial operating cash flows. In 2010, cash provided by the property and casualty subsidiaries operating activities was flat compared to 2009 and included the impact of modestly higher loss payments. The cash provided by the property and casualty subsidiaries' operating activities exceeded the cash used for financing activities (primarily the payment of dividends to Chubb) by approximately $250 million in 2010 and $1.3 billion in 2009. In 2010, dividends paid to Chubb by the property and casualty subsidiaries increased by $1.0 billion compared to 2009.

Our property and casualty subsidiaries maintain substantial investments in highly liquid, short term marketable securities. Accordingly, we do not anticipate selling long term fixed maturity investments to meet any liquidity needs.

Chubb's liquidity requirements primarily include the payment of dividends to shareholders and interest and principal on debt obligations. The declaration and payment of future dividends to Chubb's shareholders will be at the discretion of Chubb's Board of Directors and will depend upon many factors, including our operating results, financial condition, capital requirements and any regulatory constraints.

As a holding company, Chubb's ability to continue to pay dividends to shareholders and to satisfy its debt obligations relies on the availability of liquid assets, which is dependent in large part on the dividend paying ability of its property and casualty subsidiaries. The timing and amount of dividends paid by the property and casualty subsidiaries to Chubb may vary from year to year. Our property and casualty subsidiaries are subject to laws and regulations in the jurisdictions in which they operate that restrict the amount and timing of dividends they may pay within twelve consecutive months without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. The maximum dividend distributions that the subsidiaries could have paid to Chubb during 2011, 2010 and 2009 without prior approval were approximately $2.0 billion, $1.5 billion and $1.2 billion, respectively. During 2011, 2010 and 2009 these subsidiaries paid dividends to Chubb of $2.7 billion, $2.2 billion and $1.2 billion, respectively. Included in the dividends paid in 2011 and 2010 were $2.5 billion and $1.9 billion, respectively, of dividends deemed to be extraordinary under applicable insurance regulations due to the limitation on the amount of dividends that may be paid within twelve consecutive months. Regulatory approval was required and obtained for the payment of those dividends deemed extraordinary. As a result of the timing and/or amount of the dividends paid in 2011, any dividends the property and casualty subsidiaries pay to Chubb in the first six months of 2012 also will require regulatory approval. Whether dividends paid in the remainder of 2012 will require regulatory approval will depend on the amount and timing of dividend payments by the subsidiaries to Chubb during 2012. The maximum aggregate dividend distribution that may be made by the subsidiaries to Chubb during 2012 without prior regulatory approval is approximately $1.8 billion.

Chubb has a revolving credit agreement with a group of banks that provides for up to $500 million of unsecured borrowings. There have been no borrowings under this agreement. Various interest rate options are available to Chubb, all of which are based on market interest rates. The agreement contains customary restrictive covenants including a covenant to maintain a minimum consolidated shareholders' equity, as adjusted. At December 31, 2011, Chubb was in compliance with all such covenants. The revolving credit facility is available for general corporate purposes and to support our commercial paper borrowing arrangement. The agreement has a termination date of October 19, 2012. Under the agreement Chubb is permitted to request on two occasions, at any time during the remaining term of the agreement, an extension of the maturity date for an additional one year period. On the termination date of the agreement, any borrowings then outstanding become payable.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides our future payments due by period under contractual obligations as of December 31, 2011, aggregated by type of obligation.

	2012	2013 and 2014	2015 and 2016	There-after	Total
			(in millions)		
Principal due under long term debt	$ —	$ 275	$ —	$ 3,300	$ 3,575
Interest payments on long term debt(a)	220	418	411	2,689	3,738
Purchase obligations(b)	127	138	117	109	491
Future minimum rental payments under operating leases	71	108	58	49	286
	418	939	586	6,147	8,090
Loss and loss expense reserves(c)	5,075	5,767	3,460	8,766	23,068
Total	$5,493	$6,706	$4,046	$14,913	$31,158

(a) Junior subordinated capital securities of $1 billion bear interest at a fixed rate of 6.375% through April 14, 2017 and at a rate equal to the three-month LIBOR rate plus 2.25% thereafter. For purposes of the above table, interest after April 14, 2017 was calculated using the three-month LIBOR rate as of December 31, 2011. The table includes future interest payments through the scheduled maturity date, April 15, 2037. Interest payments for the period from the scheduled maturity date through the final maturity date, March 29, 2067, would increase the contractual obligation by $848 million. It is our expectation that the capital securities will be redeemed at the end of the fixed interest rate period.

(b) Includes agreements with vendors to purchase various goods and services such as information technology, human resources and administrative services.

(c) There is typically no stated contractual commitment associated with property and casualty insurance loss reserves. The obligation to pay a claim arises only when a covered loss event occurs and a settlement is reached. The vast majority of our loss reserves relate to claims for which settlements have not yet been reached. Our loss reserves therefore represent estimates of future payments. These estimates are dependent on the outcome of claim settlements that will occur over many years. Accordingly, the payment of the loss reserves is not fixed as to either amount or timing. The estimate of the timing of future payments is based on our historical loss payment patterns. The ultimate amount and timing of loss payments will likely differ from our estimate and the differences could be material. We expect that these loss payments will be funded, in large part, by future cash receipts from operations.

The above table excludes certain commitments totaling $600 million at December 31, 2011 to fund limited partnership investments. These commitments can be called by the partnerships (generally over a period of five years or less), if and when needed by the partnerships to fund certain partnership expenses or the purchase of investments. It is uncertain whether and, if so, when we will be required to fund these commitments. There is no predetermined payment schedule.

The Corporation does not have any off-balance sheet arrangements that are reasonably likely to have a material effect on the Corporation's financial condition, results of operations, liquidity or capital resources, other than as disclosed in Note (13) of the Notes to Consolidated Financial Statements.

INVESTED ASSETS

The main objectives in managing our investment portfolios are to maximize after-tax investment income and total investment return while minimizing credit risk and managing interest rate risk in order to ensure that funds will be available to meet our insurance obligations. Investment strategies are developed based on many factors including underwriting results and our resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the boards of directors of Chubb and its respective operating companies.

Our investment portfolio primarily comprises high quality bonds, principally tax exempt securities, corporate bonds, mortgage-backed securities and U.S. Treasury securities, as well as foreign government and corporate bonds that support our operations outside the United States. The portfolio also includes equity securities, primarily publicly traded common stocks, and other invested assets, primarily private equity limited partnerships, all of which are held with the primary objective of capital appreciation.

Limited partnership investments by their nature are less liquid and may involve more risk than other investments. We actively manage our risk through type of asset class and domestic and international diversification. At December 31, 2011, we had investments in about 85 separate partnerships. We review the performance of these investments on a quarterly basis and we obtain audited financial statements annually.

During 2011, cash used for financing activities exceeded cash provided by operating activities. As a result, our holdings of tax exempt fixed maturities and mortgage-backed securities both decreased slightly during the year, partly offset by a slight increase in our holdings of corporate bonds. In 2010, we invested new cash primarily in tax exempt fixed maturities and we reduced our holdings of mortgage-backed securities. In 2009, we invested new cash in tax exempt fixed maturities and taxable fixed maturities. The taxable fixed maturities we invested in were corporate bonds while we reduced our holdings of mortgage-backed securities. Our objective is to achieve the appropriate mix of taxable and tax exempt securities in our portfolio to balance both investment and tax strategies. At December 31, 2011, 68% of our U.S. fixed maturity portfolio was invested in tax exempt securities compared with 67% at December 31, 2010 and December 31, 2009.

We classify our fixed maturity securities, which may be sold prior to maturity to support our investment strategies, such as in response to changes in interest rates and the yield curve or to maximize after-tax returns, as available-for-sale. Fixed maturities classified as available-for-sale are carried at fair value.

Changes in the general interest rate environment affect the returns available on new fixed maturity investments. While a rising interest rate environment enhances the returns available on new investments, it reduces the fair value of existing fixed maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new investments but increases the fair value of existing investments, creating the opportunity for realized investment gains on disposition.

The net unrealized appreciation before tax of our fixed maturities and equity securities carried at fair value was $2.7 billion at December 31, 2011, $1.7 billion at December 31, 2010 and $1.6 billion at December 31, 2009. Such unrealized appreciation is reflected in accumulated other comprehensive income, net of applicable deferred income taxes.

In 2011, market yields on fixed maturity investments declined resulting in an increase in the fair value of many of our fixed maturity investments.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets.

Level 2 — Other inputs that are observable for the asset, either directly or indirectly.

Level 3 — Inputs that are unobservable.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Fair values for fixed maturities are determined by management, utilizing prices obtained from a third party, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from third party brokers. For fixed maturities that have quoted prices in active markets, market quotations are provided. For fixed maturities that do not trade on a daily basis, the pricing service and brokers provide fair value estimates using a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, reference data, prepayment rates and measures of volatility. Management reviews on an ongoing basis the reasonableness of the methodologies used by the relevant pricing service and brokers. In addition, management, using the prices received for the securities from the pricing service and brokers, determines the aggregate portfolio price performance and reviews it against applicable indices. If management believes that significant discrepancies exist, it will discuss these with the relevant pricing service or broker to resolve the discrepancies.

Fair values of equity securities are based on quoted market prices.

The carrying value of short term investments approximates fair value due to the short maturities of these investments.

Fair values of long term debt issued by Chubb are determined by management, utilizing prices obtained from a third party, nationally recognized pricing service.

We use a pricing service to estimate fair value measurements for approximately 99% of our fixed maturities. The prices we obtain from a pricing service and brokers generally are non-binding, but are reflective of current market transactions in the applicable financial instruments. At December 31, 2011 and December 31, 2010, we held an insignificant amount of financial instruments in our investment portfolio for which a lack of market liquidity impacted our determination of fair value.

The methods and assumptions used to estimate the fair value of the Corporation's pension plan and other postretirement benefit plan assets, other than assets invested in pooled funds, are similar to the methods and assumptions used for our other financial instruments. The fair value of pooled funds is based on the net asset value of the funds. At December 31, 2011 and December 31, 2010, approximately 99% of the pension plan and other postretirement benefit plan assets are categorized as Level 1 or Level 2 in the fair value hierarchy.

PENSION AND OTHER POSTRETIREMENT BENEFITS

In 2011, primarily as a result of a decline in the discount rates used to value our pension and other postretirement obligations, and lower than expected return on plan assets, the liability related to our pension and other postretirement benefit plans increased. Postretirement benefit costs not recognized in net income increased by $329 million, which was reflected in other comprehensive income, net of applicable deferred income taxes.

In 2010, as a result of improvement in the financial markets, the fair value of the assets in our pension and other postretirement benefit plans increased. Postretirement benefit costs not recognized in net income decreased by $20 million, which was reflected in other comprehensive income, net of applicable deferred income taxes. This decline reflected the periodic amortization of net actuarial loss and prior service cost and an increase in the fair value of the assets held by our pension and other postretirement benefit plans in excess of the expected return substantially offset by actuarial losses primarily from a decrease in the discount rates used to value our pension benefit obligations.

As a result of improvement in the financial markets in 2009, the fair value of the assets in our pension and other postretirement benefit plans increased, improving the funded status of these plans. Postretirement benefit costs not recognized in net income decreased by $134 million, which was reflected in other comprehensive income, net of applicable deferred income taxes.

Employee benefits are discussed further in Note (11) of the Notes to Consolidated Financial Statements.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In October 2010, the Financial Accounting Standards Board issued new guidance related to the accounting for costs associated with acquiring or renewing insurance contracts. The guidance identifies those costs relating to the successful acquisition of new or renewal insurance contracts that should be capitalized. This guidance is effective for the Corporation for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. The Corporation expects to elect retrospective application of the guidance. Under retrospective application, deferred policy acquisition costs and related deferred taxes would be reduced as of the beginning of the earliest period presented in the financial statements with a corresponding reduction to shareholders' equity. The adoption of the new guidance during the first quarter of 2012 is currently expected to reduce the Corporation's deferred policy acquisition costs as of December 31, 2011 by approximately 22% to 27% and shareholders' equity by approximately $250 million to $300 million.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. Our primary exposure to market risks relates to our investment portfolio, which is sensitive to changes in interest rates and, to a lesser extent, credit quality, prepayment, foreign currency exchange rates and equity prices. We also have exposure to market risks through our debt obligations. Analytical tools and monitoring systems are in place to assess each of these elements of market risk.

INVESTMENT PORTFOLIO

Interest Rate Risk

Interest rate risk is the price sensitivity of a security that promises a fixed return to changes in interest rates. When market interest rates rise, the fair value of our fixed income securities decreases. We view the potential changes in price of our fixed income investments within the overall context of asset and liability management. Our actuaries estimate the payout pattern of our liabilities, primarily our property and casualty loss reserves, to determine their duration. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed income investment portfolios after consideration of the estimated duration of these liabilities and other factors, which allows us to prudently manage the overall effect of interest rate risk for the Corporation.

The following table provides information about our fixed maturity securities, which are sensitive to changes in interest rates. The table presents cash flows of principal amounts and related weighted average interest rates by expected maturity dates at December 31, 2011 and 2010. Consideration is given to the call dates of securities trading above par value and the expected prepayment patterns of mortgage-backed securities. Actual cash flows could differ from the expected amounts, primarily due to future changes in interest rates.

	At December 31, 2011							
							Total	
	2012	2013	2014	2015	2016	There-after	Amortized Cost	Fair Value
				(in millions)				
Tax exempt	$1,813	$2,758	$2,105	$2,119	$1,970	$ 8,021	$18,786	$20,211
Average interest rate	4.0%	4.1%	4.1%	4.1%	4.2%	4.3%		
Taxable — other than mortgage-backed securities	1,747	1,662	1,796	1,741	1,440	4,885	13,271	14,156
Average interest rate	4.1%	3.9%	4.3%	4.2%	3.9%	4.8%		
Mortgage-backed securities	893	624	400	318	207	263	2,705	2,817
Average interest rate	5.0%	5.2%	5.1%	5.1%	5.0%	4.7%		
Total	$4,453	$5,044	$4,301	$4,178	$3,617	$13,169	$34,762	$37,184

	At December 31, 2010							
							Total	
	2011	2012	2013	2014	2015	There-after	Amortized Cost	Fair Value
				(in millions)				
Tax exempt	$1,527	$1,607	$2,855	$2,188	$2,233	$ 8,662	$19,072	$19,774
Average interest rate	4.1%	4.1%	4.1%	4.0%	4.1%	4.4%		
Taxable — other than mortgage-backed securities	1,134	1,896	1,881	1,738	1,635	4,724	13,008	13,638
Average interest rate	4.2%	4.1%	4.0%	4.4%	4.1%	4.9%		
Mortgage-backed securities	707	855	640	270	177	332	2,981	3,107
Average interest rate	4.9%	5.1%	5.3%	5.2%	5.1%	5.1%		
Total	$3,368	$4,358	$5,376	$4,196	$4,045	$13,718	$35,061	$36,519

At December 31, 2011, our tax exempt fixed maturity portfolio had an average expected maturity of five years. Our taxable fixed maturity portfolio had an average expected maturity of four years.

Credit Risk

Credit risk is the potential loss resulting from adverse changes in an issuer's ability to repay its debt obligations. We have consistently invested in high quality marketable securities. At December 31, 2011, less than 2% of our fixed maturity portfolio was below investment grade. Our investment portfolio did not have any direct exposure to either sub-prime mortgages or collateralized debt obligations.

Our decisions to acquire and hold specific tax exempt fixed maturities and taxable fixed maturities are primarily based on an initial and ongoing evaluation of the underlying characteristics, including credit quality, sector, structure and liquidity of the issuer, performed by our internal investment professionals. Third party credit ratings are also used by our investment professionals to help assess the relative credit quality of the issuer and manage the overall credit risk of our fixed maturity portfolio. About 99% of the third party credit ratings of our fixed maturity portfolio are obtained from Moody's Investors Service.

Our tax exempt fixed maturities comprise bonds issued by states, municipalities and political subdivisions within the United States. Our holdings consist of: special revenue bonds issued by state and local government agencies; state, municipal and political subdivision general obligation bonds; and pre-refunded bonds for which an irrevocable trust containing U.S. government or government agency obligations has been established to fund the remaining payment of principal and interest.

Our evaluation of a special revenue bond includes analyzing key credit factors such as the structure of the revenue pledge, the rate covenant, debt service reserve fund, margin of debt service coverage and the issuer's historic financial performance. Our evaluation of a general obligation bond issued by a state, municipality or political subdivision includes analyzing key credit factors such as the economic and financial condition of the issuer and its ability and commitment to service its debt.

At December 31, 2011, about 80% of our tax exempt securities were rated Aa or better with about 25% rated Aaa. The average rating of our tax exempt securities was Aa. While about 30% of our tax exempt securities were insured, the effect of insurance on the average credit rating of these securities was insignificant. The insured tax exempt securities in our portfolio have been selected based on the quality of the underlying credit and not the value of the credit insurance enhancement.

At December 31, 2011, about 5% of our taxable fixed maturity portfolio was invested in U.S. government and government agency and authority obligations other than mortgage-backed securities and had an average rating of Aa. About 70% of the U.S. government and government agency and authority obligations other than mortgage-backed securities were U.S. Treasury securities with an average rating of Aaa and the remainder were taxable bonds issued by states, municipalities and political subdivisions within the United States with an average rating of Aa.

About 38% of our taxable fixed maturity portfolio consisted of corporate bonds other than mortgage-backed securities, which were issued by a diverse group of U.S. and foreign issuers and had an average rating of A. About 60% of our corporate bonds other than mortgage-backed securities were issued by U.S. companies and about 40% were issued by foreign companies. Our foreign corporate bonds included $94 million, $45 million and $42 million issued by companies, including banks, in Italy, Spain and Ireland, respectively. We held no bonds issued by companies in Greece or Portugal.

At December 31, 2011, about 40% of our taxable fixed maturity portfolio was invested in foreign government and government agency obligations, which had an average rating of Aa. The foreign government and government agency obligations consisted of high quality securities, primarily issued by national governments and, to a lesser extent, government agencies, regional governments and supranational organizations. The five largest sovereign issuers within our portfolio were Canada, the United Kingdom, Germany, Australia and Brazil, which collectively accounted for about 75% of our total foreign government and government agency obligations. Another 7% of our total foreign government and government agency obligations were issued by supranational organizations. We held no sovereign securities issued by Greece, Portugal, Ireland or Italy and held only $13 million of sovereign securities issued by Spain. We do not hold any foreign government or government agency fixed maturities that have third party guarantees.

At December 31, 2011, 17% of our taxable fixed maturity portfolio was invested in mortgage-backed securities. About 95% of the mortgage-backed securities were rated Aaa. About half of the remaining 5% were below investment grade. Of the Aaa rated securities, 28% were residential mortgage-backed securities, consisting of government agency pass-through securities guaranteed by a government agency or a government sponsored enterprise (GSE), GSE collateralized mortgage obligations (CMOs) and other CMOs, all backed by single family home mortgages. The majority of our CMOs are actively traded in liquid markets. The other 72% of the Aaa rated securities were call protected, commercial mortgage-backed securities (CMBS). About 95% of our CMBS were senior securities with the highest level of subordination. The remainder of our CMBS were seasoned securities that were issued in 1998 or earlier.

Prepayment risk refers to the changes in prepayment patterns related to decreases and increases in interest rates that can either shorten or lengthen the expected timing of the principal repayments and thus the average life of a security, potentially reducing or increasing its effective yield. Such risk exists primarily within our portfolio of residential mortgage-backed securities. We monitor such risk regularly.

Foreign Currency Risk

Foreign currency risk is the sensitivity to foreign exchange rate fluctuations of the fair value and investment income related to foreign currency denominated financial instruments. The functional currency of our foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. We seek to mitigate the risks relating to currency fluctuations by generally maintaining investments in those foreign currencies in which our property and casualty subsidiaries have loss reserves and other liabilities, thereby limiting exchange rate risk to the net assets denominated in foreign currencies.

At December 31, 2011, the property and casualty subsidiaries held foreign currency denominated investments of $7.6 billion supporting our international operations. The principal currencies creating foreign exchange rate risk for the property and casualty subsidiaries were the Canadian dollar, the British pound sterling, the euro and the Australian dollar. The following table provides information about those fixed maturity securities that are denominated in these currencies. The table presents cash flows of principal amounts in U.S. dollar equivalents by expected maturity dates at December 31, 2011. Actual cash flows could differ from the expected amounts.

	At December 31, 2011							
							Total	
	2012	2013	2014	2015	2016	There-after	Amortized Cost	Fair Value
				(in millions)				
Canadian dollar	$244	$222	$229	$261	$259	$649	$1,864	$1,992
British pound sterling	170	159	328	289	156	600	1,702	1,850
Euro	88	205	147	190	144	484	1,258	1,317
Australian dollar	50	72	152	167	92	448	981	1,037

Equity Price Risk

Equity price risk is the potential loss in fair value of our equity securities resulting from adverse changes in stock prices. In general, equities have more year-to-year price variability than intermediate term high grade bonds. However, returns over longer time frames have generally been higher. Our publicly traded equity securities are high quality, diversified across industries and readily marketable. A hypothetical decrease of 10% in the market price of each of the equity securities held at December 31, 2011 and 2010 would have resulted in a decrease of $151 million and $155 million, respectively, in the fair value of the equity securities portfolio.

All of the above risks are monitored on an ongoing basis. A combination of in-house systems and proprietary models and externally licensed software are used to analyze individual securities as well as each portfolio. These tools provide the portfolio managers with information to assist them in the evaluation of the market risks of the portfolio.

DEBT

Interest Rate Risk

We also have interest rate risk on our debt obligations. The following table presents expected cash flow of principal amounts and related weighted average interest rates by maturity date of our long term debt obligations at December 31, 2011.

	At December 31, 2011							
	2012	2013	2014	2015	2016	There-after	Total	Fair Value
					(in millions)			
Expected cash flows of principal amounts	$—	$275	$—	$—	$—	$3,300	$3,575	$4,085
Average interest rate	—	5.2%	—	—	—	6.2%		

Item 8. ***Consolidated Financial Statements and Supplementary Data***

Consolidated financial statements of the Corporation at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and the report thereon of our independent registered public accounting firm, and the Corporation's unaudited quarterly financial data for the two-year period ended December 31, 2011 are listed in Item 15(a) of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

As of December 31, 2011, an evaluation of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, was performed under the supervision and with the participation of the Corporation's management, including Chubb's chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2011.

During the three month period ended December 31, 2011, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting was designed under the supervision of and with the participation of the Corporation's management, including Chubb's chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2011, the Corporation's internal control over financial reporting is effective.

The Corporation's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Corporation's consolidated financial statements. Their attestation report on the Corporation's internal control over financial reporting is shown on page 72.

Item 9B. *Other Information*

None.

Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited The Chubb Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Chubb Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Chubb Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Chubb Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2011, and our report dated February 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

February 27, 2012

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information regarding Chubb's directors is incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Our Board of Directors." Information regarding Chubb's executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant." Information regarding Section 16 reporting compliance of Chubb's directors, executive officers and 10% beneficial owners is incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding Chubb's Code of Ethics for CEO and Senior Financial Officers is included in Item 1 of this report under the caption "Business — General." Information regarding the Audit Committee of Chubb's Board of Directors and its Audit Committee financial experts is incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders under the captions "Corporate Governance — Audit Committee," "Audit Committee Report" and "Committee Assignments."

Item 11. *Executive Compensation*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders, under the captions "Corporate Governance — Compensation Committee Interlocks and Insider Participation," "Corporate Governance — Directors' Compensation," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders, under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders, under the captions "Corporate Governance — Director Independence," "Corporate Governance — Related Person Transactions" and "Certain Transactions and Other Matters."

Item 14. *Principal Accountant Fees and Services*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders, under the caption "Proposal 2: Ratification of Appointment of Independent Auditor."

PART IV.

Item 15. *Exhibits, Financial Statements and Schedules*

The financial statements and schedules listed in the accompanying index to financial statements and financial statement schedules are filed as part of this report.

The exhibits listed in the accompanying index to exhibits are filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CHUBB CORPORATION
(Registrant)

February 23, 2012

By /s/ John D. Finnegan
(John D. Finnegan Chairman, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John D. Finnegan (John D. Finnegan)	Chairman, President, Chief Executive Officer and Director	February 23, 2012
/s/ Zoë Baird Budinger (Zoë Baird Budinger)	Director	February 23, 2012
/s/ Sheila P. Burke (Sheila P. Burke)	Director	February 23, 2012
/s/ James I. Cash, Jr. (James I. Cash, Jr.)	Director	February 23, 2012
/s/ Lawrence W. Kellner (Lawrence W. Kellner)	Director	February 23, 2012
/s/ Martin G. McGuinn (Martin G. McGuinn)	Director	February 23, 2012
/s/ Lawrence M. Small (Lawrence M. Small)	Director	February 23, 2012
/s/ Jess Søderberg (Jess Søderberg)	Director	February 23, 2012

Signature	Title	Date
/s/ Daniel E. Somers (Daniel E. Somers)	Director	February 23, 2012
/s/ James M. Zimmerman (James M. Zimmerman)	Director	February 23, 2012
/s/ Alfred W. Zollar (Alfred W. Zollar)	Director	February 23, 2012
/s/ Richard G. Spiro (Richard G. Spiro)	Executive Vice President and Chief Financial Officer	February 23, 2012
/s/ John J. Kennedy (John J. Kennedy)	Senior Vice President and Chief Accounting Officer	February 23, 2012

THE CHUBB CORPORATION

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

(Item 15(a))

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited the accompanying consolidated balance sheets of The Chubb Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Chubb Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Chubb Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

February 27, 2012

THE CHUBB CORPORATION

Consolidated Statements of Income

	In Millions, Except For Per Share Amounts Years Ended December 31		
	2011	2010	2009
Revenues			
Premiums Earned	$11,644	$11,215	$11,331
Investment Income	1,644	1,665	1,649
Other Revenues	9	13	13
Realized Investment Gains (Losses), Net			
Total Other-Than-Temporary Impairment Losses on Investments	(22)	(6)	(132)
Other-Than-Temporary Impairment Losses on Investments Recognized in Other Comprehensive Income	(1)	(5)	20
Other Realized Investment Gains, Net	311	437	135
Total Realized Investment Gains, Net	288	426	23
TOTAL REVENUES	13,585	13,319	13,016
Losses and Expenses			
Losses and Loss Expenses	7,407	6,499	6,268
Amortization of Deferred Policy Acquisition Costs	3,225	3,067	3,021
Other Insurance Operating Costs and Expenses	417	425	416
Investment Expenses	39	35	39
Other Expenses	11	15	16
Corporate Expenses	287	290	294
TOTAL LOSSES AND EXPENSES	11,386	10,331	10,054
INCOME BEFORE FEDERAL AND FOREIGN INCOME TAX	2,199	2,988	2,962
Federal and Foreign Income Tax	521	814	779
NET INCOME	$ 1,678	$ 2,174	$ 2,183
Net Income Per Share			
Basic	$ 5.80	$ 6.81	$ 6.24
Diluted	5.76	6.76	6.18

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Balance Sheets

	In Millions December 31	
	2011	2010
Assets		
Invested Assets		
Short Term Investments	$ 1,893	$ 1,905
Fixed Maturities (cost $34,762 and $35,061)	37,184	36,519
Equity Securities (cost $1,264 and $1,285)	1,512	1,550
Other Invested Assets	2,180	2,239
TOTAL INVESTED ASSETS	42,769	42,213
Cash	58	70
Accrued Investment Income	440	447
Premiums Receivable	2,161	2,098
Reinsurance Recoverable on Unpaid Losses and Loss Expenses	1,739	1,817
Prepaid Reinsurance Premiums	320	325
Deferred Policy Acquisition Costs	1,630	1,562
Deferred Income Tax	—	98
Goodwill	467	467
Other Assets	1,281	1,152
TOTAL ASSETS	$50,865	$50,249
Liabilities		
Unpaid Losses and Loss Expenses	$23,068	$22,718
Unearned Premiums	6,322	6,189
Long Term Debt	3,575	3,975
Dividend Payable to Shareholders	107	112
Deferred Income Tax	149	—
Accrued Expenses and Other Liabilities	2,070	1,725
TOTAL LIABILITIES	35,291	34,719
Commitments and Contingent Liabilities (Note 6 and 13)		
Shareholders' Equity		
Preferred Stock — Authorized 8,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 1,200,000,000 Shares; $1 Par Value; Issued 371,980,460 Shares	372	372
Paid-In Surplus	190	208
Retained Earnings	19,176	17,943
Accumulated Other Comprehensive Income	1,195	790
Treasury Stock, at Cost — 99,519,509 and 74,707,547 Shares	(5,359)	(3,783)
TOTAL SHAREHOLDERS' EQUITY	15,574	15,530
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,865	$50,249

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Shareholders' Equity

	In Millions Years Ended December 31		
	2011	2010	2009
Preferred Stock			
Balance, Beginning and End of Year	$ —	$ —	$ —
Common Stock			
Balance, Beginning and End of Year	372	372	372
Paid-In Surplus			
Balance, Beginning of Year	208	224	253
Changes Related to Stock-Based Employee Compensation (includes tax benefit of $24, $15 and $6)	(18)	(16)	(29)
Balance, End of Year	190	208	224
Retained Earnings			
Balance, Beginning of Year	17,943	16,235	14,509
Cumulative Effect, as of April 1, 2009, of Change in Accounting Principle, Net of Tax	—	—	30
Net Income	1,678	2,174	2,183
Dividends Declared (per share $1.56, $1.48 and $1.40)	(445)	(466)	(487)
Balance, End of Year	19,176	17,943	16,235
Accumulated Other Comprehensive Income (Loss)			
Unrealized Appreciation (Depreciation) of Investments Including Unrealized Other-Than-Temporary Impairment Losses			
Balance, Beginning of Year	1,120	1,044	(143)
Cumulative Effect, as of April 1, 2009, of Change in Accounting Principle, Net of Tax	—	—	(30)
Change During Year, Net of Tax	616	76	1,217
Balance, End of Year	1,736	1,120	1,044
Foreign Currency Translation Gains (Losses)			
Balance, Beginning of Year	142	160	(10)
Change During Year, Net of Tax	4	(18)	170
Balance, End of Year	146	142	160
Postretirement Benefit Costs Not Yet Recognized in Net Income			
Balance, Beginning of Year	(472)	(484)	(582)
Change During Year, Net of Tax	(215)	12	98
Balance, End of Year	(687)	(472)	(484)
Accumulated Other Comprehensive Income, End of Year	1,195	790	720
Treasury Stock, at Cost			
Balance, Beginning of Year	(3,783)	(1,917)	(967)
Repurchase of Shares	(1,718)	(2,008)	(1,065)
Shares Issued Under Stock-Based Employee Compensation Plans	142	142	115
Balance, End of Year	(5,359)	(3,783)	(1,917)
TOTAL SHAREHOLDERS' EQUITY	$15,574	$15,530	$15,634

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Cash Flows

	In Millions Years Ended December 31		
	2011	2010	2009
Cash Flows from Operating Activities			
Net Income	$ 1,678	$ 2,174	$ 2,183
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Increase in Unpaid Losses and Loss Expenses, Net	361	145	262
Increase (Decrease) in Unearned Premiums, Net	114	21	(254)
Decrease (Increase) in Premiums Receivable	(63)	3	100
Change in Income Tax Payable or Recoverable	(102)	178	(27)
Deferred Income Tax	25	136	86
Amortization of Premiums and Discounts on Fixed Maturities	147	154	168
Depreciation	58	63	69
Realized Investment Gains, Net	(288)	(426)	(23)
Other, Net	(52)	(117)	(147)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,878	2,331	2,417
Cash Flows from Investing Activities			
Proceeds from Fixed Maturities			
Sales	1,730	2,287	3,029
Maturities, Calls and Redemptions	3,540	2,856	2,578
Proceeds from Sales of Equity Securities	167	129	394
Purchases of Fixed Maturities	(5,014)	(5,176)	(7,372)
Purchases of Equity Securities	(95)	(156)	(37)
Investments in Other Invested Assets, Net	285	173	(37)
Decrease in Short Term Investments, Net	11	38	563
Increase (Decrease) in Net Payable from Security Transactions not Settled	8	(24)	72
Purchases of Property and Equipment, Net	(52)	(54)	(52)
Other, Net	—	(6)	6
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	580	67	(856)
Cash Flows from Financing Activities			
Repayment of Long Term Debt	(400)	—	—
Increase (Decrease) in Funds Held under Deposit Contracts	7	22	(53)
Proceeds from Issuance of Common Stock Under Stock-Based Employee Compensation Plans	80	74	34
Repurchase of Shares	(1,707)	(2,003)	(1,060)
Dividends Paid to Shareholders	(450)	(472)	(487)
NET CASH USED IN FINANCING ACTIVITIES	(2,470)	(2,379)	(1,566)
Net Increase (Decrease) in Cash	(12)	19	(5)
Cash at Beginning of Year	70	51	56
CASH AT END OF YEAR	$ 58	$ 70	$ 51

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Comprehensive Income

	In Millions Years Ended December 31		
	2011	2010	2009
Net Income	$1,678	$2,174	$2,183
Other Comprehensive Income (Loss), Net of Tax			
Change in Unrealized Appreciation of Investments	615	69	1,223
Change in Unrealized Other-Than-Temporary Impairment Losses on Investments	1	7	(6)
Foreign Currency Translation Gains (Losses)	4	(18)	170
Change in Postretirement Benefit Costs Not Yet Recognized in Net Income	(215)	12	98
	405	70	1,485
COMPREHENSIVE INCOME	$2,083	$2,244	$3,668

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The Chubb Corporation (Chubb) is a holding company with subsidiaries principally engaged in the property and casualty insurance business. The property and casualty insurance subsidiaries (the P&C Group) underwrite most lines of property and casualty insurance in the United States, Canada, Europe, Australia and parts of Latin America and Asia. The geographic distribution of property and casualty business in the United States is broad with a particularly strong market presence in the Northeast.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the accounts of Chubb and its subsidiaries (collectively, the Corporation). Significant intercompany transactions have been eliminated in consolidation. The results of certain of our foreign operations are recorded on a three month lag in our consolidated financial statements. In the event that significant events occur during the lag period, the impact is included in the current period results.

The consolidated financial statements include amounts based on informed estimates and judgments of management for transactions that are not yet complete. Such estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the 2011 presentation.

(b) *Invested Assets*

Short term investments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.

Fixed maturities, which include taxable and tax exempt bonds, are classified as available-for-sale and carried at fair value as of the balance sheet date. Taxable bonds include U.S. government and government agency and authority obligations, including taxable bonds issued by states, municipalities and political subdivisions within the United States, and foreign government and government agency obligations, corporate bonds and mortgage-backed securities. Corporate bonds also include redeemable preferred stocks. Tax exempt bonds consist of bonds issued by states, municipalities and political subdivisions within the United States. Fixed maturities are purchased to support the investment strategies of the Corporation. These strategies are developed based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturities may be sold prior to maturity to support the investment strategies of the Corporation.

Premiums and discounts arising from the purchase of fixed maturities are amortized using the interest method over the estimated remaining term of the securities. For mortgage-backed securities, prepayment assumptions are reviewed periodically and revised as necessary.

Equity securities, which include common stocks and non-redeemable preferred stocks, are carried at fair value as of the balance sheet date.

Unrealized appreciation or depreciation, including unrealized other-than-temporary impairment losses (see Note (3)(b)), of fixed maturities and equity securities carried at fair value is excluded from net income and is included, net of applicable deferred income tax, in other comprehensive income.

Other invested assets primarily include private equity limited partnerships which are carried at the Corporation's equity in the net assets of the partnerships based on valuations provided by the manager of each partnership. As a result of the timing of the receipt of valuation data from the investment managers, these investments are generally reported on a three month lag. Changes in the Corporation's equity in the net assets of the partnerships are included in net income as realized investment gains or losses.

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are included in net income. When the fair value of any investment is lower than its cost, an assessment is made to determine whether the decline is temporary or other than temporary. Effective April 1, 2009, the Corporation adopted new guidance related to the recognition of other-than-temporary impairments of investments (see Notes (2) and (3)(b)).

(c) *Premium Revenues and Related Expenses*

Insurance premiums are earned on a monthly pro rata basis over the terms of the policies and include estimates of audit premiums and premiums on retrospectively rated policies. Assumed reinsurance premiums are earned over the terms of the reinsurance contracts. Unearned premiums represent the portion of direct and assumed premiums written applicable to the unexpired terms of the insurance policies and reinsurance contracts in force.

Ceded reinsurance premiums are reflected in operating results over the terms of the reinsurance contracts. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs that vary with and are primarily related to the production of business are deferred and amortized over the period in which the related premiums are earned. Such costs include commissions, premium taxes and certain other underwriting and policy issuance costs. Commissions received related to reinsurance premiums ceded are considered in determining net acquisition costs eligible for deferral. Deferred policy acquisition costs are reviewed to determine whether they are recoverable from future income. If such costs are deemed to be unrecoverable, they are expensed. Anticipated investment income is considered in the determination of the recoverability of deferred policy acquisition costs. Effective January 1, 2012, the accounting for deferred policy acquisition costs will change (see Note (1)(m)).

(d) *Unpaid Losses and Loss Expenses*

Unpaid losses and loss expenses (also referred to as loss reserves) include the accumulation of individual case estimates for claims that have been reported and estimates of claims that have been incurred but not reported as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Loss reserves are not discounted to present value.

Loss reserves are regularly reviewed using a variety of actuarial techniques. Reserve estimates are updated as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

Reinsurance recoverable on unpaid losses and loss expenses represents an estimate of the portion of gross loss reserves that will be recovered from reinsurers. Amounts recoverable from reinsurers are estimated using assumptions that are consistent with those used in estimating the gross losses associated with the reinsured policies. A provision for estimated uncollectible reinsurance is recorded based on periodic evaluations of balances due from reinsurers, the financial condition of the reinsurers, coverage disputes and other relevant factors.

(e) *Financial Products*

Derivatives are carried at fair value as of the balance sheet date. Changes in fair value are recognized in net income in the period of the change and are included in other revenues.

Assets and liabilities related to the derivatives are included in other assets and other liabilities.

(f) *Goodwill*

Goodwill represents the excess of the cost of an acquired entity over the fair value of net assets acquired. Goodwill is tested for impairment at least annually.

(g) *Property and Equipment*

Property and equipment used in operations, including certain costs incurred to develop or obtain computer software for internal use, are capitalized and carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(h) *Real Estate*

Real estate properties are carried at cost less accumulated depreciation and any writedowns for impairment. Real estate properties are reviewed for impairment whenever events or circumstances indicate that the carrying value of such properties may not be recoverable. Measurement of such impairment is based on the fair value of the property.

(i) *Income Taxes*

Deferred income tax assets and liabilities are recognized for the expected future tax effects attributable to temporary differences between the financial reporting and tax bases of assets and liabilities, based on enacted tax rates and other provisions of tax law. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in net income in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Corporation does not consider the earnings of its foreign subsidiaries to be permanently reinvested. Accordingly, provision has been made for the expected U.S. federal income tax liabilities applicable to undistributed earnings of foreign subsidiaries.

(j) *Stock-Based Employee Compensation*

The fair value method of accounting is used for stock-based employee compensation plans. Under the fair value method, compensation cost is measured based on the fair value of the award at the grant date and recognized over the requisite service period.

(k) *Foreign Exchange*

Assets and liabilities relating to foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated into U.S. dollars using the average exchange rates during the year.

The functional currency of foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. Translation gains and losses, net of applicable income tax, are excluded from net income and are credited or charged directly to other comprehensive income.

(l) *Cash Flow Information*

In the statement of cash flows, short term investments are not considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances was immaterial.

(m) *Accounting Pronouncements Not Yet Adopted*

In October 2010, the Financial Accounting Standards Board (FASB) issued new guidance related to the accounting for costs associated with acquiring or renewing insurance contracts. The guidance identifies those costs relating to the successful acquisition of new or renewal insurance contracts that should be capitalized. This guidance is effective for the Corporation for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. The Corporation expects to elect retrospective application of the guidance. Under retrospective application, deferred policy acquisition costs and related deferred taxes would be reduced as of the beginning of the earliest period presented in the financial statements with a corresponding reduction to shareholders' equity. The adoption of the new guidance during the first quarter of 2012 is currently expected to reduce the Corporation's deferred policy acquisition costs as of December 31, 2011 by approximately 22% to 27% and shareholders' equity by approximately $250 million to $300 million.

(2) Adoption of New Accounting Pronouncements

Effective April 1, 2009, the Corporation adopted new guidance issued by the FASB related to the recognition and presentation of other-than-temporary impairments. The FASB modified the guidance on the recognition of other-than-temporary impairments of debt securities. Under this guidance, an entity is required to recognize an other-than-temporary impairment when the entity concludes it has the intent to sell or it is more likely than not the entity will be required to sell an impaired debt security before the security recovers to its amortized cost value or it is likely the entity will not recover the entire amortized cost value of an impaired debt security. This guidance also changed the presentation in the financial statements of other-than-temporary impairments and provides for enhanced disclosures of both debt and equity securities. Under this guidance, if an entity has the intent to sell or it is more likely than not the entity will be required to sell an impaired debt security before the security recovers to its amortized cost value, the security is written down to fair value and the entire amount of the writedown is included in net income as a realized investment loss. For all other impaired debt securities, the impairment loss is separated into the amount representing the credit loss and the amount representing the loss related to all other factors. The portion of the impairment loss that represents the credit loss is included in net income as a realized investment loss and the amount representing the loss that relates to all other factors is included in other comprehensive income. This guidance required a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption with a corresponding adjustment to accumulated other comprehensive income. The cumulative effect adjustment from adopting this guidance resulted in a $30 million increase to retained earnings and a corresponding decrease to accumulated other comprehensive income. The adoption of this guidance did not have a significant effect on the Corporation's financial position or results of operations.

(3) Invested Assets and Related Income

(a) The amortized cost and fair value of fixed maturities and equity securities were as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
	(in millions)			
Fixed maturities				
Tax exempt	$18,786	$1,462	$37	$20,211
Taxable				
U.S. government and government agency and authority obligations	813	57	2	868
Corporate bonds	6,049	440	24	6,465
Foreign government and government agency obligations	6,409	416	2	6,823
Residential mortgage-backed securities	821	41	7	855
Commercial mortgage-backed securities	1,884	79	1	1,962
	15,976	1,033	36	16,973
Total fixed maturities	$34,762	$2,495	$73	$37,184
Equity securities	$ 1,264	$ 319	$71	$ 1,512

	December 31, 2010			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
	(in millions)			
Fixed maturities				
Tax exempt	$19,072	$ 824	$122	$19,774
Taxable				
U.S. government and government agency and authority obligations	807	31	9	829
Corporate bonds	6,025	405	20	6,410
Foreign government and government agency obligations	6,176	237	14	6,399
Residential mortgage-backed securities	1,293	63	6	1,350
Commercial mortgage-backed securities	1,688	70	1	1,757
	15,989	806	50	16,745
Total fixed maturities	$35,061	$1,630	$172	$36,519
Equity securities	$ 1,285	$ 340	$ 75	$ 1,550

At December 31, 2011 and 2010, the gross unrealized depreciation of fixed maturities included $3 million and $4 million, respectively, of unrealized other-than-temporary impairment losses recognized in accumulated other comprehensive income.

At December 31, 2011, tax exempt fixed maturities consisted of $12,405 million of special revenue bonds, $2,614 million of municipal and political subdivision general obligation bonds, $2,548 million of state general obligation bonds and $2,644 million of pre-refunded bonds for which an irrevocable trust containing U.S. government or government agency obligations has been established to fund the remaining payment of principal and interest. The special revenue bonds are supported by income streams generated in a broad range of sectors, primarily electric utilities, water and sewer utilities, highways, hospitals, universities, airports and housing, as well as specifically pledged tax revenues. The special revenue bond holdings are well-diversified and spread relatively evenly over these sectors.

The following table summarizes the fair value and amortized cost for the tax exempt fixed maturities other than pre-refunded bonds held at December 31, 2011, for each state in which the Corporation's aggregate investment was 5% or more of total tax exempt fixed maturities. The remainder of tax exempt fixed maturities were issued by a broad range of other states and municipalities and political subdivisions within those states. In the following table, "state" identifies the issuer or the location of the issuing municipality or political subdivision within a state.

State	Fair Value				
	Special Revenue Bonds	Municipal and Political Subdivision General Obligations	State General Obligations	Total	Amortized Cost
			(in millions)		
Texas	$1,035	$1,156	$275	$2,466	$2,269
New York	1,385	139	36	1,560	1,444
California	994	140	240	1,374	1,278
Illinois	617	486	74	1,177	1,102

At December 31, 2011, foreign government and government agency fixed maturities consisted of high quality fixed maturities primarily issued by national governments and, to a lesser extent, government agencies, regional governments and supranational organizations.

The following table summarizes the fair value and amortized cost for the foreign government and government agency fixed maturities held at December 31, 2011, for each country in which the Corporation's aggregate investment was 5% or more of total foreign government and government agency fixed maturities. In the following table, "country" identifies the issuer or the location of the issuing government agency or regional government within a country.

Country	Fair Value	Amortized Cost
	(in millions)	
Canada	$2,075	$1,943
United Kingdom	1,275	1,145
Germany	897	855
Australia	623	579

At December 31, 2011, the foreign government and government agency fixed maturities also included $471 million of fixed maturities issued by supranational organizations.

The fair value and amortized cost of fixed maturities at December 31, 2011 by contractual maturity were as follows:

	Fair Value	Amortized Cost
	(in millions)	
Due in one year or less	$ 2,439	$ 2,401
Due after one year through five years	11,916	11,279
Due after five years through ten years	12,356	11,215
Due after ten years	7,656	7,162
	34,367	32,057
Residential mortgage-backed securities	855	821
Commercial mortgage-backed securities	1,962	1,884
	$37,184	$34,762

Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations.

The Corporation's equity securities comprise a diversified portfolio of primarily U.S. publicly-traded common stocks.

The Corporation is involved in the normal course of business with variable interest entities (VIEs) primarily as a passive investor in residential mortgage-backed securities, commercial mortgage-backed securities and private equity limited partnerships issued by third party VIEs. The Corporation is not the primary beneficiary of these VIEs. The Corporation's maximum exposure to loss with respect to these investments is limited to the investment carrying values included in the Corporation's consolidated balance sheet and any unfunded partnership commitments.

(b) The components of unrealized appreciation or depreciation, including unrealized other-than-temporary impairment losses, of investments carried at fair value were as follows:

	December 31	
	2011	2010
	(in millions)	
Fixed maturities		
Gross unrealized appreciation	$2,495	$1,630
Gross unrealized depreciation	73	172
	2,422	1,458
Equity securities		
Gross unrealized appreciation	319	340
Gross unrealized depreciation	71	75
	248	265
	2,670	1,723
Deferred income tax liability	934	603
	$1,736	$1,120

When the fair value of an investment is lower than its cost, an assessment is made to determine whether the decline is temporary or other than temporary. The assessment of other-than-temporary impairment of fixed maturities and equity securities is based on both quantitative criteria and qualitative information and also considers a number of other factors including, but not limited to, the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, whether the issuer is current on contractually obligated interest and principal payments, general market conditions and industry or sector specific factors.

In determining whether fixed maturities are other than temporarily impaired, prior to April 1, 2009, the Corporation considered many factors including its intent and ability to hold a security for a period of time sufficient to allow for the recovery of the security's cost. When an impairment was deemed other than temporary, the security was written down to fair value and the entire writedown was included in net income as a realized investment loss. Effective April 1, 2009, the Corporation adopted new guidance that modified the guidance on the recognition and presentation of other-than-temporary impairments of debt securities. Under this guidance, the Corporation is required to recognize an other-than-temporary impairment loss when it concludes it has the intent to sell or it is more likely than not it will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value or it is likely it will not recover the entire amortized cost value of an impaired debt security. If the Corporation has the intent to sell or it is more likely than not that the Corporation will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value, the security is written down to fair value and the entire amount of the writedown is included in net income as a realized investment loss. For all other impaired fixed maturities, the impairment loss is separated into the amount representing the credit loss and the amount representing the loss related to all other factors. The amount of the impairment loss that represents the credit loss is included in net income as a realized investment loss and the amount of the impairment loss that relates to all other factors is included in other comprehensive income.

For fixed maturities, the split between the amount of other-than-temporary impairment losses that represents credit losses and the amount that relates to all other factors is principally based on assumptions regarding the amount and timing of projected cash flows. For fixed maturities other than mortgage-backed securities, cash flow estimates are based on assumptions regarding the probability of default and estimates regarding the timing and amount of recoveries associated with a default. For mortgage-backed securities, cash flow estimates are based on assumptions regarding future prepayment rates, default rates, loss severity and timing of recoveries. The Corporation has developed the estimates of projected cash flows using information based on historical market data, industry analyst reports and forecasts and other data relevant to the collectability of a security.

In determining whether equity securities are other than temporarily impaired, the Corporation considers its intent and ability to hold a security for a period of time sufficient to allow for the recovery of cost. If the decline in the fair value of an equity security is deemed to be other than temporary, the security is written down to fair value and the amount of the writedown is included in net income as a realized investment loss.

The following table summarizes, for all investment securities in an unrealized loss position at December 31, 2011, the aggregate fair value and gross unrealized depreciation, including unrealized other-than-temporary impairment losses, by investment category and length of time that individual securities have continuously been in an unrealized loss position.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
			(in millions)			
Fixed maturities						
Tax exempt	$ 81	$ 1	$240	$36	$ 321	$ 37
Taxable						
U.S. government and government agency and authority obligations	19	1	18	1	37	2
Corporate bonds	489	14	176	10	665	24
Foreign government and government agency obligations	499	1	21	1	520	2
Residential mortgage-backed securities	77	2	22	5	99	7
Commercial mortgage-backed securities	34	1	—	—	34	1
	1,118	19	237	17	1,355	36
Total fixed maturities	1,199	20	477	53	1,676	73
Equity securities	231	45	199	26	430	71
	$1,430	$65	$676	$79	$2,106	$144

At December 31, 2011, approximately 380 individual fixed maturity and equity securities were in an unrealized loss position, of which approximately 345 were fixed maturities. The Corporation does not have the intent to sell and it is not more likely than not that the Corporation will be required to sell these fixed maturities before the securities recover to their amortized cost value. In addition, the Corporation believes that none of the declines in the fair values of these fixed maturities relate to credit losses. The Corporation has the intent and ability to hold the equity securities in an unrealized loss position for a period of time sufficient to allow for the recovery of cost. The Corporation believes that none of the declines in the fair value of these fixed maturities and equity securities were other than temporary at December 31, 2011.

The following table summarizes, for all investment securities in an unrealized loss position at December 31, 2010, the aggregate fair value and gross unrealized depreciation, including unrealized other-than-temporary impairment losses, by investment category and length of time that individual securities have continuously been in an unrealized loss position.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
	(in millions)					
Fixed maturities						
Tax exempt	$2,498	$ 79	$284	$ 43	$2,782	$122
Taxable						
U.S. government and government agency and authority obligations	111	3	45	6	156	9
Corporate bonds	448	11	166	9	614	20
Foreign government and government agency obligations	1,016	13	27	1	1,043	14
Residential mortgage-backed securities	9	1	41	5	50	6
Commercial mortgage-backed securities	38	1	—	—	38	1
	1,622	29	279	21	1,901	50
Total fixed maturities	4,120	108	563	64	4,683	172
Equity securities	69	14	299	61	368	75
	$4,189	$122	$862	$125	$5,051	$247

The change in unrealized appreciation or depreciation of investments carried at fair value, including the change in unrealized other-than-temporary impairment losses and the cumulative effect adjustment of $30 million as a result of adopting new guidance related to the recognition and presentation of other-than-temporary impairments during 2009 was as follows:

	Years Ended December 31		
	2011	2010	2009
	(in millions)		
Change in unrealized appreciation of fixed maturities	$964	$ 70	$1,524
Change in unrealized appreciation of equity securities	(17)	47	302
	947	117	1,826
Deferred income tax	331	41	639
	$616	$ 76	$1,187

(c) The sources of net investment income were as follows:

	Years Ended December 31		
	2011	2010	2009
	(in millions)		
Fixed maturities	$1,549	$1,564	$1,548
Equity securities	34	47	35
Short term investments	16	9	21
Other	45	45	45
Gross investment income	1,644	1,665	1,649
Investment expenses	39	35	39
	$1,605	$1,630	$1,610

(d) Realized investment gains and losses were as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Fixed maturities			
Gross realized gains	$ 70	$ 98	$110
Gross realized losses	(39)	(26)	(38)
Other-than-temporary impairment losses	(1)	(5)	(23)
	30	67	49
Equity securities			
Gross realized gains	74	50	84
Gross realized losses	(1)	(1)	—
Other-than-temporary impairment losses	(22)	(6)	(89)
	51	43	(5)
Other invested assets	207	316	(21)
	$288	$426	$ 23

(e) As of December 31, 2011 and 2010, fixed maturities still held by the Corporation for which a portion of their other-than-temporary impairment losses were recognized in other comprehensive income had cumulative credit-related losses of $20 million and $21 million, respectively, recognized in net income.

(f) Excluding U.S. government and government sponsored enterprise obligations, the Corporation's exposure to investments issued by a single issuer that equals or exceeds 10% of total shareholders' equity was its holdings in government and government guaranteed obligations of Canada, which had a fair value of $1.6 billion at December 31, 2011.

(4) Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization reflected in operating results were as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Balance, beginning of year	$ 1,562	$ 1,533	$ 1,532
Costs deferred during year			
Commissions and brokerage	1,910	1,734	1,663
Premium taxes and assessments	242	242	240
Salaries and operating costs	1,136	1,121	1,091
	3,288	3,097	2,994
Foreign currency translation effect	5	(1)	28
Amortization during year	(3,225)	(3,067)	(3,021)
Balance, end of year	$ 1,630	$ 1,562	$ 1,533

(5) Property and Equipment

Property and equipment included in other assets were as follows:

	December 31	
	2011	2010
	(in millions)	
Cost	$589	$634
Accumulated depreciation	306	337
	$283	$297

Depreciation expense related to property and equipment was $58 million, $63 million and $69 million for 2011, 2010 and 2009, respectively.

(6) Unpaid Losses and Loss Expenses

(a) The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to the P&C Group's ultimate exposure to losses are an integral component of the loss reserving process. The loss reserve estimation process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes.

Most of the P&C Group's loss reserves relate to long tail liability classes of business. For many liability claims, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

There are numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves. Among these factors are changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs; changes in the judicial interpretation of policy provisions relating to the determination of coverage; changes in the general attitude of juries in the determination of liability and damages; legislative actions; changes in the medical condition of claimants; changes in the estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements; and changes in the P&C Group's book of business, underwriting standards and/or claim handling procedures.

In addition, the uncertain effects of emerging or potential claims and coverage issues that arise as legal, judicial and social conditions change must be taken into consideration. These issues have had, and may continue to have, a negative effect on loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. As a result of such issues, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have grown, further complicating the already complex loss reserving process.

Management believes that the aggregate loss reserves of the P&C Group at December 31, 2011 were adequate to cover claims for losses that had occurred as of that date, including both those known and those yet to be reported. In establishing such reserves, management considers facts currently known and the present state of the law and coverage litigation. However, given the significant uncertainties inherent in the loss reserving process, it is possible that management's estimate of the ultimate liability for losses that had occurred as of December 31, 2011 may change, which could have a material effect on the Corporation's results of operations and financial condition.

(b) A reconciliation of the beginning and ending liability for unpaid losses and loss expenses, net of reinsurance recoverable, and a reconciliation of the net liability to the corresponding liability on a gross basis is as follows:

	2011	2010	2009
		(in millions)	
Gross liability, beginning of year	$22,718	$22,839	$22,367
Reinsurance recoverable, beginning of year	1,817	2,053	2,212
Net liability, beginning of year	20,901	20,786	20,155
Net incurred losses and loss expenses related to			
Current year	8,174	7,245	7,030
Prior years	(767)	(746)	(762)
	7,407	6,499	6,268
Net payments for losses and loss expenses related to			
Current year	2,746	2,280	1,943
Prior years	4,300	4,074	4,063
	7,046	6,354	6,006
Foreign currency translation effect	67	(30)	369
Net liability, end of year	21,329	20,901	20,786
Reinsurance recoverable, end of year	1,739	1,817	2,053
Gross liability, end of year	$23,068	$22,718	$22,839

Changes in loss reserve estimates are unavoidable because such estimates are subject to the outcome of future events. Loss trends vary and time is required for changes in trends to be recognized and confirmed. During 2011, the P&C Group experienced overall favorable development of $767 million on net unpaid losses and loss expenses established as of the previous year end. This compares with favorable prior year development of $746 million in 2010 and $762 million in 2009. Such favorable development was reflected in operating results in these respective years.

The net favorable development of $767 million in 2011 was due to various factors. Favorable development of about $355 million in the aggregate was experienced in the personal and commercial liability classes. Favorable development in the more recent accident years, particularly in accident years 2004 to 2009, more than offset adverse development in accident years 2001 and prior, which included $72 million of incurred losses related to asbestos and toxic waste claims. The overall frequency and severity of prior period liability claims were lower than expected and the effects of underwriting changes that affected these years have been more positive than expected, especially in the commercial excess liability class. Overall favorable development of about $310 million was experienced in the professional liability classes other than fidelity. The most significant amount of favorable development occurred in the directors and officers liability class, particularly from our business outside the United States, with additional favorable development in the fiduciary liability class, partially offset by adverse development experienced in the errors and omissions liability class. The aggregate reported loss activity related to accident years 2008 and prior was less than expected. Favorable development of about $80 million in the aggregate was experienced in the personal and commercial property classes, primarily related to the 2009 and 2010 accident years. The severity and frequency of late developing property claims that emerged during 2011 were lower than expected. Unfavorable development of about $70 million was experienced in the fidelity class due to higher than expected reported loss emergence, related to the 2010 accident year and, to a lesser extent, the 2009 accident year. Favorable development of about $30 million was experienced in the personal automobile business due primarily to lower than expected frequency of prior year claims. Favorable development of about $30 million was experienced in the runoff of the reinsurance assumed business due primarily to better than expected reported loss activity from cedants. Favorable development of about $15 million was experienced in the surety business due to lower than expected loss emergence in recent accident years.

The net favorable development of $746 million in 2010 was due to various factors. Overall favorable development of about $315 million was experienced in the professional liability classes other than fidelity, including about $190 million outside the United States. The most significant amount of favorable development occurred in the directors and officers liability class, particularly outside the United States, with additional favorable development in the fiduciary liability and employment practices liability classes, partially offset by adverse development experienced in the errors and omissions liability class. The aggregate reported loss activity related to accident years 2007 and prior was less than expected, reflecting a favorable business climate, lower policy limits and better terms and conditions. Favorable development of about $265 million in the aggregate was experienced in the personal and commercial liability classes. Favorable development in the more recent accident years, particularly in accident years 2004 to 2008, more than offset adverse development in accident years 2000 and prior, which included $61 million of incurred losses related to toxic waste claims. The overall frequency and severity of prior period liability claims were lower than expected and the effects of underwriting changes that affected these years have been more positive than expected, especially in the commercial excess liability class. Favorable development of about $110 million in the aggregate was experienced in the personal and commercial property classes, primarily related to the 2008 and 2009 accident years. The severity and frequency of late developing property claims that emerged during 2010 were lower than expected. Unfavorable development of about $70 million was experienced in the fidelity class due to higher than expected reported loss emergence, mainly related to the 2009 accident year and primarily in the United States. Favorable development of about $40 million was experienced in the personal automobile business due primarily to lower than expected frequency of prior year claims. Favorable development of about $40 million was experienced in the surety business due to lower than expected loss emergence in recent accident years. Favorable development of about $25 million was experienced in the runoff of the reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

The net favorable development of $762 million in 2009 was due to various factors. Favorable development of about $340 million was experienced in the professional liability classes other than fidelity, including about $110 million outside the United States. A significant amount of favorable development occurred in the directors and officers liability, fiduciary liability and employment practices liability classes. A modest amount of unfavorable development was experienced in the errors and omissions liability class, particularly outside the United States. A majority of the favorable development in the professional liability classes was in accident years 2004 through 2006. Reported loss activity related to these accident years was less than expected reflecting a favorable business climate, lower policy limits and better terms and conditions. Favorable development of about $160 million in the aggregate was experienced in the homeowners and commercial property classes, primarily related to the 2007 and 2008 accident years. The severity of late reported property claims that emerged during 2009 was lower than expected and development on prior year catastrophe events was favorable. Favorable development of about $150 million in the aggregate was experienced in the commercial and personal liability classes. Favorable development in more recent accident years, particularly 2004 through 2006, was partially offset by adverse development in accident years 1999 and prior, which included $90 million of incurred losses related to toxic waste claims. The frequency and severity of prior period excess and primary liability claims have been generally lower than expected and the effects of underwriting changes that affected these years appear to have been more positive than expected. Favorable development of about $55 million was experienced in the runoff of the reinsurance assumed business due primarily to better than expected reported loss activity from cedants. Favorable development of about $35 million was experienced in the surety business due to lower than expected loss emergence, mainly related to more recent accident years. Favorable development of about $30 million was experienced in the personal automobile business due primarily to lower than expected severity.

(c) The estimation of loss reserves relating to asbestos and toxic waste claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Tort theory affecting asbestos litigation has evolved over the years. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance policies over many years and increases insurance companies' exposure to liability.

New asbestos claims and new exposures on existing claims have continued despite the fact that usage of asbestos has declined since the mid-1970's. Many claimants were exposed to multiple asbestos products over an extended period of time. As a result, claim filings typically name dozens of defendants. The plaintiffs' bar has solicited new claimants through extensive advertising and through asbestos medical screenings. A vast majority of asbestos bodily injury claims are filed by claimants who do not show any signs of asbestos related disease. New asbestos cases are often filed in those jurisdictions with a reputation for judges and juries that are extremely sympathetic to plaintiffs.

Approximately 90 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos related liabilities. A bankruptcy sometimes involves an agreement to a plan between the debtor and its creditors, including current and future asbestos claimants. Although the debtor is negotiating in part with its insurers' money, insurers are generally given only limited opportunity to be heard. In addition to contributing to the overall number of claims, bankruptcy proceedings have also caused increased settlement demands against remaining solvent defendants.

There have been some positive legislative and judicial developments in the asbestos environment over the past several years. Various challenges to the mass screening of claimants have been mounted which have led to higher medical evidentiary standards. Also, a number of states have implemented legislative and judicial reforms that focus the courts' resources on the claims of the most seriously injured. Those who allege serious injury and can present credible evidence of their injuries are receiving priority trial settings in the courts, while those who have not shown any credible disease manifestation are having their hearing dates delayed or placed on an inactive docket, which preserves the right to pursue litigation in the future. Further, a number of key jurisdictions have adopted venue reform that requires plaintiffs to have a connection to the jurisdiction in order to file a complaint. Finally, in recognition that many aspects of bankruptcy plans are unfair to certain classes of claimants and to the insurance industry, these plans are beginning to be closely scrutinized by the courts and rejected when appropriate.

The P&C Group's most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who were engaged in the manufacture, distribution or installation of products containing asbestos. The P&C Group wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, their exposure has become substantial due to the increased volume of claims, the erosion of the underlying limits and the bankruptcies of target defendants.

The P&C Group's other asbestos exposures involve products and non-products liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners or operators of properties where asbestos was present. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these viable peripheral parties with greater frequency and, in many cases, for large awards.

Asbestos claims against the major manufacturers, distributors or installers of asbestos products were typically presented under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's exposure. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners or operators who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits on coverage, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify previously settled products claims as non-products claims to restore a portion of previously exhausted products aggregate limits. It is difficult to predict whether insureds will be successful in asserting claims under non-products coverage or whether insurers will be successful in asserting additional defenses. Accordingly, the ultimate cost to insurers of the claims for coverage not subject to aggregate limits is uncertain.

Various U.S. federal proposals to solve the ongoing asbestos litigation crisis have been considered by the U.S. Congress over the past few years, but none have yet been enacted. The prospect of federal asbestos reform legislation remains uncertain.

In establishing asbestos reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to a variety of factors including the available insurance coverage; limits and deductibles; the jurisdictions involved; past settlement values of similar claims; the potential role of other insurance, particularly underlying coverage below excess liability policies; potential bankruptcy impact; relevant judicial interpretations; and applicable coverage defenses, including asbestos exclusions.

Significant uncertainty remains as to the ultimate liability of the P&C Group related to asbestos related claims. This uncertainty is due to several factors including the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims; plaintiffs' expanding theories of liability and increased focus on peripheral defendants; the volume of claims by unimpaired plaintiffs and the extent to which they can be precluded from making claims; the efforts by insureds to claim the right to non-products coverage not subject to aggregate limits; the number of insureds seeking bankruptcy protection as a result of asbestos related liabilities; the ability of claimants to bring a claim in a state in which they have no residency or exposure; the impact of the exhaustion of primary limits and the resulting increase in claims on excess liability policies that the P&C Group has issued; inconsistent court decisions and diverging legal interpretations; and the possibility, however remote, of federal legislation that would address the asbestos problem. These significant uncertainties are not likely to be resolved in the near future.

Toxic waste claims relate primarily to pollution and related cleanup costs. The P&C Group's insureds have two potential areas of exposure: hazardous waste dump sites and pollution at the insured site primarily from underground storage tanks and manufacturing processes.

The U.S. federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (Superfund) has been interpreted to impose strict, retroactive and joint and several liability on potentially responsible parties (PRPs) for the cost of remediating hazardous waste sites. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. Insurance policies issued to PRPs were not intended to cover claims arising from gradual pollution. Environmental remediation claims tendered by PRPs and others to insurers have frequently resulted in disputes over insurers' contractual obligation with respect to pollution claims. The resulting litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is substantial uncertainty involved in estimating the P&C Group's liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given waste site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability has occasionally shifted to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. In a few states, cases have been brought against insureds or directly against insurance companies for environmental pollution and natural resources damages. To date, only a few natural resources claims have been filed and they are being vigorously defended. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

In establishing toxic waste reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to the probable liability, available insurance coverage, past settlement values of similar claims, relevant judicial interpretations, applicable coverage defenses as well as facts that are unique to each insured.

Management believes that the loss reserves carried at December 31, 2011 for asbestos and toxic waste claims were adequate. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, it is possible that the estimate of loss reserves relating to these exposures may increase in future periods as new information becomes available and as claims develop.

(7) Debt and Credit Arrangements

(a) Long term debt consisted of the following:

	December 31	
	2011	2010
	(in millions)	
6% notes due November 15, 2011	$ —	$ 400
5.2% notes due April 1, 2013	275	275
5.75% notes due May 15, 2018	600	600
6.6% debentures due August 15, 2018	100	100
6.8% debentures due November 15, 2031	200	200
6% notes due May 11, 2037	800	800
6.5% notes due May 15, 2038	600	600
6.375% capital securities due March 29, 2067	1,000	1,000
	$3,575	$3,975

The 5.2% notes, the 5.75% notes, the 6.6% debentures, the 6.8% debentures, the 6% notes and the 6.5% notes are all unsecured obligations of Chubb. Chubb generally may redeem some or all of the notes and debentures prior to maturity in accordance with the terms of each debt instrument.

Chubb has outstanding $1.0 billion of unsecured junior subordinated capital securities. The capital securities will become due on April 15, 2037, the scheduled maturity date, but only to the extent that Chubb has received sufficient net proceeds from the sale of certain qualifying capital securities. Chubb must use its commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the capital securities on the scheduled maturity date or as soon thereafter as possible. Any remaining outstanding principal amount will be due on March 29, 2067, the final maturity date. The capital securities bear interest at a fixed rate of 6.375% through April 14, 2017. Thereafter, the capital securities will bear interest at a rate equal to the three-month LIBOR rate plus 2.25%. Subject to certain conditions, Chubb has the right to defer the payment of interest on the capital securities for a period not exceeding ten consecutive years. During any such period, interest will continue to accrue and Chubb generally may not declare or pay any dividends on or purchase any shares of its capital stock.

In connection with the issuance of the capital securities, Chubb entered into a replacement capital covenant in which it agreed that it will not repay, redeem, or purchase the capital securities before March 29, 2047, unless, subject to certain limitations, it has received proceeds from the sale of specified replacement capital securities. The replacement capital covenant is not intended for the benefit of holders of the capital securities and may not be enforced by them. The replacement capital covenant is for the benefit of holders of one or more designated series of Chubb's indebtedness, which will initially be its 6.8% debentures due November 15, 2031.

Subject to the replacement capital covenant, the capital securities may be redeemed, in whole or in part, at any time on or after April 15, 2017 at a redemption price equal to the principal amount plus any accrued interest or prior to April 15, 2017 at a redemption price equal to the greater of (i) the principal amount or (ii) a make-whole amount, in each case plus any accrued interest.

The amounts of long term debt due annually during the five years subsequent to December 31, 2011 are as follows:

Years Ending December 31	(in millions)
2012	$ —
2013	275
2014	—
2015	—
2016	—

(b) Interest costs of $245 million were incurred in 2011 and $248 million were incurred in 2010 and 2009. Interest paid was $244 million in 2011, 2010 and 2009.

(c) Chubb has a revolving credit agreement with a group of banks that provides for up to $500 million of unsecured borrowings. There have been no borrowings under this agreement. Various interest rate options are available to Chubb, all of which are based on market interest rates. Chubb pays a fee to have this revolving credit facility available. The agreement contains customary restrictive covenants including a covenant to maintain a minimum consolidated shareholders' equity, as adjusted. At December 31, 2011, Chubb was in compliance with all such covenants. The revolving credit facility is available for general corporate purposes and to support Chubb's commercial paper borrowing arrangement. The agreement has a termination date of October 19, 2012. Under the agreement, Chubb is permitted to request on two occasions, at any time during the remaining term of the agreement, an extension of the maturity date for an additional one year period. On the termination date of the agreement, any borrowings then outstanding become payable.

(8) Federal and Foreign Income Tax

(a) Income tax expense and taxes paid consisted of the following components:

	Years Ended December 31		
	2011	2010	2009
	(in millions)		
Income tax expense			
Current tax			
United States	$260	$436	$532
Foreign	236	242	161
Deferred tax, principally United States	25	136	86
	$521	$814	$779
Federal and foreign income taxes paid	$598	$500	$720

(b) The effective income tax rate is different than the statutory federal corporate tax rate. The reasons for the different effective tax rate were as follows:

	Years Ended December 31					
	2011		2010		2009	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
	(in millions)					
Income before federal and foreign income tax	$2,199		$2,988		$2,962	
Tax at statutory federal income tax rate	$ 770	35.0%	$1,046	35.0%	$1,037	35.0%
Tax exempt interest income	(243)	(11.0)	(241)	(8.1)	(239)	(8.1)
Other, net	(6)	(.3)	9	.3	(19)	(.6)
Federal and foreign income tax	$ 521	23.7%	$ 814	27.2%	$ 779	26.3%

(c) The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31	
	2011	2010
	(in millions)	
Deferred income tax assets		
Unpaid losses and loss expenses	$ 632	$ 643
Unearned premiums	339	334
Foreign tax credits	853	834
Employee compensation	116	125
Postretirement benefits	293	165
Other-than-temporary impairment losses	286	290
Total	2,519	2,391
Deferred income tax liabilities		
Deferred policy acquisition costs	457	441
Unremitted earnings of foreign subsidiaries	925	936
Unrealized appreciation of investments	934	603
Other invested assets	235	212
Other, net	117	101
Total	2,668	2,293
Net deferred income tax asset (liability)	$ (149)	$ 98

Deferred income tax assets were established related to the expected future U.S. tax benefit of losses incurred by a foreign subsidiary of the Corporation. Realization of these deferred tax assets depends on the subsidiary's ability to generate sufficient taxable income in future periods. A valuation allowance of $11 million and $7 million was recorded at December 31, 2011 and 2010, respectively, to reflect management's assessment that the realization of a portion of the deferred tax assets is uncertain due to the inability of the foreign subsidiary to generate sufficient taxable income in the near term. Although realization of the remaining deferred tax assets is not assured, management believes it is more likely than not that such deferred tax assets will be realized.

(d) Chubb and its domestic subsidiaries file a consolidated federal income tax return with the U.S. Internal Revenue Service (IRS). The Corporation also files income tax returns with various state and foreign tax authorities. The U.S. income tax returns for years prior to 2007 are no longer subject to examination by the IRS. The examination of the U.S. income tax returns for 2007, 2008 and 2009 is expected to be completed in late 2012. Management does not anticipate any assessments for tax years that remain subject to examination that would have a material effect on the Corporation's financial position or results of operations.

(9) Reinsurance

In the ordinary course of business, the P&C Group assumes and cedes reinsurance with other insurance companies. Reinsurance is ceded to provide greater diversification of risk and to limit the P&C Group's maximum net loss arising from large risks or catastrophic events.

A large portion of the P&C Group's ceded reinsurance is effected under contracts known as treaties under which all risks meeting prescribed criteria are automatically covered. Most of these arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. In certain circumstances, reinsurance is also effected by negotiation on individual risks.

Ceded reinsurance contracts do not relieve the P&C Group of the primary obligation to its policyholders. Thus, an exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable or unwilling to meet its obligations assumed under the reinsurance contracts. The P&C Group monitors the financial strength of its reinsurers on an ongoing basis.

Premiums earned and insurance losses and loss expenses are reported net of reinsurance in the consolidated statements of income.

The effect of reinsurance on the premiums written and earned of the P&C Group was as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Direct premiums written	$12,302	$11,952	$11,813
Reinsurance assumed	548	391	370
Reinsurance ceded	(1,092)	(1,107)	(1,106)
Net premiums written	$11,758	$11,236	$11,077
Direct premiums earned	$12,247	$11,949	$12,058
Reinsurance assumed	505	363	435
Reinsurance ceded	(1,108)	(1,097)	(1,162)
Net premiums earned	$11,644	$11,215	$11,331

Ceded losses and loss expenses, which reduce losses and loss expenses incurred, were $308 million, $392 million and $291 million in 2011, 2010 and 2009, respectively.

(10) Stock-Based Employee Compensation Plans

The Corporation has a stock-based employee compensation plan, the Long-Term Incentive Plan. The compensation cost with respect to the plan was $82 million, $81 million and $80 million in 2011, 2010 and 2009, respectively. The total income tax benefit included in net income with respect to the stock-based compensation arrangement was $29 million in 2011 and $28 million in 2010 and 2009.

As of December 31, 2011, there was $84 million of unrecognized compensation cost related to nonvested awards. That cost is expected to be reflected in operating results over a weighted average period of 1.7 years.

The Long-Term Incentive Plan provides for the granting of restricted stock units, restricted stock, performance units, stock options and other stock-based awards to key employees. The maximum number of shares of Chubb's common stock in respect to which stock-based awards may be granted under the plan most recently approved by shareholders is 8,650,000 shares. Additional shares of Chubb's common stock may also become available for grant in connection with the cancellation, forfeiture and/or settlement of awards previously granted. At December 31, 2011, 8,036,130 shares were available for grant.

Restricted Stock Units, Performance Units and Restricted Stock

Restricted stock unit awards are payable in cash, in shares of Chubb's common stock or in a combination of both. Restricted stock units are not considered to be outstanding shares of common stock, have no voting rights and are subject to forfeiture during the restriction period. Holders of restricted stock units may receive dividend equivalents. Performance unit awards are based on the achievement of performance goals over three year performance periods. Performance unit awards are payable in cash, in shares of Chubb's common stock or in a combination of both. Restricted stock awards consist of shares of Chubb's common stock granted at no cost to the employees. Shares of restricted stock become outstanding when granted, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions that prevent their sale or transfer during the restriction period.

An amount equal to the fair value at the date of grant of restricted stock unit awards and performance unit awards is expensed over the vesting period. The weighted average fair value per share of the restricted stock units granted was $60.58, $51.04 and $40.38 in 2011, 2010 and 2009, respectively. The weighted average fair value per share of the performance units granted was $64.34, $60.06 and $45.60 in 2011, 2010 and 2009, respectively.

Additional information with respect to restricted stock units and performance units is as follows:

	Restricted Stock Units		Performance Units*	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2011	3,159,265	$46.93	1,384,230	$52.02
Granted	866,646	60.58	525,459	64.34
Vested	(999,272)	49.64	(771,883)	45.60
Forfeited	(192,839)	51.62	(3,763)	65.00
Nonvested, December 31, 2011	2,833,800	49.83	1,134,043	62.01

* The number of shares earned may range from 0% to 200% of the performance units shown in the table above.

** The performance units earned in 2011 were 87.4% of the vested shares shown in the table, or 674,626 shares.

The total fair value of restricted stock units that vested during 2011, 2010 and 2009 was $59 million, $46 million and $41 million, respectively. The total fair value of performance units that vested during 2011, 2010 and 2009 was $47 million, $53 million and $41 million, respectively.

Stock Options

Stock options are granted at exercise prices not less than the fair value of Chubb's common stock on the date of grant. The terms and conditions upon which options become exercisable may vary among grants. Options expire no later than ten years from the date of grant.

An amount equal to the fair value of stock options at the date of grant is expensed over the period that such options become exercisable. The weighted average fair value per stock option granted during 2011, 2010 and 2009 was $11.55, $9.46 and $6.34, respectively. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2011	2010	2009
Risk-free interest rate	2.4%	2.5%	2.0%
Expected volatility	24.2%	25.0%	23.8%
Dividend yield	2.6%	2.9%	3.4%
Expected average term (in years)	5.5	5.2	5.4

Additional information with respect to stock options is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding, January 1, 2011	3,158,696	$37.58		
Granted	38,753	60.56		
Exercised	(1,425,571)	37.99		
Forfeited	(47,438)	39.31		
Outstanding, December 31, 2011	1,724,440	37.71	1.9	54
Exercisable, December 31, 2011	1,594,577	36.66	1.4	52

The total intrinsic value of the stock options exercised during 2011, 2010 and 2009 was $35 million, $37 million and $12 million, respectively. The Corporation received cash of $53 million, $58 million and $26 million during 2011, 2010 and 2009, respectively, from the exercise of stock options. The tax benefit realized with respect to the exercise of stock options was $11 million in 2011 and 2010 and $4 million in 2009.

(11) Employee Benefits

(a) The Corporation has several non-contributory defined benefit pension plans covering substantially all employees. Prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the Corporation changed the formula for providing pension benefits from the final average pay formula to a cash balance formula. Under the cash balance formula, a notional account is established for each employee, which is credited semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service plus interest based on the account balance. Employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas.

The Corporation's funding policy is to contribute amounts that meet regulatory requirements plus additional amounts determined by management based on actuarial valuations, market conditions and other factors. This may result in no contribution being made in a particular year.

The Corporation also provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Substantially all employees hired before January 1, 1999 may become eligible for these benefits upon retirement if they meet minimum age and years of service requirements. Health care coverage is contributory. Retiree contributions vary based upon a retiree's age, type of coverage and years of service with the Corporation. Life insurance coverage is non-contributory.

The Corporation funds a portion of the health care benefits obligation where such funding can be accomplished on a tax effective basis. Benefits are paid as covered expenses are incurred.

The funded status of the pension and other postretirement benefit plans at December 31, 2011 and 2010 was as follows:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
	(in millions)			
Benefit obligation, beginning of year	$2,114	$1,900	$392	$338
Service cost	79	75	11	11
Interest cost	120	112	22	21
Actuarial loss	256	92	40	32
Benefits paid	(75)	(63)	(11)	(11)
Foreign currency translation effect	—	(2)	—	1
Benefit obligation, end of year	2,494	2,114	454	392
Plan assets at fair value	2,001	1,922	73	65
Funded status at end of year, included in other liabilities	$ 493	$ 192	$381	$327

Net actuarial loss and prior service cost included in accumulated other comprehensive income that were not yet recognized as components of net benefit costs at December 31, 2011 and 2010 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
	(in millions)			
Net actuarial loss	$928	$637	$122	$80
Prior service cost	20	24	—	—
	$948	$661	$122	$80

The accumulated benefit obligation for the pension plans was $2,120 million and $1,784 million at December 31, 2011 and 2010, respectively. The accumulated benefit obligation is the present value of pension benefits earned as of the measurement date based on employee service and compensation prior to that date. It differs from the pension benefit obligation in the table on the previous page in that the accumulated benefit obligation includes no assumptions regarding future compensation levels.

The weighted average assumptions used to determine the benefit obligations were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
Discount rate	5.0%	5.75%	5.0%	5.75%
Rate of compensation increase	4.5	4.5	—	—

The Corporation made pension plan contributions of $94 million and $207 million during 2011 and 2010, respectively. The Corporation made other postretirement benefit plan contributions of $10 million during 2011 and 2010.

The components of net pension and other postretirement benefit costs reflected in net income and other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2011, 2010 and 2009 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
	(in millions)					
Costs reflected in net income						
Service cost	$ 79	$ 75	$ 73	$11	$11	$10
Interest cost	120	112	104	22	21	19
Expected return on plan assets	(140)	(131)	(118)	(5)	(4)	(4)
Amortization of net actuarial loss and prior service cost and other	68	64	46	3	2	1
	$ 127	$ 120	$ 105	$31	$30	$26
Changes in plan assets and benefit obligations recognized in other comprehensive income						
Net actuarial loss (gain)	$355	$ 16	$ (83)	$45	$30	$(4)
Amortization of net actuarial loss and prior service cost and other	(68)	(64)	(46)	(3)	(2)	(1)
	$287	$(48)	$(129)	$42	$28	$(5)

The estimated aggregate net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net benefit costs during 2012 for the pension and other postretirement benefit plans is $86 million.

The weighted average assumptions used to determine net pension and other postretirement benefit costs were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Discount rate	5.75%	6.0%	6.0%	5.75%	6.0%	6.0%
Rate of compensation increase	4.5	4.5	4.5	—	—	—
Expected long term rate of return on plan assets	7.75	8.0	8.0	7.75	8.0	8.0

The weighted average health care cost trend rate assumptions used to measure the expected cost of medical benefits were as follows:

	December 31	
	2011	2010
Health care cost trend rate for next year	8.1%	8.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.5	4.5
Year that the rate reaches the ultimate trend rate	2028	2028

The health care cost trend rate assumption has a significant effect on the amount of the accumulated other postretirement benefit obligation and the net other postretirement benefit cost reported. To illustrate, a one percent increase or decrease in the trend rate for each year would increase or decrease the accumulated other postretirement benefit obligation at December 31, 2011 by approximately $79 million and the aggregate of the service and interest cost components of net other postretirement benefit cost for the year ended December 31, 2011 by approximately $6 million.

The long term objective of the pension plan is to provide sufficient funding to cover expected benefit obligations, while assuming a prudent level of portfolio risk. The assets of the pension plan are invested, either directly or through pooled funds, in a diversified portfolio of predominately U.S. equity securities and fixed maturities. The Corporation seeks to obtain a rate of return that over time equals or exceeds the returns of the broad markets in which the plan assets are invested. The target allocation of plan assets is 55% to 65% invested in equity securities, with the remainder primarily invested in fixed maturities. The Corporation rebalances its pension assets to the target allocation as market conditions permit. The Corporation determined the expected long term rate of return assumption for each asset class based on an analysis of the historical returns and the expectations for future returns. The expected long term rate of return for the portfolio is a weighted aggregation of the expected returns for each asset class.

The fair values of the pension plan assets were as follows:

	December 31	
	2011	2010
	(in millions)	
Short term investments	$ 45	$ 64
Fixed maturities		
U.S. government and government agency and authority obligations	207	168
Corporate bonds	290	272
Foreign government and government agency obligations	62	41
Mortgage-backed securities	176	157
Total fixed maturities	735	638
Equity securities	1,174	1,181
Other assets	47	39
	$2,001	$1,922

At December 31, 2011 and 2010, pension plan assets invested in pooled funds were $1,073 million and $1,035 million, respectively.

At December 31, 2011 and 2010, other postretirement benefit plan assets were invested in a pooled fund and had a fair value of $73 million and $65 million, respectively.

The estimated benefits expected to be paid in each of the next five years and in the aggregate for the following five years are as follows:

Years Ending December 31	Pension Benefits	Other Postretirement Benefits
	(in millions)	
2012	$ 83	$ 13
2013	89	15
2014	98	16
2015	135	18
2016	111	19
2017-2021	714	124

(b) The Corporation has a defined contribution benefit plan, the Capital Accumulation Plan, in which substantially all employees are eligible to participate. Under this plan, the employer makes an annual matching contribution equal to 100% of each eligible employee's pre-tax elective contributions, up to 4% of the employee's eligible compensation. Contributions are invested at the election of the employee in Chubb's common stock or in various other investment funds. Employer contributions were $27 million in 2011, $28 million in 2010 and $27 million in 2009.

(12) Comprehensive Income

Comprehensive income is defined as all changes in shareholders' equity, except those arising from transactions with shareholders. Comprehensive income includes net income and other comprehensive income, which for the Corporation consists of changes in unrealized appreciation or depreciation of investments carried at fair value, changes in unrealized other-than-temporary impairment losses on investments, changes in foreign currency translation gains or losses and changes in postretirement benefit costs not yet recognized in net income.

The components of other comprehensive income or loss were as follows:

	Years Ended December 31								
	2011			2010			2009		
	Before Tax	Income Tax	Net	Before Tax	Income Tax	Net	Before Tax	Income Tax	Net
	(in millions)								
Unrealized holding gains arising during the year	$1,029	$ 359	$ 670	$230	$ 81	$149	$1,930	$675	$1,255
Unrealized other-than-temporary impairment losses arising during the year	(1)	—	(1)	(3)	(1)	(2)	(14)	(5)	(9)
Reclassification adjustment for realized gains included in net income	81	28	53	110	39	71	44	15	29
Net unrealized gains recognized in other comprehensive income or loss	947	331	616	117	41	76	1,872	655	1,217
Foreign currency translation gains (losses)	6	2	4	(28)	(10)	(18)	262	92	170
Change in postretirement benefit costs not yet recognized in net income	(329)	(114)	(215)	20	8	12	134	36	98
Total other comprehensive income	$ 624	$ 219	$ 405	$109	$ 39	$ 70	$2,268	$783	$1,485

(13) Commitments and Contingent Liabilities

(a) Chubb and certain of its subsidiaries have been involved in the investigations by various Attorneys General and other regulatory authorities of several states, the U.S. Securities and Exchange Commission, the U.S. Attorney for the Southern District of New York and certain non-U.S. regulatory authorities with respect to certain business practices in the property and casualty insurance industry including (1) potential conflicts of interest and anti-competitive behavior arising from the payment of contingent commissions to brokers and agents and (2) loss mitigation and finite reinsurance arrangements. In connection with these investigations, Chubb and certain of its subsidiaries received subpoenas and other requests for information from various regulators. The Corporation has cooperated fully with these investigations. The Corporation has settled with several state Attorneys General and insurance departments all issues arising out of their investigations.

Individual actions and purported class actions arising out of the investigations into the payment of contingent commissions to brokers and agents have been filed in a number of federal and state courts. On August 1, 2005, Chubb and certain of its subsidiaries were named in a putative class action entitled *In re Insurance Brokerage Antitrust Litigation* in the U.S. District Court for the District of New Jersey (N.J. District Court). This action, brought against several brokers and insurers on behalf of a class of persons who purchased insurance through the broker defendants, asserts claims under the Sherman Act, state law and the Racketeer Influenced and Corrupt Organizations Act (RICO) arising from the alleged unlawful use of contingent commission agreements. On September 28, 2007, the N.J. District Court dismissed the second amended complaint filed by the plaintiffs in its entirety. In so doing, the court dismissed the plaintiffs' Sherman Act and RICO claims with prejudice for failure to state a claim, and it dismissed the plaintiffs' state law claims without prejudice because it declined to exercise supplemental jurisdiction over them. The plaintiffs appealed the dismissal of their second amended complaint to the U.S. Court of Appeals for the Third Circuit (Third Circuit). On August 13, 2010, the Third Circuit affirmed in part and vacated in part the N.J. District Court decision and remanded the case back to the N.J. District Court for further proceedings. As a result of the Third Circuit's decision, the plaintiffs' state law claims and certain of the plaintiffs' Sherman Act and RICO claims were reinstated against the Corporation. The Corporation and the other defendants filed on October 1, 2010 motions to dismiss the reinstated claims. Since that time, several of the other defendants entered into settlement agreements with the plaintiffs, which currently are awaiting final court approval. In light of these settlements and their impact on the litigation, the N.J. District Court on June 17, 2011 dismissed without prejudice the motions to dismiss filed by the Corporation and the other non-settling defendants. On October 21, 2011, the Corporation and the other non-settling defendants refiled their motions to dismiss and the plaintiffs filed their statements in opposition. No date has yet been set for any further proceedings with respect to these motions.

Chubb and certain of its subsidiaries also have been named as defendants in other putative class actions relating or similar to the *In re Insurance Brokerage Antitrust Litigation* that have been filed in various state courts or in U.S. district courts between 2005 and 2007. These actions have been subsequently removed and ultimately transferred to the N.J. District Court for consolidation with the *In re Insurance Brokerage Antitrust Litigation*. These actions are currently stayed.

In the various actions described above, the plaintiffs generally allege that the defendants unlawfully used contingent commission agreements and conspired to reduce competition in the insurance markets. The actions seek treble damages, injunctive and declaratory relief and attorneys' fees. The Corporation believes it has substantial defenses to all of the aforementioned legal proceedings and intends to defend the actions vigorously.

The Corporation cannot predict at this time the ultimate outcome of the aforementioned ongoing investigations and legal proceedings, including any potential amounts that the Corporation may be required to pay in connection with them. Nevertheless, management believes that the outcome will not have a material adverse effect on the Corporation's results of operations or financial condition.

(b) Chubb Financial Solutions (CFS), a wholly owned subsidiary of Chubb, participated in derivative financial instruments and has been in runoff since 2003. At December 31, 2011 and 2010, CFS had a derivative contract linked to an equity market index that terminates in 2012 and a few other insignificant derivative contracts.

CFS's aggregate exposure, or retained risk, from its derivative contracts is referred to as notional amount. Notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. Notional amounts are not recorded on the balance sheet. The notional amount of future obligations under CFS's derivative contracts at December 31, 2011 and 2010 was approximately $340 million.

Future obligations with respect to the derivative contracts are carried at fair value at the balance sheet date and are included in other liabilities. The fair value of future obligations under CFS's derivative contracts at December 31, 2011 and 2010 was approximately $2 million and $3 million, respectively.

(c) A property and casualty insurance subsidiary issued a reinsurance contract to an insurer that provides financial guarantees on debt obligations. At December 31, 2011, the aggregate principal commitments related to this contract for which the subsidiary was contingently liable amounted to approximately $400 million. These commitments expire by 2023.

(d) The Corporation occupies office facilities under lease agreements that expire at various dates through 2022; such leases are generally renewed or replaced by other leases. Most facility leases contain renewal options for increments ranging from two to ten years. The Corporation also leases data processing, office and transportation equipment. All leases are operating leases.

Rent expense was as follows:

	Years Ended December 31		
	2011	2010	2009
	(in millions)		
Office facilities	$73	$77	$75
Equipment	10	9	13
	$83	$86	$88

At December 31, 2011, future minimum rental payments required under non-cancellable operating leases were as follows:

Years Ending December 31	(in millions)
2012	$ 71
2013	62
2014	46
2015	33
2016	25
After 2016	49
	$286

(e) The Corporation had commitments totaling $600 million at December 31, 2011 to fund limited partnership investments. These commitments can be called by the partnerships (generally over a period of 5 years or less) to fund certain partnership expenses or the purchase of investments.

(14) Segments Information

The principal business of the Corporation is the sale of property and casualty insurance. The profitability of the property and casualty insurance business depends on the results of both underwriting operations and investments, which are viewed as two distinct operations. The underwriting operations are managed and evaluated separately from the investment function.

The P&C Group underwrites most lines of property and casualty insurance. Underwriting operations consist of four separate business units: personal insurance, commercial insurance, specialty insurance and reinsurance assumed. The personal segment targets the personal insurance market. The personal classes include automobile, homeowners and other personal coverages. The commercial segment includes those classes of business that are generally available in broad markets and are of a more commodity nature. Commercial classes include multiple peril, casualty, workers' compensation and property and marine. The specialty segment includes those classes of business that are available in more limited markets since they require specialized underwriting and claim settlement. Specialty classes include professional liability coverages and surety. The reinsurance assumed business is in runoff following the transfer of the ongoing business to a reinsurance company in 2005.

Corporate and other includes investment income earned on corporate invested assets, corporate expenses and the results of the Corporation's non-insurance subsidiaries.

Performance of the property and casualty underwriting segments is measured based on statutory underwriting results. Statutory underwriting profit is arrived at by reducing premiums earned by losses and loss expenses incurred and statutory underwriting expenses incurred. Under statutory accounting principles applicable to property and casualty insurance companies, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned.

Management uses underwriting results determined in accordance with GAAP to assess the overall performance of the underwriting operations. Underwriting income determined in accordance with GAAP is defined as premiums earned less losses and loss expenses incurred and GAAP underwriting expenses incurred. To convert statutory underwriting results to a GAAP basis, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned.

Investment income performance is measured based on investment income net of investment expenses, excluding realized investment gains and losses.

Distinct investment portfolios are not maintained for each underwriting segment. Property and casualty invested assets are available for payment of losses and expenses for all classes of business. Therefore, such assets and the related investment income are not allocated to underwriting segments.

Revenues, income before income tax and assets of each operating segment were as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Revenues			
Property and casualty insurance			
Premiums earned			
Personal insurance	$ 3,917	$ 3,768	$ 3,692
Commercial insurance	4,945	4,647	4,762
Specialty insurance	2,769	2,787	2,829
Total insurance	11,631	11,202	11,283
Reinsurance assumed	13	13	48
	11,644	11,215	11,331
Investment income	1,598	1,590	1,585
Other revenues	—	—	2
Total property and casualty insurance	13,242	12,805	12,918
Corporate and other	55	88	75
Realized investment gains, net	288	426	23
Total revenues	$13,585	$13,319	$13,016
Income (loss) before income tax			
Property and casualty insurance			
Underwriting			
Personal insurance	$ 47	$ 303	$ 600
Commercial insurance	1	347	510
Specialty insurance	427	512	474
Total insurance	475	1,162	1,584
Reinsurance assumed	36	30	74
	511	1,192	1,658
Increase (decrease) in deferred policy acquisition costs	63	30	(27)
Underwriting income	574	1,222	1,631
Investment income	1,562	1,558	1,549
Other income (charges)	21	2	(3)
Total property and casualty insurance	2,157	2,782	3,177
Corporate and other loss	(246)	(220)	(238)
Realized investment gains, net	288	426	23
Total income before income tax	$ 2,199	$ 2,988	$ 2,962

	December 31		
	2011	2010	2009
		(in millions)	
Assets			
Property and casualty insurance	$48,435	$47,838	$47,682
Corporate and other	2,513	2,483	2,876
Adjustments and eliminations	(83)	(72)	(109)
Total assets	$50,865	$50,249	$50,449

The international business of the property and casualty insurance segment is conducted primarily through subsidiaries that operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written. International business is also written by branch offices of certain domestic subsidiaries.

Revenues of the P&C Group by geographic area were as follows:

	Years Ended December 31		
	2011	2010	2009
		(in millions)	
Revenues			
United States	$ 9,729	$ 9,642	$ 9,991
International	3,513	3,163	2,927
Total	$13,242	$12,805	$12,918

(15) Fair Values of Financial Instruments

(a) Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities, that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect the Corporation's own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

(i) The carrying value of short term investments approximates fair value due to the short maturities of these investments.

(ii) Fair values for fixed maturities are determined by management, utilizing prices obtained from a third party, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from third party brokers. For fixed maturities that have quoted prices in active markets, market quotations are provided. For fixed maturities that do not trade on a daily basis, the pricing service and brokers provide fair value estimates using a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, reference data, prepayment rates and measures of volatility. Management reviews on an ongoing basis the reasonableness of the methodologies used by the relevant pricing service and brokers. In addition, management, using the prices received for the securities from the pricing service and brokers, determines the aggregate portfolio price performance and reviews it against applicable indices. If management believes that significant discrepancies exist, it will discuss these with the relevant pricing service or broker to resolve the discrepancies.

(iii) Fair values of equity securities are based on quoted market prices.

(iv) Fair values of long term debt issued by Chubb are determined by management, utilizing prices obtained from a third party, nationally recognized pricing service.

The carrying values and fair values of financial instruments were as follows:

	December 31			
	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Assets				
Invested assets				
Short term investments	$ 1,893	$ 1,893	$ 1,905	$ 1,905
Fixed maturities (Note 3)	37,184	37,184	36,519	36,519
Equity securities	1,512	1,512	1,550	1,550
Liabilities				
Long term debt (Note 7)	3,575	4,085	3,975	4,318

A pricing service provides fair value amounts for approximately 99% of the Corporation's fixed maturities. The prices obtained from a pricing service and brokers generally are non-binding, but are reflective of current market transactions in the applicable financial instruments.

At December 31, 2011 and 2010, the Corporation held an insignificant amount of financial instruments in its investment portfolio for which a lack of market liquidity impacted the determination of fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets.

Level 2 — Other inputs that are observable for the asset, either directly or indirectly.

Level 3 — Inputs that are unobservable.

The fair value of fixed maturities and equity securities categorized based upon the lowest level of input that was significant to the fair value measurement was as follows:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Fixed maturities				
Tax exempt	$ —	$20,203	$ 8	$20,211
Taxable				
U.S. government and government agency and authority obligations	—	868	—	868
Corporate bonds	—	6,313	152	6,465
Foreign government and government agency obligations	—	6,820	3	6,823
Residential mortgage-backed securities	—	845	10	855
Commercial mortgage-backed securities	—	1,962	—	1,962
	—	16,808	165	16,973
Total fixed maturities	—	37,011	173	37,184
Equity securities	1,504	—	8	1,512
	$1,504	$37,011	$181	$38,696

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(in millions)		
Fixed maturities				
Tax exempt	$ —	$19,765	$ 9	$19,774
Taxable				
U.S. government and government agency and authority obligations	—	829	—	829
Corporate bonds	—	6,245	165	6,410
Foreign government and government agency obligations	—	6,373	26	6,399
Residential mortgage-backed securities	—	1,329	21	1,350
Commercial mortgage-backed securities	—	1,757	—	1,757
	—	16,533	212	16,745
Total fixed maturities	—	36,298	221	36,519
Equity securities	1,537	—	13	1,550
	$1,537	$36,298	$234	$38,069

(b) The methods and assumptions used to estimate the fair value of the Corporation's pension plan and other postretirement benefit plan assets, other than assets invested in pooled funds, are similar to the methods and assumptions used for the Corporation's other financial instruments. The fair value of pooled funds is based on the net asset value of the funds.

Based on the fair value hierarchy, the fair value of the Corporation's pension plan assets categorized based upon the lowest level of input that was significant to the fair value measurement was as follows:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
		(in millions)		
Short term investments	$ —	$ 45	$—	$ 45
Fixed maturities				
U.S. government and government agency and authority obligations	—	204	3	207
Corporate bonds	—	289	1	290
Foreign government and government agency obligations	—	61	1	62
Mortgage-backed securities	—	175	1	176
Total fixed maturities	—	729	6	735
Equity securities	336	838	—	1,174
Other assets	21	8	18	47
	$357	$1,620	$24	$2,001

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Short term investments	$ —	$ 64	$—	$ 64
Fixed maturities				
U.S. government and government agency and authority obligations	—	167	1	168
Corporate bonds	—	272	—	272
Foreign government and government agency obligations	—	41	—	41
Mortgage-backed securities	—	157	—	157
Total fixed maturities	—	637	1	638
Equity securities	348	833	—	1,181
Other assets	15	6	18	39
	$363	$1,540	$19	$1,922

The fair value of the Corporation's other postretirement benefit plan assets was $73 million and $65 million at December 31, 2011 and 2010, respectively. Based on the fair value hierarchy, the fair value of these assets was categorized as Level 1 based upon the lowest level of input that was significant to the fair value measurement.

(16) Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. The computation of diluted earnings per share reflects the potential dilutive effect, using the treasury stock method, of outstanding awards under stock-based employee compensation plans.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31		
	2011	2010	2009
	(in millions except for per share amounts)		
Basic earnings per share:			
Net income	$1,678	$2,174	$2,183
Weighted average shares outstanding	289.3	319.2	350.1
Basic earnings per share	$ 5.80	$ 6.81	$ 6.24
Diluted earnings per share:			
Net income	$1,678	$2,174	$2,183
Weighted average shares outstanding	289.3	319.2	350.1
Additional shares from assumed issuance of shares under stock-based compensation awards	2.1	2.4	2.9
Weighted average shares and potential shares assumed outstanding for computing diluted earnings per share	291.4	321.6	353.0
Diluted earnings per share	$ 5.76	$ 6.76	$ 6.18

(17) Shareholders' Equity

(a) The authorized but unissued preferred shares may be issued in one or more series and the shares of each series shall have such rights as fixed by the Board of Directors.

(b) The activity of Chubb's common stock was as follows:

	Years Ended December 31		
	2011	2010	2009
		(number of shares)	
Common stock issued			
Balance, beginning of year	371,980,460	371,980,460	371,980,710
Share activity under stock-based employee compensation plans	—	—	(250)
Balance, end of year	371,980,460	371,980,460	371,980,460
Treasury stock			
Balance, beginning of year	74,707,547	39,972,796	19,726,097
Repurchase of shares	27,582,889	37,667,829	22,623,775
Share activity under stock-based employee compensation plans	(2,770,927)	(2,933,078)	(2,377,076)
Balance, end of year	99,519,509	74,707,547	39,972,796
Common stock outstanding, end of year	272,460,951	297,272,913	332,007,664

(c) As of December 31, 2011, 909,407 shares remained under the share repurchase authorization that was approved by the Board of Directors in December 2010. On January 26, 2012, the Board of Directors authorized the repurchase of up to $1.2 billion of Chubb's common stock. These authorizations have no expiration date.

(d) The property and casualty insurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). For such subsidiaries, statutory accounting practices differ in certain respects from GAAP.

A comparison of shareholders' equity on a GAAP basis and policyholders' surplus on a statutory basis is as follows:

	December 31			
	2011		2010	
	GAAP	Statutory	GAAP	Statutory
		(in millions)		
P&C Group	$16,886	$13,958	$17,266	$14,539
Corporate and other	(1,312)		(1,736)	
	$15,574		$15,530	

A comparison of GAAP and statutory net income (loss) is as follows:

	Years Ended December 31					
	2011		2010		2009	
	GAAP	Statutory	GAAP	Statutory	GAAP	Statutory
			(in millions)			
P&C Group	$1,915	$1,824	$2,374	$2,295	$2,324	$2,357
Corporate and other	(237)		(200)		(141)	
	$1,678		$2,174		$2,183	

(e) As a holding company, Chubb's ability to continue to pay dividends to shareholders and to satisfy its obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets, which is dependent in large part on the dividend paying ability of its property and casualty insurance subsidiaries. The Corporation's property and casualty insurance subsidiaries are subject to laws and regulations in the jurisdictions in which they operate that restrict the amount of dividends they may pay without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2011, these subsidiaries paid dividends of $2.7 billion to Chubb.

The maximum dividend distribution that may be made by the property and casualty insurance subsidiaries to Chubb during 2012 without prior regulatory approval is approximately $1.8 billion.

QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2011 and 2010 are shown below. In management's opinion, the interim financial data contain all adjustments, consisting of normal recurring items, necessary to present fairly the results of operations for the interim periods.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2011	2010	2011	2010	2011	2010	2011	2010
	(in millions except for per share amounts)							
Revenues	$3,420	$3,323	$3,400	$3,318	$3,420	$3,267	$3,345	$3,411
Losses and expenses	2,735	2,675	2,854	2,616	3,054	2,483	2,743	2,557
Federal and foreign income tax	176	184	127	184	68	212	150	234
Net income	$ 509	$ 464	$ 419	$ 518	$ 298	$ 572	$ 452	$ 620
Basic earnings per share	$ 1.71	$ 1.39	$ 1.43	$ 1.60	$ 1.04	$ 1.82	$ 1.62	$ 2.03
Diluted earnings per share	$ 1.70	$ 1.39	$ 1.42	$ 1.59	$ 1.04	$ 1.80	$ 1.60	$ 2.02
Underwriting ratios								
Losses to premiums earned	62.0%	62.3%	63.6%	59.5%	70.2%	54.5%	59.3%	56.1%
Expenses to premiums written	31.7	31.3	31.3	30.9	32.4	31.7	30.6	30.9
Combined	93.7%	93.6%	94.9%	90.4%	102.6%	86.2%	89.9%	87.0%

THE CHUBB CORPORATION

Schedule I

CONSOLIDATED SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES

(in millions)

December 31, 2011

Type of Investment	Cost or Amortized Cost	Fair Value	Amount at Which Shown in the Balance Sheet
Short term investments	$ 1,893	$ 1,893	$ 1,893
Fixed maturities			
United States Government and government agencies and authorities	1,214	1,295	1,295
States, municipalities and political subdivisions	19,055	20,492	20,492
Foreign government and government agencies	6,409	6,823	6,823
Public utilities	924	1,023	1,023
All other corporate bonds	7,160	7,551	7,551
Total fixed maturities	34,762	37,184	37,184
Equity securities			
Common stocks			
Public utilities	114	157	157
Banks, trusts and insurance companies	303	278	278
Industrial, miscellaneous and other	837	1,065	1,065
Total common stocks	1,254	1,500	1,500
Non-redeemable preferred stocks	10	12	12
Total equity securities	1,264	1,512	1,512
Other invested assets	2,180	2,180	2,180
Total invested assets	$40,099	$42,769	$42,769

THE CHUBB CORPORATION

Schedule II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS — PARENT COMPANY ONLY
(in millions)

December 31

	2011	2010
Assets		
Invested Assets		
Short Term Investments	$ 1,030	$ 811
Taxable Fixed Maturities (cost $935 and $1,138)	962	1,181
Equity Securities (cost $200 and $205)	179	171
Other Invested Assets	27	23
TOTAL INVESTED ASSETS	2,198	2,186
Investment in Consolidated Subsidiaries	16,951	17,337
Other Assets	188	162
TOTAL ASSETS	$19,337	$19,685
Liabilities		
Long Term Debt	$ 3,575	$ 3,975
Dividend Payable to Shareholders	107	112
Accrued Expenses and Other Liabilities	81	68
TOTAL LIABILITIES	3,763	4,155
Shareholders' Equity		
Preferred Stock — Authorized 8,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 1,200,000,000 Shares; $1 Par Value; Issued 371,980,460 Shares	372	372
Paid-In Surplus	190	208
Retained Earnings	19,176	17,943
Accumulated Other Comprehensive Income	1,195	790
Treasury Stock, at Cost — 99,519,509 and 74,707,547 Shares	(5,359)	(3,783)
TOTAL SHAREHOLDERS' EQUITY	15,574	15,530
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$19,337	$19,685

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule II
(continued)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME — PARENT COMPANY ONLY

(in millions)

Years Ended December 31

	2011	2010	2009
Revenues			
Investment Income	$ 46	$ 76	$ 64
Other Revenues	—	2	—
Realized Investment Gains, Net	9	16	88
TOTAL REVENUES	55	94	152
Expenses			
Corporate Expenses	285	288	292
Investment Expenses	3	3	3
Other Expenses	—	3	—
TOTAL EXPENSES	288	294	295
Loss before Federal and Foreign Income Tax and Equity in Net Income of Consolidated Subsidiaries	(233)	(200)	(143)
Federal and Foreign Income Tax (Credit)	1	(3)	(7)
Loss before Equity in Net Income of Consolidated Subsidiaries	(234)	(197)	(136)
Equity in Net Income of Consolidated Subsidiaries	1,912	2,371	2,319
NET INCOME	$1,678	$2,174	$2,183

Chubb and its domestic subsidiaries file a consolidated federal income tax return. The federal income tax provision represents an allocation under the Corporation's tax allocation agreements.

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule II
(continued)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS — PARENT COMPANY ONLY

(in millions)

Years Ended December 31

	2011	2010	2009
Cash Flows from Operating Activities			
Net Income	$ 1,678	$ 2,174	$ 2,183
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Equity in Net Income of Consolidated Subsidiaries	(1,912)	(2,371)	(2,319)
Realized Investment Gains, Net	(9)	(16)	(88)
Other, Net	(28)	(14)	111
NET CASH USED IN OPERATING ACTIVITIES	(271)	(227)	(113)
Cash Flows from Investing Activities			
Proceeds from Fixed Maturities			
Sales	2	3	5
Maturities, Calls and Redemptions	456	202	126
Proceeds from Sales of Equity Securities	9	—	308
Purchases of Fixed Maturities	(257)	(73)	(651)
Investments in Other Invested Assets, Net	—	33	—
Decrease (Increase) in Short Term Investments, Net	(219)	199	543
Dividends Received from Consolidated Insurance Subsidiaries	2,700	2,200	1,200
Distributions Received from Consolidated Non-Insurance Subsidiaries	1	4	35
Other, Net	56	60	60
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,748	2,628	1,626
Cash Flows from Financing Activities			
Repayment of Long Term Debt	(400)	—	—
Proceeds from Issuance of Common Stock Under Stock-Based Employee Compensation Plans	80	74	34
Repurchase of Shares	(1,707)	(2,003)	(1,060)
Dividends Paid to Shareholders	(450)	(472)	(487)
NET CASH USED IN FINANCING ACTIVITIES	(2,477)	(2,401)	(1,513)
Net Increase in Cash	—	—	—
Cash at Beginning of Year	—	—	—
CASH AT END OF YEAR	$ —	$ —	$ —

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule III

CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION

(in millions)

Segment	Deferred Policy Acquisition Costs (December 31)	Unpaid Losses (December 31)	Unearned Premiums (December 31)	Premiums Earned (Year Ended December 31)	Net Investment Income* (Year Ended December 31)	Insurance Losses (Year Ended December 31)	Amortization of Deferred Policy Acquisition Costs (Year Ended December 31)	Other Insurance Operating Costs and Expenses** (Year Ended December 31)	Premiums Written (Year Ended December 31)
2011									
Property and Casualty Insurance									
Personal	$ 606	$ 2,241	$2,048	$ 3,917		$2,508	$1,196	$125	$ 3,977
Commercial	661	12,422	2,746	4,945		3,366	1,336	219	5,051
Specialty	362	7,677	1,519	2,769		1,558	691	93	2,720
Reinsurance Assumed	1	728	9	13		(25)	2	1	10
Investments					$1,562				
	$1,630	$23,068	$6,322	$11,644	$1,562	$7,407	$3,225	$438	$11,758
2010									
Property and Casualty Insurance									
Personal	$ 563	$ 2,144	$1,995	$ 3,768		$2,210	$1,116	$113	$ 3,825
Commercial	636	11,807	2,630	4,647		2,807	1,268	216	4,676
Specialty	361	7,872	1,549	2,787		1,503	677	98	2,727
Reinsurance Assumed	2	895	15	13		(21)	6	—	8
Investments					$1,558				
	$1,562	$22,718	$6,189	$11,215	$1,558	$6,499	$3,067	$427	$11,236
2009									
Property and Casualty Insurance									
Personal	$ 537	$ 2,133	$1,929	$ 3,692		$1,923	$1,064	$101	$ 3,657
Commercial	628	11,531	2,583	4,762		2,773	1,290	214	4,660
Specialty	364	8,071	1,614	2,829		1,606	651	95	2,739
Reinsurance Assumed	4	1,104	27	48		(34)	16	1	21
Investments					$1,549				
	$1,533	$22,839	$6,153	$11,331	$1,549	$6,268	$3,021	$411	$11,077

* Property and casualty assets are available for payment of losses and expenses for all classes of business; therefore, such assets and the related investment income have not been allocated to the underwriting segments.

** Other insurance operating costs and expenses does not include other income and charges.

THE CHUBB CORPORATION
EXHIBITS INDEX
(Item 15(a))

Exhibit Number	Description
	— Articles of incorporation and by-laws
3.1	Restated Certificate of Incorporation incorporated by reference to Exhibit (3) of the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
3.2	Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
3.3	Certificate of Correction of Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
3.4	Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3.1) of the registrant's Current Report on Form 8-K filed on April 18, 2006.
3.5	Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3.1) of the registrant's Current Report on Form 8-K filed on April 30, 2007.
3.6	By-Laws incorporated by reference to Exhibit (3.1) of the registrant's Current Report on Form 8-K filed on December 10, 2010.
	— Instruments defining the rights of security holders, including indentures
	The registrant is not filing any instruments evidencing any indebtedness since the total amount of securities authorized under any single instrument does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.
	— Material contracts
10.1	Schedule of 2011 Base Salaries for Named Executive Officers incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on March 2, 2011.
10.2	The Chubb Corporation Annual Incentive Compensation Plan (2011) incorporated by reference to Annex A of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 26, 2011.
10.3	The Chubb Corporation Annual Incentive Plan Compensation (2006) incorporated by reference to Annex A of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 25, 2006.
10.4	Amendment No. 1 to The Chubb Corporation Annual Incentive Compensation Plan (2006) incorporated by reference to Exhibit (10.5) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.5	The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit 99.1 of the registrant's registration statement on Form S-8 filed on April 28, 2009 (File No. 333-158841).
10.6	Form of Performance Unit Award Agreement under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10.6) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.7	Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10.7) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.8	Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10.8) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.

Exhibit Number	Description
10.9	Form of Deferred Stock Unit Agreement (for Non-Employee Directors) under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10.2) of the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
10.10	The Chubb Corporation Long-Term Stock Incentive Plan (2004) incorporated by reference to Annex B of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 27, 2004.
10.11	Amendment to The Chubb Corporation Long-Term Stock Incentive Plan (2004) incorporated by reference to Exhibit (10.8) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.12	Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.2) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.13	Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for recipients of performance share awards other than Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.3) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.14	Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Chief Executive Officer and Vice Chairmen) incorporated by reference to Exhibit (10.8) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.15	Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.9) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.16	Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for recipients of restricted stock unit awards other than Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.10) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.17	Amendment to The Chubb Corporation Long-Term Stock Incentive Plan (2004) 2005, 2006, 2007, and 2008 Outstanding Restricted Stock Unit Agreements incorporated by reference to Exhibit (10.7) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.18	Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (three year vesting schedule) incorporated by reference to Exhibit (10.7) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.19	Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (four year vesting schedule) incorporated by reference to Exhibit (10.8) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.20	The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Annex C of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 27, 2004.
10.21	Amendment No. 1 to The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Exhibit (10.12) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibit Number	Description
10.22	The Chubb Corporation Stock Option Plan for Non-Employee Directors (2001) incorporated by reference to Exhibit C of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 24, 2001.
10.23	The Chubb Corporation Long-Term Stock Incentive Plan (2000) incorporated by reference to Exhibit A of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 25, 2000.
10.24	The Chubb Corporation Stock Option Plan for Non-Employee Directors (1996), as amended, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.25	The Chubb Corporation Stock Option Plan for Non-Employee Directors (1992), as amended, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.26	The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) incorporated by reference to Exhibit (10.1) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
10.27	Amendment No. 1 to The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) incorporated by reference to Exhibit (10.2) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.28	Amendment No. 2 to The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) incorporated by reference to Exhibit (10.33) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.29	The Chubb Corporation Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10.9) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.30	Amendment One to The Chubb Corporation Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on September 12, 2005.
10.31	Amendment No. 2 to The Chubb Corporation Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10.20) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.32	The Chubb Corporation Executive Deferred Compensation Plan incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.33	The Chubb Corporation Deferred Compensation Plan for Directors, as amended, incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on December 11, 2006.
10.34	Amendment No. 1 to The Chubb Corporation Deferred Compensation Plan for Directors, incorporated by reference to Exhibit (10.23) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.35	The Chubb Corporation Estate Enhancement Program incorporated by reference to Exhibit (10.1) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
10.36	The Chubb Corporation Estate Enhancement Program for Non-Employee Directors incorporated by reference to Exhibit (10.2) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
10.37	Corporate Aircraft Policy incorporated by reference to Exhibit (10.12) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.38	Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on January 21, 2003.

Exhibit Number	Description
10.39	Amendment, dated as of December 1, 2003, to Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on December 2, 2003.
10.40	Amendment No. 2, dated as of September 4, 2008, to Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.34) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.41	Change in Control Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.2) of the registrant's Current Report on Form 8-K filed on January 21, 2003.
10.42	Amendment, dated as of December 1, 2003, to Change in Control Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.2) of the registrant's Current Report on Form 8-K filed on December 2, 2003.
10.43	Amendment No. 2, dated as of September 4, 2008, to Change in Control Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.28) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.44	Offer Letter to Richard G. Spiro dated September 5, 2008, incorporated by reference to Exhibit (10.1) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
10.45	Change in Control Agreement, dated as of October 1, 2008, between The Chubb Corporation and Richard G. Spiro, incorporated by reference to Exhibit (10.29) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
11.1	Computation of earnings per share included in Note (16) of the Notes to Consolidated Financial Statements.
12.1	Computation of ratio of consolidated earnings to fixed charges filed herewith.
21.1	Subsidiaries of the registrant filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm filed herewith.
—	Rule 13a-14(a)/15d-14(a) Certifications.
31.1	Certification by John D. Finnegan filed herewith.
31.2	Certification by Richard G. Spiro filed herewith.
—	Section 1350 Certifications.
32.1	Certification by John D. Finnegan filed herewith.
32.2	Certification by Richard G. Spiro filed herewith.
—	Interactive Data File
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31				
	2011	2010	2009	2008	2007
	(in millions except for ratio amounts)				
Income from continuing operations before provision for income taxes	$2,199	$2,988	$2,962	$2,407	$3,937
Less:					
Income (loss) from equity investees	240	340	(9)	(14)	390
Add:					
Interest expensed	245	248	248	240	206
Capitalized interest amortized or expensed	—	2	2	8	12
Portion of rents representative of the interest factor	28	28	29	31	31
Distributions from equity investees	184	125	51	166	151
Income as adjusted	$2,416	$3,051	$3,301	$2,866	$3,947
Fixed charges:					
Interest expensed	$ 245	$ 248	$ 248	$ 240	$ 206
Portion of rents representative of the interest factor	28	28	29	31	31
Fixed charges	$ 273	$ 276	$ 277	$ 271	$ 237
Ratio of consolidated earnings to fixed charges	8.85	11.05	11.92	10.58	16.65

Exhibit 21.1

THE CHUBB CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Significant subsidiaries at December 31, 2011 of The Chubb Corporation, a New Jersey corporation, and their subsidiaries (indented), together with the percentages of ownership, are set forth below.

Company	Place of Incorporation	Percentage of Securities Owned
Federal Insurance Company	Indiana	100%
Pacific Indemnity Company	Wisconsin	100
Northwestern Pacific Indemnity Company	Oregon	100
Texas Pacific Indemnity Company	Texas	100
Executive Risk Indemnity Inc.	Delaware	100
Executive Risk Specialty Insurance Company	Connecticut	100
Great Northern Insurance Company	Indiana	100
Vigilant Insurance Company	New York	100
Chubb National Insurance Company	Indiana	100
Chubb Indemnity Insurance Company	New York	100
Chubb Custom Insurance Company	Delaware	100
Chubb Insurance Company of New Jersey	New Jersey	100
CC Canada Holdings Ltd.	Canada	100
Chubb Insurance Company of Canada	Canada	100
Chubb Insurance Investment Holdings Ltd.	United Kingdom	100
Chubb Insurance Company of Europe SE	United Kingdom	100
Chubb Capital Ltd.	United Kingdom	100
Chubb Insurance Company of Australia Ltd.	Australia	100
Chubb Argentina de Seguros, S.A.	Argentina	100
Chubb Insurance (China) Company Limited	China	100
Chubb Atlantic Indemnity Ltd.	Bermuda	100
DHC Corporation	Delaware	100
Chubb do Brasil Companhia de Seguros	Brazil	99
Bellemead Development Corporation	Delaware	100
Chubb Financial Solutions, Inc.	Delaware	100

Certain other subsidiaries of Chubb and its consolidated subsidiaries have been omitted since, in the aggregate, they would not constitute a significant subsidiary.

Exhibit 23.1

THE CHUBB CORPORATION

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3: No. 333-166851; Form S-8: No. 33-49230, No. 333-09275, No. 333-58157, No. 333-67347, No. 333-36530, No. 333-85462, No. 333-117120, No. 333-135011, No. 333-158841, No. 333-169571) of The Chubb Corporation and in the related Prospectuses of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedules of The Chubb Corporation and the effectiveness of internal control over financial reporting of The Chubb Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

New York, New York
February 27, 2012

Exhibit 31.1

THE CHUBB CORPORATION

CERTIFICATION

I, John D. Finnegan, certify that:

1. I have reviewed this annual report on Form 10-K of The Chubb Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ John D. Finnegan

John D. Finnegan
Chairman, President and Chief Executive Officer

Exhibit 31.2

THE CHUBB CORPORATION

CERTIFICATION

I, Richard G. Spiro, certify that:

1. I have reviewed this annual report on Form 10-K of The Chubb Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ Richard G. Spiro

Richard G. Spiro
Executive Vice President and Chief Financial Officer

Exhibit 32.1

THE CHUBB CORPORATION

CERTIFICATION OF PERIODIC REPORT

I, John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (the "Corporation"), certify, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Corporation for the annual period ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: February 27, 2012

/s/ John D. Finnegan

John D. Finnegan
Chairman, President and Chief Executive Officer

Exhibit 32.2

THE CHUBB CORPORATION

CERTIFICATION OF PERIODIC REPORT

I, Richard G. Spiro, Executive Vice President and Chief Financial Officer of The Chubb Corporation (the "Corporation"), certify, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Corporation for the annual period ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: February 27, 2012

/s/ Richard G. Spiro

Richard G. Spiro
Executive Vice President and Chief Financial Officer



THE CHUBB CORPORATION

Annual Review 2011

The Chubb Corporation

About Chubb


CHUBB & SON
1882

In 1882, Thomas Caldecot Chubb and his son Percy opened a marine underwriting business in the seaport district of New York City. The Chubbs were adept at turning risk transfer into business success, often by helping policyholders prevent losses before they occurred. Chubb also established strong relationships with the insurance agents and brokers who placed their clients' business with Chubb underwriters.

"Never compromise integrity," a Chubb slogan, captures the spirit of our company. Each of our 10,100 employees in North America, South America, Europe, Asia and Australia works toward the goal of satisfying customers by bringing professional excellence and fairness to each transaction.

Today, Chubb stands among the largest property and casualty insurers in the world. The principles of financial strength, proficient underwriting, conservative investment and excellent service, executed by our market-leading employees, have been the mainstays of our organization for 129 years.

On the Cover

Featured on our cover this year are Gerry Delon, Chief Financial Officer, and Terence Brady, Senior Vice President, Human Resources, of Pittsburgh-based NEP. With more


VISIONS

than 700 employees in the United States and United Kingdom, NEP's mission is to enable their clients to execute, deliver and display exceptional productions on any platform around the world.

Providing technical expertise and equipment, they offer solutions for remote television broadcasting, studio production, video display, webcasting and power generation.

Since 2003, NEP has looked to Chubb's global network to provide a complete suite of commercial and specialty insurance coverages wherever NEP operates.

Pictured on this page is Steve Jenkins, Managing Director of NEP's United Kingdom operations, inside one of NEP's mobile production trucks.

Note

Some of the statements in this Review may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). Please refer to the "Safe Harbor" Statement on the inside back cover of this Review.

This Review discusses operating income and certain other measures that are "non-GAAP financial measures" (as defined by the Securities and Exchange Commission). For additional information, please refer to "Explanation of Non-GAAP and Other Financial Measures" on the inside back cover of this Review.

CEO Report



John D. Finnegan, Chairman, President and Chief Executive Officer

Chubb earned $1.7 billion in net income in 2011 despite record catastrophe losses.

I am pleased to report that Chubb earned $1.7 billion in net income in 2011 despite record catastrophe losses. Never have so many costly natural catastrophes occurred in so many parts of the world in the same year. In the United States, we had Hurricane Irene, widespread tornadoes, wildfires in Texas and an autumn snowstorm in the Northeast. Elsewhere, Japan and New Zealand suffered earthquakes, and Australia endured multiple floods. Estimates of global insured catastrophe losses in 2011 for the property and casualty industry exceed $100 billion.

At Chubb, we incurred more than $1 billion in 2011 natural catastrophe losses as we helped our personal and commercial policyholders around the world rebuild their lives and businesses; that amount is an all-time record for Chubb. Our combined loss and expense ratio was 95.3% including 8.9 points of catastrophe losses, compared to our median of 3.0 points of annual catastrophe losses for the past 15 years. We had operating income (which we define as net



Paul J. Krump, President of Commercial and Specialty Lines



Harold L. Morrison, Jr., Chief Global Field Officer and Chief Administrative Officer

Our Board of Directors increased the common stock dividend for the 29th consecutive year.

income excluding after-tax realized investment gains and losses) of $1.5 billion ($5.12 per share). Net written premiums grew 5% to $11.8 billion. Book value per share increased 9%, and return on equity was 10.7%.

These are remarkable results, especially when compared to industry results for the year, and they explain why Chubb continues to be regarded as one of the premier property and casualty insurers for policyholders and shareholders alike.

REWARDING SHAREHOLDERS

During 2011, our Board of Directors increased the common stock dividend for the 29th consecutive year, assuring our continued membership in the exclusive S&P Dividend Aristocrat Club. We also repurchased 27.6 million shares of



Dino E. Robusto, President of Personal Lines and Claims



Richard G. Spiro, Chief Financial Officer

our common stock. In total, we returned $2.2 billion to shareholders in the form of stock repurchases and dividends during the year. From December 2005 through the end of 2011, we generated sufficient surplus capital to repurchase 184 million of our shares, representing about 45% of the shares that were outstanding at the beginning of that period.

In 2011, Chubb shareholders were rewarded with a total return of 19%, including market price appreciation and reinvested dividends. This compares to 2.1% for the S&P 500 Index and -0.2% for the S&P Property & Casualty Insurance Index. Chubb's compound average annual total return to shareholders over the past five years was 8.3%, which is 8.6 percentage points better than the S&P 500 and 14.1 points better than the S&P Property & Casualty Insurance Index.

In 2011, Chubb shareholders were rewarded with a total return of 19%, including market price appreciation and reinvested dividends.


Combined Loss & Expense Ratio
Percentage of premium dollars spent on claims and expenses
2011 95.3%
2010 89.3%
2009 86.0%
2008 88.7%
2007 82.9%
2006 84.2%
2005 92.3%
2004 92.3%
2003 98.0%
2002 106.7%

It's one thing to build a claims organization that can handle the day-to-day flow of claims in normal times. It's quite another to build teams and systems that can handle five to ten times the normal volume of daily claims during a major catastrophe and still settle them promptly and fairly.

OPERATING PERFORMANCE

In the face of challenging conditions, our three strategic business units performed well in 2011.

Chubb Personal Insurance (CPI) serves the high-net-worth and ultra-high-net-worth markets with the broad coverages of our *Masterpiece®* policies and our unsurpassed claim service. We insure fine homes, luxury and collector cars, yachts, jewelry, art and antiques, and we provide excess liability coverage to protect wealth from lawsuits. CPI also includes our global accident business, which we are expanding because it offers attractive growth and profit opportunities in a category that is uncorrelated to standard property and casualty cycles.

CPI's net written premiums increased 4% to $4 billion, and its combined ratio was 98.3%, including a 13.1 percentage point impact of catastrophes.

Severe weather events test the mettle of insurers' claims operations. It's one thing to build a claims organization that can handle the day-to-day flow of claims in normal times. It's quite another to build teams and systems that can handle five to ten times the normal volume of daily claims during a major catastrophe and still settle them promptly and fairly. While other insurers were boasting about getting back to catastrophe claimants within several days of the first report of a claim, our people were getting it done most often within six hours. It therefore came as no surprise that in our 2011 surveys, 97% of our U.S. Homeowners policyholders who had catastrophe claims told us they were "highly satisfied" with our claim service — the highest rating on the survey. No doubt this has contributed to the fact that our U.S. Homeowners policy retention rates have improved each quarter over the last two years, reaching 91% at year end.

Chubb Commercial Insurance (CCI) provides standard commercial lines such as property, marine, general liability, commercial auto, workers' compensation, excess/umbrella, boiler and multiple peril insurance. CCI's net written premiums were up 8% to $5.1 billion. CCI's combined ratio was 99.3%, including a 10.5 percentage point impact of catastrophes.

After seven years of a soft market, CCI's average 2011 renewal rates in the U.S. increased 3%, while renewal premium retention held steady at 86%. Rate momentum built steadily through the year. By year end, our underwriters were succeeding in obtaining higher rates in every CCI line, with the largest increases coming in products and geographic regions that were most affected by catastrophe losses and margin compression. Another encouraging indicator of the improving pricing environment is that in the final quarter of 2011, we secured rate increases on 70% of the business we renewed and accepted decreases on only 10%. By contrast, in the fourth quarter a year earlier, we had rate increases on 30% and decreases on 50% of the accounts we renewed.

Chubb Specialty Insurance (CSI) provides Professional Liability insurance and Surety bonds. Professional Liability (PL) includes directors & officers, errors & omissions, employment practices liability, crime, fiduciary, financial fidelity and kidnap & ransom insurance. CSI's net written premiums were flat at $2.7 billion, and its combined ratio was 85.1%. PL premiums were flat, and the combined ratio was 89.9%. In the U.S., average 2011 renewal rates for PL were down 1%, and renewal premium retention was 87%. The good news is that average PL renewal rates in the U.S. improved each quarter of the year and were positive in the fourth quarter — for the first time since 2009 following the financial crisis-related market disruption. Before that, rates had not increased since the beginning of 2004. Surety lines net written premiums increased 1%, and the combined ratio was 49.1%


Net Income per Share
2011 $5.76
2010 $6.76
2009 $6.18
2008 $4.92
2007 $7.01
2006 $5.98
2005 $4.47
2004 $4.01
2003 $2.23
2002 $0.64

GLOBAL PRESENCE

Our global footprint expands across 26 countries outside the United States, accounting for 28% of our total net written premiums. In Canada, Europe, Latin America, Asia and Australia, we provide insurance for local as well as multinational customers. Our geographic expansion over the years has been healthy for our business, as it diversifies our risk and provides opportunities for growth and profit in both developed and less mature markets.

In 2011, growth in our European operations was restrained by economic jitters emanating from the financial crisis in some of the European Union countries; moreover, the improved rate environment that we saw in the United States was not yet evident in Europe. In our Asia Pacific operations, along with premium growth came losses from catastrophes in Japan, Australia and New Zealand.

Despite these challenges, net written premiums outside the United States increased 11% (8% in local currencies), compared to a 2% increase in the U.S., and our operations outside the U.S. contributed substantially to our profitability. As the global market improves, Chubb's international network will provide additional profitable growth opportunities as we serve the needs of companies wherever they do business.

As the global market improves, Chubb's international network will provide additional profitable growth opportunities as we serve the needs of companies wherever they do business.

FINANCIAL STRENGTH

Chubb's financial strength is a major selling point for many of our customers. They want to be certain that their insurer not only will be *willing* to pay claims but also will be *able* to pay them. Accordingly, they value our high credit ratings


2011 Business Mix by Net Written Premiums
($ in billions)
Specialty Insurance $2.7
Personal Insurance $4.0
23%
34%
43%
Commercial Insurance $5.1
Outside the United States $3.3
28%
72%
United States $8.5

and conservative investment practices.

At year-end 2011, our investment portfolio was valued at $42.8 billion including unrealized appreciation before tax of $2.7 billion. About 87% of our portfolio was invested in fixed-maturity securities with an average credit rating of Aa2. Shareholders' equity was $15.6 billion. During 2011, we repaid $400 million of debt, bringing our debt-to-capital ratio to 18.7% at year end.

Customers want to be certain that their insurer not only will be willing to pay claims but also will be able to pay them. Accordingly, they value our high credit ratings and conservative investment practices.

LOOKING BACK, LOOKING AHEAD

The property and casualty insurance industry began the 21st century mired in a soft market of declining rates in many lines. Things got worse with the attack on the World Trade Center and a series of corporate scandals. The insured losses that resulted from these events led to large rate increases in some lines and strong industry profitability by 2004. Prosperity was interrupted briefly by Hurricane Katrina in 2005, which pushed the industry back into underwriting losses, but it rebounded to achieve record profits in 2006 and 2007. Rates resumed their decline in 2006 and continued to fall through 2010, resulting in lower profit margins and industry combined ratios above 100% from 2008 through 2011.

On the investment side, the financial meltdown of 2008 and its subsequent damage to the global economy hurt insurers' portfolios and reduced industry surplus. Those competitors who prior to the crisis had loaded their portfolios with higher-risk assets in the hope of boosting returns suffered losses on many of those assets. The more recent decline in yields on fixed-maturity securities to their most depressed levels in nearly half a century has increased the value of those securities but has put downward pressure on insurers' investment income.

Where does that leave the industry today? The costs of catastrophes and other losses have risen, and rate increases to date have not been sufficient to make up the shortfall, resulting in margin compression. Industry analysts have said that favorable reserve development is not likely to continue at the pace of recent years. Because the Federal Reserve Board has announced its intention to keep interest rates at current levels through 2014, it is unlikely that fixed-maturity portfolio yields will improve in the near term. With anemic investment yields compounded by underwriting losses, the need for higher rates seems clear.

The good news is that by year-end 2011, U.S. commercial insurance rates were on the upswing. While this is a positive sign, rates have not yet reached adequate levels, and it will take time for better-priced business to be reflected in our results.



Total Return to Shareholders
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
Chubb
$33,000
S&P 500
$17,118
S&P P&C
$13,447
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
December 31

Value of $10,000 invested on December 31, 2002 in Chubb common stock, S&P 500 Index and S&P Property & Casualty Index, including share price appreciation and reinvested dividends. Past results are no guarantee of future returns.



Market Value per Share
$70.00
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$69.22
$26.10
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
December 31

WHY CHUBB STANDS OUT

We believe that Chubb is better positioned than most of our competitors to benefit from improving economic conditions and a stronger rate environment. We never tire of pointing out what we think differentiates Chubb in what many regard as a commodity industry.

- We reject the idea that all insurance is the same except for price. We deliver a better product — better because of broader coverages and enhanced services such as commercial loss control services and home appraisals, among others.
- We're also different in how we handle claims. When a customer files a claim, we do not regard him or her as an adversary. We look at the claim as a means of earning the customer's enduring loyalty through the quality and speed of service we provide in making the customer whole. Our commercial and specialty lines customers receive the same empathetic, fair and prompt claim service as our personal lines customers.
- We act as responsible stewards for the premiums entrusted to us by investing conservatively so as to maintain our financial strength. Rating agencies place Chubb among the highest-rated property and casualty insurers based on financial strength and claims-paying ability.

We look at a claim as a means of earning the customer's enduring loyalty through the quality and speed of service we provide in making the customer whole.


Book Value per Share
December 31
2011 $57.15
2010 $52.24
2009 $47.09
2008 $38.13
2007 $38.56
2006 $33.71
2005 $29.68
2004 $26.28
2003 $22.67
2002 $19.93

Our employees and independent agents are our best source of ideas for new products, and we have expanded our use of internal social media platforms to facilitate collaboration in order to generate, develop and harvest these ideas.

- We're serious about the art and science of underwriting; our employees' expertise is a major differentiator which benefits customers as we understand their unique risks and tailor products to meet them. World-class underwriting also benefits our shareholders as we excel at risk selection and pricing. We're content to be a niche player rather than write every piece of business that comes our way. There are industries we like to write and those we do not, based on decades of experience. We price each account to adequately reflect our assessment of the risk we assume rather than base our price on what others in the market are quoting.
- We're relentless in exploring new ways to grow profitably through the generation of new products to serve existing and new markets. Our employees and independent agents are our best source of ideas for new products, and we have expanded our use of internal social media platforms to facilitate collaboration in order to generate, develop and harvest these ideas. Through our active presence on Facebook, Twitter, YouTube and LinkedIn, we are using the social media to advance our brand and to interact with consumers and potential recruits.

Above all, while we pursue growth, we don't aspire to be the biggest insurance company — just the best insurer for customers and producers and the most profitable for shareholders. To do that, we need the most talented and dedicated professionals in the industry, and we work hard to attract, train, reward and retain them.

The Chubb formula has worked well for us since 1882, and we like our prospects for 2012 and beyond.

I extend my thanks to our customers, employees, suppliers, agents and brokers for your role in making 2011 another successful year for Chubb.

John D. Finnegan
Chairman, President and
Chief Executive Officer
February 23, 2012

Seamless Global Service



UNITED STATES

Worldwide Headquarters: Warren, NJ

Eastern Territory

Atlanta Region
Atlanta, GA
Birmingham, AL
Maitland, FL
Nashville, TN
Tampa, FL

Boston Region
Boston, MA
New Haven, CT
Portsmouth, NH
Simsbury, CT

New York Region
New Jersey
New York, NY
Whitehouse Station, NJ

Philadelphia Region
Harrisburg, PA
Philadelphia, PA
Pittsburgh, PA

Washington, DC Region
Baltimore, MD
Charlotte, NC
Chesapeake, VA
Columbia, SC
Raleigh, NC
Richmond, VA
Washington, DC

Westchester Region
Long Island, NY
Rochester, NY
Westchester, NY

Western Territory

Chicago Region
Chicago, IL
Grand Rapids, MI
Itasca, IL
Milwaukee, WI
Troy, MI

Cincinnati Region
Cincinnati, OH
Cleveland, OH
Columbus, OH
Indianapolis, IN
Louisville, KY

Dallas Region
Austin, TX
Dallas, TX
Houston, TX
Tulsa, OK

Denver Region
Denver, CO
Phoenix, AZ
Portland, OR
Seattle, WA

Los Angeles Region
Los Angeles, CA
Newport Beach, CA
Northern California
San Francisco, CA

Minneapolis Region
Des Moines, IA
Kansas City, MO
Minneapolis, MN
St. Louis, MO

CANADA

Calgary, AB
Montréal, QC
Toronto, ON
Vancouver, BC

BERMUDA

Hamilton

LATIN AMERICA

Argentina
Buenos Aires

Brazil
Belo Horizonte
Brasilia
Curitiba
Porto Alegre
Rio de Janeiro
São Paulo

Chile
Santiago

Colombia
Barranquilla
Bogotá
Cali
Medellín

México
Guadalajara
México City
Monterrey

EUROPE

Austria
Vienna

Belgium
Brussels

Denmark
Copenhagen

France
Lille
Lyon
Nantes
Paris
Strasbourg

Germany
Düsseldorf
Hamburg
Munich

Ireland
Dublin

Italy
Milan

Netherlands
Amsterdam

Spain
Barcelona
Madrid

Sweden
Stockholm

Switzerland
Zurich

United Kingdom
Belfast
Birmingham
Glasgow
Leeds
London
Manchester

ASIA/PACIFIC

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Hong Kong
Nanjing
Shanghai

Japan
Tokyo

Korea
Seoul

Singapore

Taiwan
Taipei

Thailand
Bangkok

The Chubb Corporation

Officers

Chairman, President and Chief Executive Officer
John D. Finnegan

Executive Committee
John D. Finnegan
Paul J. Krump
Harold L. Morrison, Jr.
Dino E. Robusto
Richard G. Spiro

Executive Vice Presidents
Ned I. Gerstman
Paul J. Krump
Harold L. Morrison, Jr.
Dino E. Robusto
Robert M. Witkoff

Executive Vice President and Chief Financial Officer
Richard G. Spiro

Executive Vice President and General Counsel
Maureen A. Brundage

Senior Vice Presidents
Daniel J. Conway
Frederick W. Gaertner
Paul R. Geyer
Mark E. Greenberg
Glenn A. Montgomery
Steven M. Versaggi

Senior Vice President and Chief Accounting Officer
John J. Kennedy

Vice Presidents
Stephen A. Fuller
Thomas J. Ganter
Marc R. Hachey
Sunita Holzer
Marylu Korkuch
Thomas J. Swartz, III
Thomas J. Walsh, Jr.

Vice President, Corporate Counsel and Secretary
W. Andrew Macan

Vice President and Treasurer
Douglas A. Nordstrom

Chubb & Son, a division of Federal Insurance Company

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President of Commercial and Specialty Lines
Paul J. Krump

President of Personal Lines and Claims
Dino E. Robusto

Executive Vice President, Chief Global Field Officer and Chief Administrative Officer
Harold L. Morrison, Jr.

Executive Vice President and Chief Financial Officer
Richard G. Spiro

Executive Vice President and General Counsel
Maureen A. Brundage

Executive Vice Presidents
Gerard M. Butler
Robert C. Cox
Christopher J. Giles
Sunita Holzer
James P. Knight
Mark P. Korsgaard
Gary C. Petrosino
Steven R. Pozzi
Kathleen M. Tierney

Administrative Committee
W. Brian Barnes
Maureen A. Brundage
Gerard M. Butler
Richard A. Ciullo
Robert C. Cox
John D. Finnegan
Christopher J. Giles
Mark E. Greenberg
Sunita Holzer
John J. Kennedy
James P. Knight
Mark P. Korsgaard
Paul J. Krump
Harold L. Morrison, Jr.
Gary C. Petrosino
Steven R. Pozzi
Dino E. Robusto
Gail W. Soja
Stuart A. Spencer
Richard G. Spiro
Kathleen M. Tierney

Senior Vice Presidents
James E. Altman
Ronald J. Arigo
Joel D. Aronchick
William D. Arrighi
Gregory P. Barabas
Achiles I. Barbatsoulis
Mark L. Berthiaume
Jon C. Bidwell
Peter G. Boecher
Julia T. Boland
James P. Bronner
Timothy D. Buckley
John F. Casella
Michael J. Casella
Michael A. Chang
Richard A. Ciullo
Gardner R. Cunningham, Jr.
David S. Dalton
James A. Darling
Gary R. Delong
Brian J. Douglas
Kathleen M. Dubia
Mark D. Dugle
Alexis R. Durean, Jr.
James P. Ekdahl
Mary M. Elliott
Kathleen S. Ellis
Amy L. Feller
Michele N. Fincher
Philip W. Fiscus
Thomas V. Fitzpatrick
Philip G. Folz
Jill A. Francis
Paul W. Franklin
Anthony S. Galban
Trevor S. Gandy
Thomas J. Ganter
John C. Gibson, Jr.
Mark E. Greenberg
Charles S. Gunter
Marc R. Hachey
Lorraine C. Heinen
Steven D. Hernandez
Jeffrey Hoffman
Kevin G. Hogan
Kim D. Hogrefe
Patricia A. Hurley
Anthony Iovine
Gerald A. Ippolito
Mark S. James
Hope Jarvis
Latrell Johnson
Bettina F. Kelly
Amy F. Kendall
John J. Kennedy
Caroline King
Eric T. Krantz
Ulli Krell
James V. Lalor
Kathleen S. Langner
Paul A. Larson
Kevin J. Leidwinger
Paul L. Lewis
Beverly J. Luehs
Michael J. Maloney
David P. Mc Keon
Michelle D. Middleton
Robert P. Midwood
Jeffrey J. Miller
John J. Mizzi
Ellen J. Moore
Frank Morelli
Dee A. Nunley
Frances D. O'Brien
Kelly P. O'Leary
Michael W. O'Malley
Rolando A. Orama
Daniel A. Pacicco
Jane M. Peterson
Edward J. Radzinski
Richard D. Reed
Michael K. Reicher, II
Christoph C. Ritterson
Eric M. Rivera
Jody E. Rollins
Evan J. Rosenberg
Judith A. Sammarco
Franklin D. Sanders, Jr.
Eric D. Schall
L. Joshua Shamansky
Timothy M. Shannahan
Leigh A. Sherman
Michael A. Slor
Kevin G. Smith
Gail W. Soja
Veronica Somarriba
Scott R. Spencer
Stuart A. Spencer
Kurt R. Stemmler
Kenneth J. Stephens
Lloyd J. Stoik
Patrick F. Sullivan
John M. Swords
Joel M. Tealer
Audrey Testerman
Clifton E. Thomas
Bruce W. Thorne
Joel S. Townsend
Gary Trust
Peter J. Tucker
William C. Turnbull, Jr.
Michele E. Twyman
Jeffrey A. Updyke
Susan M. Vella
James P. Villa
Tracey A. Vispoli
Peter H. Vogt, II
Charles J. Walkonis
Susan C. Waltermire
Susan Watts
Carole J. Weber
James L. West
Owen E. Williams
Jeremy N.R. Winter
Barbara A. Wittick
Jack S. Zacharias

Senior Vice President and Chief Actuary
W. Brian Barnes

Senior Vice Presidents and Actuaries
Peter V. Burchett
Scott E. Henck
Robert J. Hopper
Shu C. Lin
Michael F. McManus
Keith R. Spalding

Senior Vice President and Deputy General Counsel
Judith A. Heim

Senior Vice Presidents and Associate General Counsels
Matthew Campbell
Kirk J. Raslowsky
Linda F. Walker

Senior Vice President and Associate Counsel
James Sharkey

Senior Vice President and Coverage Counsel
Louis Nagy

Senior Vice President and Treasurer
Douglas A. Nordstrom

Vice Presidents
Jill A. Abere
William M. Adams
Michael K. Adkins
Charul G. Agarwal
Punit Agarwal
Brenda I. Albiar
Christie S. Alderman
George N. Allport
Mary S. Aquino
Michael Arcuri
Brendan Arnott
Silvia J. Bach
Dorothy M. Badger
Sybil O. Baffoe
Kirk O. Bailey
Stephen F. Ballinger
Brent A. Banchansky
Gregory W. Bangs
David A. Barclay
Frances M. Barfoot
Richard W. Barnett
Kevin F. Barry
Jeffrey A. Barton
Arthur J. Beaver
Christopher M. Beck
William R. Bell, III
Christopher J. Bender
Tyrone A. Bennett
R. Kerry Besnia
Nancy A. Birkenstock
David H. Bissell
Stanley V. Bloom
Julie Bond
Odette M. Bonvouloir
Daniel J. Bosold
Dennis L. Bostedo, Jr.
Michael J. Bronzino, Sr.
Jeffrey M. Brown
Jeff H. Brundrett
Dekker M. Buckley
John A. Burkhart, III
James D. Butchart
Sabine B. Cain
Walter K. Cain
Ronald Calavano
Alan M. Carlson
James M. Carson
John C. Cavanaugh
Lyria Charles
Barnes L. Chatelain
Kenneth Chung
Thomas C. Clansen
Christopher J. Cocca
Arthur W. Cohen
Richard N. Consoli
Brian B. Cottone
Suzanne M. Covelli
Monika H. Cox
Edwin E. Creter
Raymond L. Crisci, Jr.
William S. Crowley
Tyrus R. Czeschin
Timothy E. Dadik
Christine A. Dart
Michael D. Daugherty
Carl V. Davidson
Mark W. Davis
Andrew H. Dawson
Johann C. D'Costa
Janet Decostro
David S. Deets
Carol A. DeFrance
Richard T. Delaney
Judith A. Delarosa
Joseph F. Delucco
Phillip C. Demmel
Susan Devries Amelang
Colleen A. Dey
Joanne C. Diamond
James S. Dobson
Catherine A. Donahue
Wendy J. Dowd
Abbie D. Dutterer
Leslie L. Edsall
Richard J. Edsall
Patricia J. Eggleston
Timothy G. Ehrhart
Robert C. Ellis, Jr.
Nilo S. Enriquez
Victoria S. Esposito
Craig M. Farina
Timothy J. Farr
Thomas J. Fazio
Michael Feighan
Drew A. Feldman
Alison M. Ferrell
Karen E. Feuerherm
Jeffrey B. Fischer
James A. Fiske
Brian J. Flynn
Peter A. Flynn
Frederick W. Gaertner
Roopa Gandhi
Scott D. Garney
Donald M. Garvey, Jr.
Mark D. Gatliff
Irene T. Gaughan
Dominick J. Genoese
Jennifer P. Gentry
Patrick Gerrity
Gary M. Gershon
Ned I. Gerstman
Ralph Giordano
Karen R. Gladden
Kenneth T. Goldstein
Stephen P. Goldstein
Christine Gomes
Yolemy Gonzalez
Frank F. Goudsmit
John A. Griffin
Kevin J. Guinan
James W. Gunson
William C. Haigh
Patricia L. Hall
Nancy Halpin-Birkner
Noel P. Hannon
Patricia F. Harris
Stephen B. Harris
Peter J. Harrison
William R. Harrison
Serena S. Hecker-Battles
Michael W. Heembrock
Jacqueline Hein
Randolph L. Hein
Raymond Hendrickson
Richard D. Hesselman
Frederick P. Hessenthaler
Steven M. Hill
Harold B. Himes
Douglas Hite
Debra Ann Hochron
Michael G. Hoeschen
Hilary R. Hoffman
Pamela D. Hoffman
Peter J. Hollingsworth
Seth Hopkins
Chris Howard
Edward I. Howard
Joaquin O. Hoyos
Neil A. Huber
Amy M. Ingram
Robert A. Iskols
Michael E. Jackson
Steven Jakubowski
John M. Jeffrey
Kathleen B. Jewell
Maria L. Johnson
Kenneth C. Jones
Lisa M. Jones
John J. Juarez, Jr.
Jessica M. Jung
Celine E. Kacmarek
Arvind Kapoor
James R. Kebbekus
Michael C. Keimig
Brendan R. Kelley
Timothy J. Kelly
Debra W. Kestenbaum
Edward G. Kinzer
Elsbeth Kirkpatrick
Joseph M. Korkuch
Dieter W. Korte
Joseph E. Kozlowski
Steven Krempasky
Edgar Kroeze
Ralph La Canna
Troy Landry
Barbara J. Langione
Terri L. Lathan
Mary M. Leahy
James W. Lenz
Kelly Lewis
Robert A. Lippert
Mark A. Locke
Donna M. Lombardi
Matthew E. Lubin
Richard P. Luongo
John W. Luthringer
David E. Mack
Michael G. Mangini
Leona E. Mantie
Keith D. Marks
John C. Marques
Mary Anne Martucci
James Martuscelli
Patricia S. Martz
Brian Mates
Eileen G. Mathews
Richard D. Mauk
Paul T. Maurer
Holly J. Mayer
Anthony McCuller
Kathleen M. Mc Donough
Preston McGowan
Penny L. McGuire
Timothy J. McGuire
Monique L. McKeon
Michelle McLaughlin
Edward J. McLoughlin, Jr.
Diane R. Mc Nally
Joanna B. McNamara
Amy E. McNeece
Neil W. McPherson
Robert Meola
Allison W. Meta
Ann M. Minzner Conley
Joseph D. Miskell
Andrea M. Mollica
Kelley A. Moloney
Gregory E. Monroe
Paul N. Morrissette

Chubb & Son, a division of Federal Insurance Company *(continued)*

Officers

Danielle Moss
Debra L. Mullikin
Richard P. Munson
Patrick P. Murphy
Gerald Myers
Jennifer M. Naughton
Ruth T. Nelson
Jennifer K. Newsom
Catherine J. Nikoden
Daniel Nocera
David B. Norris, Jr.
Brian M. O'Connell
Paul V. O'Donnell
Stephen S. Oh
Thomas P. Olson
Ryan M. Oosterheert
Michael D. Oppe
John S. Osaben
Carla D. Owens
Philip A. Paczkowski
Catherine M. Padalino
Peter Palermo
Michael Palumbo
Shweta Pandey
Christopher Parker
Mary Parzych
Louise T. Patregnani
Tamra A. Pawloski

Jonathan L. Pensa
Anthony F. Perrone
Jeffrey Peterson
Irene D. Petillo
Soraya C. Pickett
Mary Beth Pittinger
Stephen M. Plocher
Kristen E. Poplar
Robert J. Price
Ramona D. Pringle
Jennifer L. Proce
James H. Proferes
William J. Puleo
David L. Pych
Robert S. Rafferty
Richard P. Reed
Robert Reedy
Walead A. Refai
Edward J. Reilly
James L. Rhyner
Merrily Riesebeck
Jennifer M. Riley
Gary V. Rispoli
Nicholas Rizzi
Mark J. Robinson
Anne Rocco
Edward F. Rochford
Frank L. Rockett

Benjamin J. Rockwell
Marylou Rodden
Thomas J. Roessel
Jorge A. Rosas
June A. Rose
Victoria S. Rossetti
Christopher P. Rutz
Jeffrey W. Ryan
Liam T. Ryan
Ruth M. Ryan
Barbara N. Sandelands
Anthony V. Santamaria
Hemant Sarma
John Sarnese
Melissa P. Scheffler
Jeffrey S. Schell
Michael A. Schraer
Robert D. Schuck
Russell J. Schuren
Mark L. Schussel
Camila Serna
Mary T. Sheridan
Kristine A. Shields
Anthony W. Shine
Donald L. Siegrist, Jr.
Jason Skrant
Patricia S. Smith
Scott E. Smith

T. Clarke Smith, III
Victor J. Sordillo
Christine M. Staron
Julie A. Stephenson
William J. Stickle
Leverett S. Stocking, III
Beth A. Strapp
Dorit D. Straus
Robert E. Tarozzi
Scott B. Teller
James S. Thieringer
Jonathan Thomas
Eric W. Thompson
Mark L. Thompson
Peter J. Thompson
Dionysia G. Toregas
Richard E. Towle
Kristin A. Towse
Peter Tribulski
J. Tracy Tucker
Roy C. Tyson, III
Richard L. Ughetta
Paula C. Umreiko
J. Scott Usilton
Louise Van Dyck
Nivaldo Venturini
Bennett C. Verniero
Gonzalo Videla

John T. Volanski
Kevin M. Waldron
Christine Wartella
Walter B. Washington
Maureen B. Waterbury
Bradley J. Watson
Ryan L. Watson
Robert B. Weinman
Janece E. White
Valerie L. White
James M. Wikoff
David B. Williams
Michael A. Williams
Mary P. Wilson
Suzanne L. Witt
Archyne S. Woodard
Gary C. Woodring
Steven Yacik
Jeffrey B. Yao
Dawna A. Yont
Regina York
Brian J. Young
Stephen J. Zappas
Cynthia Zegel
Yelena Zeltser
Dominick Zenzola

Vice President and Secretary
W. Andrew Macan

Vice Presidents and Actuaries
Jason R. Abrams
Peter Attanasio
Richard L. Brown
Dwane Gossai
James R. Healey
Kevin A. Kesby
John Noble
Kraig P. Peterson
Ju-Young Suh

Vice Presidents and Associate Counsels
Gail Arkin
Douglas E. Arone
Maura M. Caliendo
Johanna F. Chanin
Kelly P. Daly
Albina M. Domingues
Arthur M. Nalbandian
Colette Perri
Wendy Taylor
Robert F. Tuohy

Federal Insurance Company

Officers

Chairman, President, and Chief Executive Officer
Paul J. Krump

Vice Chairman and Chief Operating Officer
Dino E. Robusto

Senior Vice President and Chief Global Field Officer
Harold L. Morrison, Jr.

Senior Vice President and Chief Financial Officer
Richard G. Spiro

Senior Vice President and General Counsel
Maureen A. Brundage

Senior Vice Presidents
Stephen Blasina
Stanley V. Bloom
Jonathan P. Doherty
Shasi Gangadharan
Christopher J. Giles
Christopher Hamilton
Christopher R. Lees
Mark T. Lingafelter
Kevin O'Shiel
Gary C. Petrosino

Vice Presidents
James E. Altman
Paul Baldacchino
Richard W. Barnett
Dekker M. Buckley
Michael J. Casella
Amy Chai
Julie Ann Chalmers
Bay Hon Chin
Richard A. Ciullo
William C. Clarkson
Ann Maree Cook
Stephen De Gruchy
Gregory D. Dodds
Matthew T. Doquile
Paul V. D'Souza
Jiong Du
David J. Foote
Tin Yau Fung
Frederick W. Gaertner
Thomas J. Ganter
Ned I. Gerstman
Paul R. Geyer
Andrew R. Gourley
Gregory L. Hicks
Jason Howard
George X.Z. Huang
Mark S. James
Kurt Han Kuk Jang
John J. Kennedy
Mah Swee Keong
Sang Kyoun Kim
Helen Koustas
Matthew E. Lubin
Beverly J. Luchs
Dermot McComiskey
David P. Mc Keon
Glenn A. Montgomery
David B. Norris, Jr.
Rolando A. Orama
Steven J. Ord
Emma Osborne
Matthew Pasterfield
Elisabeth N. Rees
Jorge A. Rosas
Andrew Russell
Leo A. Schmidt
John X. Stabelos
Kevin M. Stevens
Leo Takagi
Graham Turnock
Steven M. Versaggi
Robert M. Witkoff
Jeff Jun Wu
Kiyoshi Yamamoto
Aaron Yip Yan Wing

Vice President and Actuary
W. Brian Barnes

Vice President and Secretary
W. Andrew Macan

Vice President and Treasurer
Douglas A. Nordstrom

Chubb Insurance Company of Canada

Officers

Chairman, President and Chief Executive Officer
Ellen J. Moore

Senior Vice President and Chief Financial Officer
Grant S. McEwen

Senior Vice President, General Counsel and Secretary
John F. Cairns

Senior Vice President and Actuary
Philip Jeffery

Senior Vice Presidents
Jean Bertrand
Giovanni Damiano
Patricia Ewen
Paul L. Johnstone
Michel Rousseau
Andrew Steen
Zorica Todorovic

Vice Presidents
Anne Barnes
Barry Blackburn
LeeAnn Boyd
Robert Boyle
Dale Chow
Mary Maloney
Jeffrey Marit
Robert Murray
Ana Robic

Chubb Insurance Company of Europe SE

Officers

President and Chief Executive Officer
Michael J. Casella

Senior Vice Presidents
Jan Auerbach
Gardner R. Cunningham, Jr.
Thierry Daucourt
Johannes Etten
Christopher J. Giles
Istvan Haasz
Carlos Merino
Jeremy Miles
Jalil Rehman
Fred Shurbaji
Bernardus Van Der Vossen

Senior Vice President and Chief Financial Officer
Kevin O'Shiel

Senior Vice President, General Counsel and Secretary
Ranald T. I. Munro

Vice Presidents
Ron Bakker
Paul Barnett
Thierry Bourguignon
Robert Cage
Bijan Daftari
Paul Davenport
Guillaume Deal
Kevin Docherty
Mark Edmondson
Richard Eveleigh
Andrew Francis
Lynn George
David Gibbs
Marta Gomez-Llorente
Brian Hardwick
Isabelle Hilaire
Jamie Keaney
Monique Kooijman
Richard Lambert
Neil Lee-Amies
Julie Marcello
Graham Medcalf
Simon Mobey
Miguel Molina
Tom Newark
Rene Nieuwland
Steven J. Ord
Tara Parchment
Stuart Payne
Bjorn Petersen
Mark Roberts
Feliciano Ruiz
Henrik Schwiening
Covington Shackleford
Chris Tait
Michael Thyssen
Lynn Twinn
Monique Van Der Linden
Sophie Van Til Leedham
Brian Vosloh
Bernd Wiemann
Nigel Williams
Alison Zobel

Vice President & Chief Actuary
Tim Saltmarsh

The Chubb Corporation

Directors



Zoë Baird Budinger
President
The Markle Foundation



John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation



Jess Søderberg
Retired Partner and Group CEO
A.P. Moller-Maersk



Sheila P. Burke
Research Faculty
J.F. Kennedy School of Government,
Harvard University



Lawrence W. Kellner
President
Emerald Creek Group



Daniel E. Somers
Retired Vice Chairman
Blaylock and Partners LP



James I. Cash, Ph.D.
Professor Emeritus
Harvard Business School



Martin G. McGuinn
Retired Chairman and Chief Executive Officer
Mellon Financial Corp.



James M. Zimmerman
Lead Director
The Chubb Corporation
Retired Chairman and Chief Executive Officer
Federated Dept. Stores, Inc.



Lawrence M. Small
Former Secretary
Smithsonian Institution



Alfred W. Zollar
Former General Manager
Tivoli Software
IBM Corporation

Committees of the Board

Audit Committee
Daniel E. Somers (Chair)
Zoë Baird Budinger
Lawrence W. Kellner
Martin G. McGuinn
Jess Søderberg
Alfred W. Zollar

Organization & Compensation Committee
Martin G. McGuinn (Chair)
James I. Cash, Ph.D.
James M. Zimmerman
Alfred W. Zollar

Executive Committee
John D. Finnegan (Chair)
James I. Cash, Ph.D.
Martin G. McGuinn
Daniel E. Somers
James M. Zimmerman

Finance Committee
John D. Finnegan (Chair)
Sheila P. Burke
Lawrence W. Kellner
Jess Søderberg

Corporate Governance & Nominating Committee
James I. Cash, Ph.D. (Chair)
Zoë Baird Budinger
Sheila P. Burke
Lawrence M. Small
Daniel E. Somers

"Safe Harbor" Statement

Some of the statements in this Review may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). These forward-looking statements are made pursuant to the safe harbor provisions of the PSLRA and include statements regarding fixed income maturity yields and our competitive positioning. Such statements speak only as of the date of the Review and are not guarantees of future performance. Various risks and uncertainties may cause actual results to differ materially. These risks and uncertainties include those discussed in the filings we make with the Securities and Exchange Commission. We assume no obligation to update such forward-looking statements.



Explanation of Non-GAAP and Other Financial Measures

Operating income, a non-GAAP financial measure, is net income excluding after-tax realized investment gains and losses. Management uses operating income, among other measures, to evaluate its performance because the realization of investment gains and losses in any given period is largely discretionary as to timing and can fluctuate significantly, which could distort the analysis of trends.

The combined loss and expense ratio (or combined ratio), expressed as a percentage, is the key measure of underwriting profitability. Management uses the combined loss and expense ratio calculated in accordance with statutory accounting principles applicable to property and casualty insurance companies to evaluate the performance of the underwriting operations. It is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. Statutory accounting principles applicable to property and casualty insurance companies differ in certain respects from generally accepted accounting principles. Under statutory accounting principles, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned.

Return on equity is the ratio of net income divided by average shareholders' equity. Average shareholders' equity is the average of the beginning and all quarter-end balances within the period.

The Chubb Corporation

15 Mountain View Road
Warren, New Jersey 07059
Telephone (908) 903-2000
www.chubb.com

Stock Listing

The common stock of the Corporation is traded on the New York Stock Exchange under the symbol CB.

Dividend Agent, Transfer Agent and Registrar

Computershare Shareholder Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
Telephone (877) 251-3569
www.computershare.com

Principal photography: Peter Vidor



THE CHUBB CORPORATION
15 Mountain View Road, Warren, New Jersey 07059
Telephone (908) 903-2000 • www.chubb.com